Exhibit 99.1

ENTRÉE RESOURCES LTD.

Annual Information Form

FOR THE YEAR ENDED

DECEMBER 31, 2019

DATED March 13, 2020

TABLE OF CONTENTS

DATE OF INFORMATION, DEFINED TERMS AND ABBREVIATIONS	4

FORWARD LOOKING STATEMENT	4

CURRENCY AND EXCHANGE	6

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES	6

CORPORATE STRUCTURE	7

NAME, ADDRESS AND INCORPORATION	7
INTERCORPORATE RELATIONSHIPS	9

GENERAL DEVELOPMENT OF THE BUSINESS	9

THREE YEAR HISTORY	13

DESCRIPTION OF THE BUSINESS	17

MINERAL RESOURCE BUSINESS	17
BUSINESS OF ENTRÉE	18
TURQUOISE HILL, RIO TINTO AND OTLLC	20
AGREEMENTS WITH SANDSTORM	32
NON-BROKERED PRIVATE PLACEMENT	34
ARRANGEMENT	34
ENVIRONMENTAL COMPLIANCE	35
COMPETITION	35
SPECIALIZED SKILLS AND KNOWLEDGE	36
BUSINESS CYCLES	36
SEASONALITY	36
ECONOMIC DEPENDENCE	36
FOREIGN OPERATIONS	36
EMPLOYEES	36

MATERIAL MINERAL PROPERTY	36

ENTRÉE/OYU TOLGOI JV PROJECT, MONGOLIA	36
INTRODUCTION	37
PROJECT AREA	38
MINERAL TENURE, ROYALTIES AND AGREEMENTS	38
GEOLOGY AND MINERALIZATION	40
HISTORY	41
DRILLING AND SAMPLING	41
DATA VERIFICATION	43
METALLURGICAL TESTWORK	44
MINERAL RESOURCE ESTIMATION	45
MINERAL RESOURCE STATEMENT	46
MINERAL RESERVE ESTIMATION	48
MINERAL RESERVE STATEMENT	49
MINING METHODS	50
RECOVERY METHODS	52
PROJECT INFRASTRUCTURE	53
ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS	53
MARKETS AND CONTRACTS	55

CAPITAL COST ESTIMATES	55
OPERATING COST ESTIMATES	57
ECONOMIC ANALYSIS – 2018 RESERVE CASE	58
SENSITIVITY ANALYSIS – 2018 RESERVE CASE	61
PRELIMINARY ECONOMIC ASSESSMENT	61
RECOMMENDATIONS	69

NON-MATERIAL PROPERTIES	70

RISK FACTORS	71

DIVIDENDS	88

CAPITAL STRUCTURE	88

MARKET FOR SECURITIES	88

ESCROWED SECURITIES	89

DIRECTORS AND OFFICERS	89

PROMOTERS	95

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	95

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	95

TRANSFER AGENTS AND REGISTRARS	96

MATERIAL CONTRACTS	97

INTEREST OF EXPERTS	97

ADDITIONAL INFORMATION	98

APPENDIX

ENTRÉE RESOURCES LTD.

ANNUAL INFORMATION FORM

DATE OF INFORMATION, DEFINED TERMS AND ABBREVIATIONS

Unless otherwise specified in this Annual Information Form (the “AIF”), the information herein is presented as at December 31, 2019, the last date of the Company’s most recently completed financial year.

As used in this AIF, the term the “Company” refers only to Entrée Resources Ltd. The term “Entrée” may include, collectively or individually, one or more of the subsidiaries of Entrée Resources Ltd.

FORWARD LOOKING STATEMENT

This AIF contains “forward-looking statements” and “forward looking information” (together the “forward looking statements”) within the meaning of securities legislation and the United States Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements are made as of the date of this AIF and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities laws.

Forward-looking statements include, but are not limited to, statements with respect to corporate strategies and plans; requirements for additional capital; uses of funds and projected expenditures; timing and status of Oyu Tolgoi underground development, the development options under consideration and the related cost and schedule implications; the value and potential value of assets and the ability of the Company to maximize returns to shareholders; the timing and status of the Tavan Tolgoi-based power project; timing of completion of the Definitive Estimate (as defined below); timing and amount of production from the first lift of the Entrée/Oyu Tolgoi joint venture property, potential production delays and the impact of any delays on the Company’s cash flows, expected copper and gold grades, liquidity, funding requirements and planning; the future prices of copper, gold, molybdenum and silver; the estimation of mineral reserves and resources; projected mining and process recovery rates; estimates of capital and operating costs, mill throughput, cash flows and mine life; capital, financing and project development risk; mining dilution; closure costs and requirements; discussions with the Government of Mongolia, Rio Tinto, Oyu Tolgoi LLC and Turquoise Hill Resources Ltd. on a range of issues including Entrée’s interest in the Entrée/Oyu Tolgoi joint venture property, the Shivee Tolgoi and Javhlant mining licences and certain material agreements; potential actions by the Government of Mongolia with respect to the Shivee Tolgoi and Javhlant mining licences and Entrée’s interest in the Entrée/Oyu Tolgoi joint venture property; the potential for Entrée to be included in or otherwise receive the benefits of the Oyu Tolgoi Investment Agreement or another similar agreement; the potential for the Government of Mongolia to seek to directly or indirectly invest in Entrée’s interest in the Hugo North Extension and Heruga deposits; the potential application of the Government of Mongolia’s Resolution 81, Resolution 140 and Resolution 175 to the Shivee Tolgoi and Javhlant licences; potential size of a mineralized zone; potential expansion of mineralization; potential discovery of new mineralized zones; potential metallurgical recoveries and grades; plans for future exploration and/or development programs and budgets; permitting time lines; anticipated business activities; proposed acquisitions and dispositions of assets; and future financial performance.

In certain cases, forward-looking statements and information can be identified by words such as “plans”,expects” or “does not expect”, “is expected”, “budgeted”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate” or “believe” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will be taken”, “occur” or “be achieved”. While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are based on numerous assumptions regarding present and future business strategies; the correct interpretation of agreements, laws and regulations; local and global economic conditions and negotiations and the environment in which Entrée will operate in the future, including commodity prices, projected grades, projected dilution, anticipated capital and operating costs and anticipated future production and cash flows; the anticipated location of certain infrastructure and sequence of mining; the construction and continued development of the Oyu Tolgoi underground mine; and the status of Entrée’s relationship and interaction with the Government of Mongolia, Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources Ltd. With respect to the construction and continued development of the Oyu Tolgoi underground mine, important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements and information include, amongst others, the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long term domestic power source for Oyu Tolgoi (or the availability of financing for Oyu Tolgoi LLC to construct such a source); the ability of Oyu Tolgoi LLC to secure and draw down on the supplemental debt under the Oyu Tolgoi project finance facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Turquoise Hill Resources Ltd. and Rio Tinto to further develop Oyu Tolgoi; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practises in Mongolia; delays, and the costs which would result from delays, in the development of the underground mine; the status of the relationship and interaction between Oyu Tolgoi LLC, Rio Tinto and Turquoise Hill Resources Ltd. with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance; the anticipated location of certain infrastructure and sequence of mining; projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The 2018 PEA (as defined below) is based on a conceptual mine plan that includes Inferred resources. Numerous assumptions were made in the preparation of the 2018 PEA, including with respect to mineability, capital and operating costs, production schedules, the timing of construction and expansion of mining and processing facilities, and recoveries, that may change materially once production commences at Hugo North Extension Lift 1 and additional development and capital decisions are required. Any changes to the assumptions underlying the 2018 PEA could cause actual results to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements and information relating to the 2018 PEA.

Other risks, uncertainties and factors which could cause actual results, performance or achievements of Entrée to differ materially from future results, performance or achievements expressed or implied by forward-looking statements and information include, amongst others, unanticipated costs, expenses or liabilities; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; regulatory restrictions (including environmental regulatory restrictions and liability); risks related to international operations, including legal and political risk in Mongolia; risks related to the potential impact of global or national health concerns, including the COVID-19 (coronavirus) pandemic; risks associated with changes in the attitudes of governments to foreign investment; risks associated with the conduct of joint ventures; inability to upgrade Inferred mineral resources to Indicated or Measured mineral resources; inability to convert mineral resources to mineral reserves; conclusions of economic evaluations; fluctuations in commodity prices and demand; changing foreign exchange rates; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; activities, actions or assessments by Rio Tinto, Turquoise Hill Resources Ltd. or Oyu Tolgoi LLC and by government authorities including the Government of Mongolia; the availability of funding on reasonable terms; the impact of changes in interpretation to or changes in enforcement of laws, regulations and government practices, including laws, regulations and government practices with respect to mining, foreign investment, royalties and taxation; the terms and timing of obtaining necessary environmental and other government approvals, consents and permits; the availability and cost of necessary items such as water, skilled labour, transportation and appropriate smelting and refining arrangements; unanticipated reclamation expenses; changes to assumptions as to the availability of electrical power, and the power rates used in operating cost estimates and financial analyses; geotechnical or hydrogeological considerations during mining being different from what was assumed; changes to assumptions as to salvage values; ability to maintain the social licence to operate; accidents, labour disputes and other risks of the mining industry; environmental risks; global climate change; title disputes; limitations on insurance coverage; competition; loss of key employees; cyber security incidents; misjudgements in the course of preparing forward-looking statements; and those factors discussed in the section entitled “Risk Factors” in this AIF. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements and information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking statements and information, whether as a result of new information, future events, or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements and information.

CURRENCY AND EXCHANGE

Entrée’s financial statements are stated in United States dollars and are prepared in conformity with International Financial Reporting Standards (“IFRS”).

In this AIF, all dollar amounts are expressed in United States dollars unless otherwise specified. Because Entrée’s principal executive office is located in Canada, many of its obligations are and will continue to be incurred in Canadian dollars (including, by way of example, salaries, rent and similar expenses). Where the disclosure is not derived from the annual financial statements for the year ended December 31, 2019, the Company has not converted Canadian dollars to United States dollars for purposes of making the disclosure in this AIF.

CANADIAN DISCLOSURE STANDARDS FOR MINERAL RESOURCES AND MINERAL RESERVES

Canadian disclosure standards for the terms “mineral reserve,” “Proven mineral reserve” and “Probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), which adopts the definitions of the terms ascribed by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) in the CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014, as may be amended from time to time by the CIM.

The definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. Under SEC Industry Guide 7 standards, a “final” or “bankable” Feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “Measured mineral resource”, “Indicated mineral resource” and “Inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and have historically not been permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” may only be separately disclosed, have a great amount of uncertainty as to their existence, and have great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred mineral resources may not form the basis of Feasibility or Pre-Feasibility studies, except in rare cases.

Accordingly, descriptions in this AIF of Entrée’s mineral deposits may not be comparable to similar information made public by United States companies pursuant to SEC Industry Guide 7.

CORPORATE STRUCTURE

Name, Address and Incorporation

Entrée is an exploration stage company that has an interest in an advanced project located in Mongolia. The Company’s executive office is located at:

Suite 1650 – 1066 West Hastings Street

Vancouver, British Columbia, Canada V6E 3X1

Phone: 604.687.4777

Fax: 604.687.4770

Website: www.EntreeResourcesLtd.com

Information contained on the Company’s website does not form part of this AIF. The Company’s registered and records office is located at 2900-550 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 and its agent for service of process in the United States of America is National Registered Agents, Inc., 1090 Vermont Avenue NW, Suite 910, Washington, DC 20005.

Entrée maintains an administrative office in Ulaanbaatar, the capital of Mongolia, to support Mongolian operations. The address of the Mongolian office is:

Suite 409

Gurvan Gal office center 8/1, Chinggis Avenue

Sukhbaatar District 1st County

Ulaanbaatar, Mongolia

Phone: 976.11.318562

Fax: 976.11.319426

The Company was incorporated in British Columbia, Canada, on July 19, 1995, under the name “Timpete Mining Corporation”. On February 5, 2001, the Company changed its name to “Entrée Resources Inc.”. On October 9, 2002 the Company changed its name from “Entrée Resources Inc.” to “Entrée Gold Inc.” and, on January 22, 2003, changed its jurisdiction of domicile from British Columbia to the Yukon Territory by continuing into the Yukon Territory. On May 27, 2005, the Company changed the governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporation Act (British Columbia) (the “BCBCA”). On May 9, 2017, the Company changed its name to “Entrée Resources Ltd.”

The Company’s common shares (the “Common Shares”) traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006, the Company’s Common Shares began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ETG”. Effective October 1, 2019, the Company voluntarily withdrew its Common Shares from listing on NYSE American LLC and its Common Shares commenced trading on the Over-the-Counter OTCQB Venture Market (the “OTCQB”) under the symbol “ERLFF”.

At inception the Company’s Memorandum and Articles authorized it to issue up to 20 million Common Shares without par value. On September 30, 1997, the Company subdivided its authorized capital on a two new shares for one old share basis, resulting in authorized capital of 40 million Common Shares without par value. On February 5, 2001, the Company subdivided its Common Shares on a four new shares for one old share basis, thus increasing its authorized capital to 160 million Common Shares without par value and simultaneously reduced its authorized capital to 100 million Common Shares without par value. On October 9, 2002 the Company consolidated its authorized capital, both issued and unissued, on the basis of one new share for each two old shares, resulting in authorized capital of 50 million Common Shares without par value and simultaneously increased the authorized capital from 50 million Common Shares without par value to 100 million Common Shares without par value. On May 20, 2004, the Company received approval from its shareholders to increase its authorized share capital from 100 million Common Shares without par value to an unlimited number of Common Shares, all without par value. This increase became effective June 16, 2004, the date the Company filed the amendment to its Articles.

At the Company’s Annual General Meeting of shareholders held on June 27, 2013, shareholders confirmed the alteration of the Company’s Articles by the addition of advance notice provisions as Part 14B (the “Advance Notice Provisions”). The Advance Notice Provisions provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. Only persons who are eligible under the BCBCA and who are nominated in accordance with the following procedures set forth in the Advance Notice Provisions shall be eligible for election as directors of the Company. At any annual general meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Company’s board of directors (the “Board”) may be made only: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a “proposal” made in accordance with Part 5, Division 7 of the BCBCA, or pursuant to a requisition of the shareholders made in accordance with section 167 of the BCBCA; or (c) by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in the Advance Notice Provisions and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and provides evidence of such ownership that is satisfactory to the Company, acting reasonably; and (B) who complies with the notice procedures set forth in the Advance Notice Provisions.

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources Corp. (“Mason Resources”), through a plan of arrangement under Section 288 of the BCBCA (the “Arrangement”). The Arrangement closed on May 9, 2017. Entrée shareholders received common shares of Mason Resources by way of a share exchange, pursuant to which each existing Common Share of Entrée was exchanged for one “new” Common Share of Entrée and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to Entrée shareholders. Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017 under the symbol “MSSNF”. On December 19, 2018, Mason Resources and Hudbay Minerals Inc. (“Hudbay”) completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

Intercorporate Relationships

The Company conducts its business and owns its property interests through the four subsidiaries set out in the organizational chart below. All the Company’s subsidiaries are 100% owned.

*Entrée LLC holds the Shivee Tolgoi and Javhlant mining licences in Mongolia. A portion of the Shivee Tolgoi mining licence area and all of the Javhlant mining licence area are subject to a joint venture with Oyu Tolgoi LLC. Oyu Tolgoi LLC is owned as to 66% by Turquoise Hill Resources Ltd. and as to 34% by the Government of Mongolia (through Erdenes Oyu Tolgoi LLC). See “Description of the Business” below.

GENERAL DEVELOPMENT OF THE BUSINESS

Entrée is an exploration stage resource company with interests in exploration and advanced properties in Mongolia, Peru and Australia.

Entrée/Oyu Tolgoi JV Property

Entrée’s principal asset is its interest in the Entrée/Oyu Tolgoi joint venture property (the “Entrée/Oyu Tolgoi JV Property”) – a carried 20% participating interest in two of the Oyu Tolgoi project deposits, and a carried 20% or 30% interest (depending on the depth of mineralization) in the surrounding large, underexplored, highly prospective land package located in the South Gobi region of Mongolia. Entrée’s joint venture partner, Oyu Tolgoi LLC (“OTLLC”), holds the remaining interest.

The Oyu Tolgoi project includes two separate land holdings: the Oyu Tolgoi mining licence, which is held by OTLLC (66% Turquoise Hill Resources Ltd. (“Turquoise Hill”) and 34% the Government of Mongolia), and the Entrée/Oyu Tolgoi JV Property, which is a partnership between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence, and all of the Javhlant mining licence, which mostly surround the Oyu Tolgoi mining licence (Figure 1 below). Both the Shivee Tolgoi and Javhlant mining licences are held by Entrée. The terms of the joint venture between Entrée and OTLLC (the “Entrée/Oyu Tolgoi JV”) state that Entrée has a 20% participating interest with respect to mineralization extracted from deeper than 560 metres below surface and a 30% participating interest with respect to mineralization extracted from above 560 metres depth.

The Entrée/Oyu Tolgoi JV Property includes the Hugo North Extension copper-gold deposit (also referred to as “HNE”) and the majority of the Heruga copper-gold-molybdenum deposit. The resources at Hugo North Extension include a Probable reserve, which is part of the first lift (“Lift 1”) of the Oyu Tolgoi underground block cave mining operation. Lift 1 is in development by project operator Rio Tinto. When completed, Oyu Tolgoi is expected to become the world’s third largest copper mine.

In addition to the Hugo North Extension copper-gold deposit, the Entrée/Oyu Tolgoi JV Property includes approximately 94% of the resource tonnes outlined at the Heruga copper-gold-molybdenum deposit and a large exploration land package, which together form a significant component of the overall Oyu Tolgoi project.

On January 15, 2018, the Company announced the results of a Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property (the “2018 Technical Report”). The 2018 Technical Report discusses two development scenarios, a reserve case (the “2018 Reserve Case”) and a Life-of-Mine (“LOM”) Preliminary Economic Assessment (“2018 PEA”). The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave.

The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from the second lift of Hugo North Extension (“Lift 2”) and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1. The 2018 PEA includes Indicated and Inferred resources from Hugo North Extension Lifts 1 and 2, and Inferred resources from Heruga. Significant development and capital decisions will be required for the eventual development of Hugo North Extension Lift 2 and Heruga once production commences at Hugo North Extension Lift 1.

Both the 2018 Reserve Case and the 2018 PEA are based on information reported within the 2016 Oyu Tolgoi Feasibility Study (“OTFS16”), completed by OTLLC on the Oyu Tolgoi project (refer to Turquoise Hill’s press release dated October 21, 2016). OTFS16 discusses the mine plan for Lift 1 of the Hugo North (including Hugo North Extension) underground block cave on both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property. Rio Tinto is managing the construction and eventual operation of Lift 1 as well as any future development of deposits included in the 2018 PEA. In 2019, subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. A definitive estimate (the “Definitive Estimate”) is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on mineral resources and reserves estimates and overall cost and schedule for the underground development.

LOM highlights of the production results from the 2018 Reserve Case and the 2018 PEA are summarized in Table 1 below.

Table 1 – Summary LOM Production Results – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 Reserve Case	2018 PEA
Probable Reserve Feed		35 Mt @ 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)	----
Indicated Resource Feed		----	113 Mt @ 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Inferred Resource Feed		----	708 Mt @ 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper Recovered	Mlb	1,115	10,497
Gold Recovered	koz	514	9,367
Silver Recovered	koz	3,651	45,378

    Notes:

●	Mineral reserves and mineral resources are reported on a 100% basis.

●	Entrée has a 20% interest in the above processed material and recovered metal.

●	The mineral reserves in the 2018 Reserve Case are not additive to the mineral resources in the 2018 PEA.

●	Copper equivalent (“CuEq”) is calculated as shown in the footnotes to Table 3 and Table 4 below.

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

In both development options (2018 Reserve Case and 2018 PEA) the 2018 Technical Report only contemplates the production and cash flows attributable to the Entrée/Oyu Tolgoi JV Property, not production and cash flows for other mineral deposits located on the Oyu Tolgoi mining licence owned 100% by OTLLC. Note the production and cash flows from these two development options are not additive.

Below are some of the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. All figures shown for both cases are reported on a 100% Entrée/Oyu Tolgoi JV basis.

Key items per the 2018 Reserve Case outputs are as follows:

●	Entrée/Oyu Tolgoi JV Property development production from Hugo North Extension Lift 1 is assumed to start in 2021 with initial block cave production starting in 2026.

●	14-year mine life (5-years development production and 9-years block cave production).

●

Maximum production rate of approximately 24,000 tonnes per day (“tpd”), which is blended with production from OTLLC’s Oyut open pit deposit and Hugo North deposit to reach an average mill throughput of approximately 110,000 tpd.

Key items per the 2018 PEA outputs are as follows:

Table 2 – Summary 2018 PEA Production Outputs – Entrée/Oyu Tolgoi JV Property

Entrée/Oyu Tolgoi JV Property	Units	2018 PEA (1)
		HNE Lift 1 + Lift 2	HNE Lift 1+2+Heruga
Mine Life (2)	Years	33	77*
Metal Recovered (3) • Copper • Gold • Silver	Mlb Koz Koz	5,579 2,637 20,442	10,497 9,367 45,378

Notes:

(1)

The economic analysis in the 2018 PEA does not have as high a level of certainty as the 2018 Reserve Case. The 2018 PEA is preliminary in nature and includes Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(2)

*The 2018 PEA covers a period from 2021 to 2097 (77 years), but there is an 11-year period (2054-2064) with no mining from the Entrée/Oyu Tolgoi JV Property when other mineralization from the Oyu Tolgoi mining licence is being mined and processed.

(3)	Entrée has a 20% attributable interest in the recovered metal.

●	Mineralization mined from the Entrée/Oyu Tolgoi JV Property is blended with production from other deposits on the Oyu Tolgoi mining licence to reach a mill throughput of 110,000 tpd.

●	Development schedule assumptions for Entrée/Oyu Tolgoi JV Property:

–	2021 start of Lift 1 development production and in 2026 initial Lift 1 block cave production

–	2028 Lift 2 development production and in 2035 initial Lift 2 block cave production

–	2065 Heruga development production and in 2069 initial block cave production

The 2018 PEA and the 2018 Reserve Case are not mutually exclusive; if the 2018 Reserve Case is developed and brought into production, the mineralization from Hugo North Extension Lift 2 and Heruga is not sterilized or reduced in tonnage or grades. Heruga could be a completely standalone underground operation, independent of other Oyu Tolgoi project underground development, and provides considerable flexibility for mine planning and development.

Subsequent to the completion of OTFS16 and the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential impact on the key production assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA.

The 2018 Technical Report has been filed on SEDAR and is available for review under the Company’s profile on SEDAR (www.sedar.com) or on www.EntreeResourcesLtd.com.

Arrangement with Mason Resources

On February 28, 2017, the Company announced that the Board had approved a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through a court approved plan of arrangement under Section 288 of the BCBCA. The Arrangement closed on May 9, 2017. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing Common Share of the Company held as of the effective date of the Arrangement was exchanged for one “new” Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. There was no change to shareholders’ interests in the Company.

The Company transferred to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly held the Ann Mason Project and the Lordsburg property, along with $8.84 million in cash. The result of the Arrangement was two separate and focused, well-capitalized entities, each with a high-quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.

Optionholders and warrantholders of the Company received replacement options and warrants of the Company and options and warrants of Mason Resources which are proportionate to, and reflective of the terms of, their original options and warrants of the Company.

Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017 under the symbol “MSSNF”. On December 19, 2018, Mason Resources and Hudbay completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

Three Year History

The following is a timeline summarizing the general development of Entrée’s business over the last three completed financial years:

January 2017

The Company closes an oversubscribed non-brokered private placement of 18,529,484 units at a price of C$0.41 per unit for gross proceeds of C$7,597,088. Each unit consists of one Common Share and one-half of one transferable Common Share purchase warrant. Each whole warrant entitles the holder to purchase one additional Common Share for five years.

February 2017

The Company announces its Board has approved a strategic reorganization of its business. Pursuant to the Arrangement, Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico and $8.84 million will be transferred to a newly incorporated company, Mason Resources. Shareholders of the Company will receive common shares of Mason Resources in proportion to their shareholdings in the Company. There will be no change to shareholders’ existing interests in the Company. The Arrangement is expected to result in two separate and focused, well-capitalized, debt-free entities, each with a high-quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.

May 2017

The Company announces that its shareholders voted 97.93% in favour of approving the spin-out of Mason Resources, subject to final court approval and TSX acceptance. The Arrangement closes on May 9, 2017. Concurrent with the closing, the Company changes its name from “Entrée Gold Inc.” to “Entrée Resources Ltd.”.

Turquoise Hill reports that the focus of Oyu Tolgoi underground development activities continues to be lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system. Sinking of Shaft 2 is expected to reach its final depth of 1,284 metres later in 2017. Completion of Shaft 5 sinking is likely in early 2018. Supporting infrastructure progressed with Oyut II Camp construction activities increasing. The new development crusher and dewatering system are on target to enable an additional development crew to be added in the third quarter of 2017. Development of the convey-to-surface decline continued to progress following completion of bulk excavation at the end of 2016. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator. Turquoise Hill expects production from the first draw bell on the Oyu Tolgoi mining licence in mid-2020.

August 2017	The Company announces that it has engaged Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited) (“Wood”) to complete an initial data review to be followed up by a Technical Report which will include a Preliminary Economic Assessment of the Entrée/Oyu Tolgoi JV’s Hugo North Extension Lift 2 and Heruga.
October 2017

The Company announces that Wood has completed its initial data review and has commenced work on a NI 43-101 Technical Report relating to Entrée’s participating interest in the Entrée/Oyu Tolgoi JV. The Technical Report is expected to be completed by January 2018. Following a visit by management to the Oyu Tolgoi underground development project in September 2017, the Company reports that project development, including both direct production and supporting infrastructure, appears to be on track and is being completed to the highest safety and operating standards. The site visit provides Company management with an opportunity to tour some of the main surface infrastructure, including the concentrator and tailings facilities and to also go underground to observe some of the development work completed to date. In addition, management was able to review plans with OTLLC for the immediate and medium-term future.

November 2017

Turquoise Hill announces that since the re-start of Oyu Tolgoi underground development in May 2016, a total of 5.4 equivalent kilometres of lateral development has been completed. During the third quarter of 2017, the third development crew was deployed. Crews four and five are in training and are expected to be deployed during the fourth quarter of 2017. Also during the third quarter of 2017, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in the fourth quarter of 2017.

January 2018

The Company announces the results of the 2018 Technical Report completed on its interest in the Entrée/Oyu Tolgoi JV Property. The updated Technical Report discusses two development scenarios, a reserve case and a LOM Preliminary Economic Assessment. The 2018 Reserve Case is based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave. The 2018 PEA is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

Turquoise Hill announces the sinking of Shaft 5 is expected to be complete in the first quarter of 2018. In December 2017, the fifth development crew became fully operational. OTLLC has completed the sinking of Shaft 2, including reaching final depth, shaft bottom mass excavation and concrete floor installation, marking an early milestone in the development progress of Lift 1. The fit out of Shaft 2 will take place throughout 2018. Turquoise Hill continues to expect the first draw bell in mid-2020 and sustainable first production from the Oyu Tolgoi mining licence in 2021.

February 2018

The Company announces that Lord Howard has retired from his positions as director and Non-Executive Chairman of the Board. Mark Bailey has been appointed Non-Executive Chairman and Michael Price has been appointed to the Board to fill the vacancy created by Lord Howard’s retirement.

March 2018

As reported by Turquoise Hill, the sinking of Shaft 5 is completed at a final depth of 1,178 metres. Installation of the shaft exhaust fan is on target to be finished in early second quarter 2018. Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities.

June 2018

The Company announces that it has sold its 0.5% net smelter returns royalty on Candente Copper Corp.’s Cañaraico copper project in Northern Peru to Anglo Pacific Group PLC (“Anglo Pacific”). The Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly hold the royalty to Anglo Pacific for consideration of $1 million, payable by the issuance of 478,951 Anglo Pacific shares. The Company also retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the royalty.

July 2018

Turquoise Hill announces the Oyu Tolgoi project has achieved an important underground development milestone with the completed commissioning of Shaft 5, which is 1,178 metres deep and 6.7 metres in diameter. There is expected to be a step-up in underground activities with the increased ventilation capacity from Shaft 5. Earthworks for Shafts 3 and 4 continued during the second quarter 2018 and the sinking package was awarded in July 2018.
October 2018

Turquoise Hill announces that Rio Tinto, in its role as manager of the Oyu Tolgoi project and underground construction contractor, has undertaken its second annual schedule and cost re-forecast for the project. According to this re-forecast, lateral development has progressed well, construction completion schedule for Hugo North Lift 1 on the Oyu Tolgoi mining licence remains on track for 2022 and the project is expected to be completed at the $5.3 billion budget estimate disclosed in OTFS16 and Turquoise Hill’s 2016 Oyu Tolgoi Technical Report. OTLLC has committed $2.1 billion to Mongolian vendors and contractors since the restart of project development. Additionally, several key facilities have been completed, including Shaft 5, various underground infrastructure and a new camp to house 5,500 workers.

Despite significant progress in the development of the project, Rio Tinto has notified Turquoise Hill, based on preliminary results of its second annual schedule and cost re-forecast for the project, of a delay to achievement of sustainable first production from Hugo North Lift 1 on the Oyu Tolgoi mining licence which is now expected to occur by the end of third quarter 2021 instead of first quarter 2021. This is a result of certain delays including, but not limited to, the completion of Shaft 2 and challenging ground conditions. First draw bell remains on track for mid-2020, partly due to a change in the draw bell sequencing strategy.

November 2018

Turquoise Hill announces that the main focus of 2018 continues to be underground lateral development, the fit out of Shaft 2, support infrastructure and the convey-to-surface decline. At the end 2018, underground development is expected to have completed approximately 11 kilometres of equivalent development through a mixture of mass excavation and lateral development. Pre-sinking activities for Shafts 3 and 4 progressed during the third quarter of 2018, including a box cut, and sinking for both shafts is expected to commence mid-2019. Shaft 2 completed sinking in January 2018 and was followed by the completion of stripping in the third quarter of 2018 and the start of the fit-out process in the same quarter. During the third quarter of 2018, Shaft 2 collar doors and controls were commissioned and mechanical installation of the rock breaker on the shaft’s jaw crusher was completed. Shaft 2 capabilities, along with increased development, are critical path items to the start of production ramp-up. During the third quarter of 2018, development of the convey-to-surface decline also continued to progress with the permanent ventilation facility being commissioned and becoming operational. The convey-to-surface system enables production ramp up beyond the Shaft 2, 30,000 tonnes per day capacity to the full 95,000 tonne per day underground production from the mine.

December 2018

Turquoise Hill announces the signing of the Power Source Framework Agreement (“PSFA”) between OTLLC and the Government of Mongolia which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic solution for the Oyu Tolgoi project. The PSFA formalizes the role of each party and sets out an amended timetable for OTLLC to source power domestically. Construction is expected to start in 2020 following further studies and commissioning of the power plant is scheduled for mid-2023. OTLLC will now move forward to confirm the technical design of the project and finalize the commercial arrangements, including financing, underpinning the PSFA. The 300 megawatt plant will be majority owned by OTLLC and will be situated close to the Tavan Tolgoi coalfields.

April 2019

As reported by Turquoise Hill, Rio Tinto, as manager of the Oyu Tolgoi project, has advised Turquoise Hill that delays on the Shaft 2 fit out are expected to result in an overall schedule delay to sustainable first production from the Oyu Tolgoi mining licence beyond the end of third quarter 2021. Additionally, Rio Tinto is studying relocating the ore passes on the footprint and this may modify the initiation sequence within Panel 0. The study will be incorporated into the Definitive Estimate, as will work necessary to estimate any impact on cost and development schedule. The Definitive Estimate is expected to be complete towards the end of 2019.
May 2019

As reported by Turquoise Hill, during the first quarter of 2019 work continued on critical Shaft 2 equipping activities, central heating plant, mine infrastructure, underground materials handling system and on priority underground development. The fit-out and commissioning of Shaft 2 is expected to be completed by the end of October 2019. Pre-sinking works for Shaft 3 and Shaft 4 have commenced.

August 2019

As reported by Turquoise Hill:

•  Improved rock mass information and geotechnical data modelling has confirmed that there are stability risks associated with components of the existing mine design. Options include assessment of the impact of the mid-access drives, location of the on-footprint components of the ore handling system, the sequence of crossing the panel boundaries during mining operations, and an option that alters the panel boundary approach and would leave temporary pillars in ore that would then be recovered later in the mine-life, sub-blocking the previously planned three panels into five or more panels.

•  A number of options are being evaluated to determine the final design of Panel 0, and this work is anticipated to continue into early 2020. Following a period of additional data collection and model updates, two phases of geotechnical modelling work are planned to inform staged mine design updates. The geotechnical modelling is expected to continue into early 2020 with final design decisions to be made at this time. A period of detailed design, schedule and cost estimation will follow resulting in the delivery of the Definitive Estimate in the second half of 2020, reflecting the preferred mine design approach.

•  All options under consideration present a clear pathway to sustainable first production from the Oyu Tolgoi mining licence, albeit with different cost and schedule implications. Critically, all underground development to date has not been impacted at all by pending changes to the mine design, and all infrastructure developed to date remains usable and in the appropriate locations for all of the mine design options under review.

•  Based on these options, preliminary estimates indicate that sustainable first production from the Oyu Tolgoi mining licence could be delayed by 16 to 30 months compared to Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the Oyu Tolgoi underground project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill. This range includes contingency of up to eight months reflecting the unexpected and challenging geotechnical issues, complexities in the construction of Shaft 2, and reflects the detailed work still required to reach a more precise estimate. This results in sustainable first production from the Oyu Tolgoi mining licence now being expected between May 2022 and June 2023 with the first drawbell now expected between October 2021 and September 2022.

•  Current information indicates that Oyu Tolgoi mineral reserves will not be materially impacted by the mine design options being considered; however, ongoing reviews will be considered as work progresses.

August – October 2019

The Company announces in August 2019 that it has received a notice from NYSE American LLC stating that it is not in compliance with certain continued listing standards. In September 2019 the Company announces its intention to voluntarily withdraw its Common Shares from listing on NYSE American LLC. After careful consideration and a review of several options, the Board has determined that a voluntary delisting and applying for trading on a more suitable U.S. trading platform is in the Company’s best interests. The Company announces that its last day of trading on the NYSE American LLC is September 30, 2019 and effective October 1, 2019, the Company’s Common Shares will commence trading on the OTCQB in the United States under the symbol “ERLFF”.

November 2019

As reported by Turquoise Hill, construction of Shaft 2 on the Oyu Tolgoi underground project is complete and is in the final stages of commissioning. The completion of Shaft 2 is a significant milestone achieved, as it will allow for up to 300 people in the service hoist and lift up to 60 tonne skips in the production hoist, both of which will accelerate the development of the underground Oyu Tolgoi copper-gold mine. Shafts 3 and 4 pre-sinking works is complete.

The first of the key decisions with respect to completing the final mine design has been made; a mid-access drive will be retained only on the apex level of the mine design of Panel 0. Turquoise Hill expects decisions regarding the sequencing of the first panel of mining, Panel 0, productivity inputs and ore pass locations to be completed by April 2020. The resulting Pre-Feasibility Study designs being detailed to Feasibility Study standard, then scheduled and costed to form the Definitive Estimate are due in the second half of 2020.

DESCRIPTION OF THE BUSINESS

Mineral Resource Business

Entrée is in the mineral resource business. This business generally consists of three stages: exploration, development and production. Mineral resource companies that are in the exploration stage have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land to discover them. Mineral resource companies that have located mineral resources in commercially exploitable quantities and are preparing to extract them are in the development stage, and the properties are referred to as being “advanced”. Companies engaged in the extraction of those mineral resources are in the production stage. Entrée has interests in exploration and advanced properties in Mongolia, Peru and Australia.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land and mineral rights or the acquisition of specific, but limited mineral rights to the land (e.g. a licence, lease or concession). After acquisition, exploration typically begins with a surface examination by a professional geologist with the aim of identifying areas of potential mineralization, followed by detailed sampling and mapping of rock exposures along with possible geophysical and geochemical grid surveys over un-exposed portions of the property (i.e. underground), and possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly-spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, and in sufficiently-advanced properties, gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock.

A mineral resource may be identified and estimated through detailed exploration, drilling and sampling to establish geological and grade continuity followed by a geostatistical analysis of the data. The results are supported by a Technical Report prepared in accordance with NI 43-101. A mineral resource company may then choose to have a Preliminary Economic Assessment (“PEA”) prepared, based on the mineral resource estimate.

Once exploration is sufficiently advanced, and if the resource estimate is of sufficient quality (i.e. with mineralization classified in the Indicated and/or Measured categories), the next step would be to undertake a Pre-Feasibility study followed by a Feasibility Study.

Business of Entrée

Entrée’s principal asset is its joint venture interest in the Entrée/Oyu Tolgoi JV Property in Mongolia, which forms a significant portion of the overall Oyu Tolgoi project area. The Entrée/Oyu Tolgoi JV Property comprises the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence, and hosts:

●	The Hugo North Extension copper-gold porphyry deposit (Lift 1 and Lift 2):

–

Lift 1 is the upper portion of the Hugo North Extension copper-gold porphyry deposit and forms the basis of the 2018 Reserve Case. It is the northern portion of the Hugo North Lift 1 underground block cave mine plan that is currently in development on the Oyu Tolgoi mining licence. Based on the mine design discussed in OTFS16 and the 2018 Technical Report, development would cross north onto the Entrée/Oyu Tolgoi JV Property in approximately 2021. Hugo North Extension Lift 1 Probable reserves include 35 million tonnes (“Mt”) grading 1.59% copper, 0.55 grams per tonne (“g/t”) gold, and 3.72 g/t silver. Lift 1 mineral resources are also included in the alternative development scenario, as part of the mine plan for the 2018 PEA. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential impact on mineral resources and reserves and the development schedule for the Entrée/Oyu Tolgoi JV Property.

–

Lift 2 is immediately below Lift 1 and is the next potential phase of underground mining, once Lift 1 mining is complete. Lift 2 is currently included as part of the alternative, 2018 PEA mine plan. Hugo North Extension Lift 2 resources included in the 2018 PEA mine plan are: 78 Mt (Indicated), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver; plus 88.4 Mt (Inferred), grading 1.34% copper, 0.48 g/t gold, and 3.59 g/t silver.

●

The Heruga copper-gold-molybdenum porphyry deposit is at the south end of the Oyu Tolgoi Trend of porphyry deposits. Approximately 94% of the Heruga deposit occurs on the Entrée/Oyu Tolgoi JV Property. The 2018 PEA includes Heruga as the final deposit to be mined, as two separate block caves, one to the south and a slightly deeper block cave to the north. The portion of the Heruga mineral resources that occur on the Entrée/Oyu Tolgoi JV Property are part of the alternative, 2018 PEA mine plan and include 620 Mt (Inferred) grading 0.42% copper, 0.43 g/t gold, and 1.53 g/t silver.

●	A large prospective land package.

Entrée has a 20% or 30% (depending on the depth of mineralization) participating interest in the Entrée/Oyu Tolgoi JV with OTLLC holding the remaining 80% (or 70%) interest. OTLLC has a 100% interest in other Oyu Tolgoi project areas, including the Oyut open pit, which is currently in production, and the Hugo North and Hugo South deposits on the Oyu Tolgoi mining licence.

Entrée also has a 100% interest in the western portion of the Shivee Tolgoi mining licence, which is referred to as the “Shivee West Property”. The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.

The Entrée/Oyu Tolgoi JV Property and the Shivee West Property, known together as the “Entrée/Oyu Tolgoi JV Project” or the “Project”, are shown on Figure 1. This figure also shows the main mineral deposits that form the Oyu Tolgoi Trend of porphyry deposits and several priority exploration targets, including Airstrip, Bumbat Ulaan, Mag West, Gravity Ridge and Southwest IP.

Figure 1 – Entrée/Oyu Tolgoi JV Project

Notes:

(1)	*The Shivee West Property is subject to a License Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property.
(2)	** Outline of mineralization projected to surface.
(3)	Entrée has a 20% participating interest in the Hugo North Extension and Heruga resources and reserves.

For further details regarding the Entrée/Oyu Tolgoi JV Project, see the “Material Mineral Properties” section below.

Aside from its principal asset, Entrée has royalty and other interests in properties in Australia and Peru. See the “Non-Material Properties” section for more information.

Robert Cinits, P.Geo., formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée has approved all scientific and technical information in this AIF. Mr. Cinits is a qualified person (“QP”) as defined in NI 43-101.

Turquoise Hill, Rio Tinto and OTLLC

In October 2004, the Company entered into an arm’s-length Equity Participation and Earn-In Agreement (the “Earn-In Agreement”) with Turquoise Hill. Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company and was granted the right to earn an interest in the Entrée/Oyu Tolgoi JV Property. The Earn-In Agreement was amended in November 2004, to append the form of joint venture agreement (the “Entrée/Oyu Tolgoi JVA”) that the parties are required to enter into at such time as the earn-in obligations are completed. Most of Turquoise Hill’s rights and obligations under the Earn-In Agreement, including its right of first refusal on the Shivee West Property, were subsequently assigned by it to what was then its wholly-owned subsidiary, OTLLC. OTLLC is also the title holder of the Oyu Tolgoi mining licence, illustrated in Figure 1 above.

OTLLC undertook an exploration program which established the presence of two significant mineral deposits on the Entrée/Oyu Tolgoi JV Property: the Hugo North Extension deposit and the Heruga deposit. These deposits form the northernmost and southernmost parts of the Oyu Tolgoi project, which is a series of porphyry deposits containing copper, gold, silver and molybdenum. The deposits stretch over 12 kilometres, from the Hugo North Extension deposit on the Entrée/Oyu Tolgoi JV Property in the north, through the Hugo North and Hugo South deposits and Oyut deposit on OTLLC’s Oyu Tolgoi mining licence, to the Heruga deposit in the south, the majority of which occurs on the Entrée/Oyu Tolgoi JV Property (Figure 2).

Figure 2 – Cross Section Through the Oyu Tolgoi Trend of Porphyry Deposits

Additional information regarding the Entrée/Oyu Tolgoi JV Property is discussed under “Material Mineral Properties” below.

On June 30, 2008, OTLLC gave notice to Entrée that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Entrée/Oyu Tolgoi JV Property. As a consequence, OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property, and the parties were required to enter into the Entrée/Oyu Tolgoi JVA. While the parties have not formally executed the Entrée/Oyu Tolgoi JVA, the Entrée/Oyu Tolgoi JV is operating under those terms.

Under the terms of the Entrée/Oyu Tolgoi JVA, Entrée elected to have OTLLC debt finance Entrée’s share of costs with interest accruing at OTLLC’s actual cost of capital or prime plus 2%, whichever is less, at the date of the advance.

Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. The debt financing and repayment provisions limit dilution of Entrée’s interest as the project progresses. Since formation of the Entrée/Oyu Tolgoi JV in 2008, and as of December 31, 2019, the Entrée/Oyu Tolgoi JV has expended approximately $32.9 million to advance the Entrée/Oyu Tolgoi JV Property. As of December 31, 2019, OTLLC has contributed on Entrée’s behalf the required cash participation amount equal to 20% of the $32.9 million incurred to date, plus accrued interest at prime plus 2%, for a total of $9.0 million.

At December 31, 2019, Turquoise Hill owned approximately 7.9% of the Company’s issued and outstanding Common Shares acquired pursuant to the Earn-In Agreement. In addition, Rio Tinto, Turquoise Hill’s majority shareholder, owned approximately 9.4% of the Company’s issued and outstanding Common Shares as at December 31, 2019.

Execution of Oyu Tolgoi Investment Agreement, Heads of Agreement and Memorandum of Agreement

The Minerals Law of Mongolia, which became effective on August 26, 2006, defines a mineral deposit of strategic importance (a “Strategic Deposit”) as a mineral resource that may have the potential to impact national security, or the economic and social development of the country, or that is generating or has the potential to generate more than five percent (5%) of Mongolia’s gross domestic product in any given year. Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed an investment agreement (the “Oyu Tolgoi Investment Agreement”) with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

On December 8, 2010, Rio Tinto and Turquoise Hill entered into a Heads of Agreement (the “Heads of Agreement”), which provides for the management structure of OTLLC and the project management structure of the Oyu Tolgoi project, among other things. Under the Heads of Agreement, Rio Tinto is entitled to appoint three of the nine directors of OTLLC (with Turquoise Hill appointing three and Erdenes Oyu Tolgoi LLC appointing three (as directed within the Amended and Restated Shareholders Agreement among the parties (the “Shareholders Agreement”) dated June 8, 2011)) and Rio Tinto assumes management of the building and operation of the Oyu Tolgoi project, which includes the Hugo North Extension and Heruga deposits on the Entrée/Oyu Tolgoi JV Property.

On April 18, 2012, Rio Tinto announced that it had signed a memorandum of agreement (the “MOA”) with Turquoise Hill, under which Rio Tinto agrees to support and provide certain elements of a comprehensive funding package that will underpin the development of the Oyu Tolgoi project. In accordance with the MOA, Rio Tinto assumed responsibility for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property.

Oyu Tolgoi Development and Funding

As reported by Turquoise Hill, overall construction of the first phase of the Oyu Tolgoi project (OTLLC’s Oyut open pit) was essentially complete at the end of 2012. First ore was processed through the concentrator on January 2, 2013 and production of the first copper-gold concentrate followed on January 31, 2013. The first shipment of copper concentrate was sent to customers in China on July 9, 2013. On October 14, 2013, Turquoise Hill reported that the concentrator was operating at name-plate capacity of approximately 100,000 tonnes of ore processed per day.

As reported by Turquoise Hill, on April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms for long-term project financing for Oyu Tolgoi. On July 28, 2013, following receipt of notification from the Government of Mongolia that project financing for the Oyu Tolgoi underground mine would require approval by the Mongolian Parliament, Turquoise Hill announced that funding and all work on the underground development of Oyu Tolgoi would be delayed. On August 12, 2013, development of the underground mine, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit, was suspended. The commitments from the commercial bank consortium formally expired on September 30, 2014.

On May 18, 2015, the Government of Mongolia, OTLLC, Turquoise Hill and Rio Tinto signed an Underground Mine Development and Financing Plan (the “Mine Plan”), signalling the firm commitment of the parties to move forward with underground development of the Oyu Tolgoi copper-gold project. The Mine Plan addresses certain key Oyu Tolgoi shareholder issues, including tax matters, a 2% net smelter returns (“NSR”) royalty held by Turquoise Hill, the Oyu Tolgoi 5% sales royalty calculation, management services payments and the sourcing of power for Oyu Tolgoi from within Mongolia, providing a pathway forward to the eventual restart of Phase 2 underground development, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. The Mine Plan states that the principles of a comprehensive financing plan including for the underground stage have been agreed on and include that up to $6 billion of external funding will be raised through third party project financing (including for the underground stage) and other bank finance, product off-take arrangements or other forms of financing.

On December 14, 2015, Turquoise Hill announced that OTLLC had signed a $4.4 billion project finance facility (with provision for up to $6 billion) provided by a syndicate of international financial institutions and export credit agencies. This was followed by formal ‘notice to proceed’ approval from the boards of Rio Tinto, Turquoise Hill and OTLLC in May 2016, which was the final requirement for the re-start of underground development at the Hugo North Lift 1 block cave, including Lift 1 of the Entrée/Oyu Tolgoi JV’s Hugo North Extension deposit. OTLLC drew down approximately $4.3 billion of the project finance facility and underground construction re-commenced in the second half of 2016.

Oyu Tolgoi Project Underground Development

On November 12, 2019, Turquoise Hill provided the following update regarding the Oyu Tolgoi project.

As previously announced by Turquoise Hill on July 15, 2019, improved information with respect to rock mass and geotechnical data modelling has confirmed that there are stability risks associated with components of the OTFS16 mine design. Preliminary estimates indicate that sustainable first production for Turquoise Hill could be delayed by 16 to 30 months compared with the first quarter 2021 estimate in Turquoise Hill’s original feasibility study guidance in 2016, and the development capital spend for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed by Turquoise Hill.

To address these risks, a number of refinements are under review to determine the final mine design, and the first of the key decisions that has been made is to retain a mid-access drive only on the apex level of the mine design of Panel 0.

A mid-access drive is essentially a horizontal tunnel that cuts transversely across the mine footprint and allows OTLLC to develop both north and south within the ore body and accelerate the time to first sustainable production from the Oyu Tolgoi mining licence. Although the ground conditions do not enable OTLLC to incorporate the mid-access drive on all three levels of the underground, the inclusion on the apex level will have a positive impact on OTLLC’s schedule.

This is an integral step towards completing the final mine design, however it is too early to accurately determine the potential impact on the cost or schedule. Decisions on productivity levels and key underground infrastructure, such as the location and design of the ore passes and options for panel sequencing, will need to be completed before an update on the development capital or schedule can be finalized.

Construction of Shaft 2 was completed and the service hoist was successfully commissioned in October 2019. This is a 10 metre diameter shaft sunk to approximately 1.3 kilometers below the surface. The shaft uses the world’s largest production hoist motor able to lift 60 tonnes and can carry 300 people in the service hoist. When operating at maximum capacity, the production hoist has the ability to lift 35,000 tonnes of material to the surface daily.

Commissioning of the production hoist continues with over 2,700 tonnes of rock successfully hoisted to surface at the end of the third quarter 2019. OTLLC continues to work with the regulatory agencies to complete the permitting of the production hoist.

The load out conveyor and Shaft 2 integrated materials handling system is fully commissioned. This will enable ore to be conveyed to the concentrator as soon as the production hoist system is commissioned. The Shaft 2 production and logistics capability is a key enabler of increased underground development and construction of critical underground infrastructure such as the Primary Crusher 1 and the material handling systems that support the start of production ramp-up.

Other key infrastructure components completed during the third quarter 2019 include the central heating plant, the Shaft 2 jaw crusher system and the Shaft 2 surface discharge conveyor.

Shaft 3 pre-assembly of headframe modules commenced during the third quarter, while Shaft 4 vertical assembly of the sinking stage was completed, along with the commencement of stage fit-out. Primary Crusher 1 civil works are ongoing with the team successfully constructing the 8 metres of wall at the underside of the surge bin.

Lateral underground development in the third quarter 2019 accelerated. Extensive focus on productivity gains on the most critical development areas has reaped substantial improvements. Underground development progressed 3.6 total equivalent kilometres and 3.2 lateral kilometres during the third quarter. Between the restart of underground development in May 2016 and the end of the third quarter 2019, 28.0 total equivalent kilometres and 22.1 kilometres of lateral development have been completed.

The following table provides a breakdown of the various components of completed development since project restart:

Year	Total Equivalent Kilometres	Lateral Development (Kilometres)	Mass Excavation (000 metres)

2016	1.6	1.5	3.0

2017	6.1	4.8	31.7

2018	10.3	7.9	59.5

Q1 2019	3.2	2.3	21.4

Q2 2019	3.2	2.4	19.3

Q3 2019	3.6	3.2	11.4

TOTAL	28.0	22.1	146.3

Turquoise Hill reported that it expects to have enough liquidity to fund its operations and underground development including progression of a Tavan Tolgoi-based power plant, into the first quarter 2021. Taking into consideration the estimated impacts of recently announced increases to underground development capital, as well as delays to first sustainable production from the Oyu Tolgoi mining licence, Turquoise Hill expects to need significant incremental financing to sustain its underground development and construction of a Tavan Tolgoi-based power plant beyond this timeframe. Turquoise Hill and OTLLC have the option to raise additional external financing subject to required approvals, to assist in funding development going forward, including during underground commissioning and ramp up. Turquoise Hill will have greater clarity on its incremental funding requirement as the Definitive Estimate progresses; however, preliminarily estimates indicate significant incremental financing will be required above the $2.7 billion in liquidity currently available to it. Turquoise Hill has put forward a proposal to Rio Tinto as to how best to source incremental funding necessary to progress underground development over and above its $2.7 billion of available liquidity.

On January 16, 2020, Turquoise Hill noted that productivity improvements resulted in increased underground lateral development rates during the fourth quarter 2019, with an average rate of 1,607 equivalent metres compared to 1,214 equivalent metres in the third quarter, with December seeing a record 1,809 equivalent metres. Construction is progressing on Shafts 3 and 4 with both collars now installed. Final preparations are underway to enable commencement of main sinking operations for both shafts during the second quarter of 2020. Detailed analysis work on the mine design is still anticipated to be completed during the first half of 2020, and the Definitive Estimate, which will include the estimate of cost and schedule for the underground project based on the updated design of Panel 0, is still expected to be delivered in the second half of 2020.

Oyu Tolgoi Power Supply

OTLLC is obliged under the Oyu Tolgoi Investment Agreement to secure a long-term domestic power source for the Oyu Tolgoi mine. The PSFA entered into between OTLLC and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for the construction of a Tavan Tolgoi-based power solution for the Oyu Tolgoi mine by June 30, 2023. The power plant would be majority-owned by OTLLC and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine.

On February 17, 2020, Turquoise Hill announced the submission of a Feasibility Study for the Tavan Tolgoi Power Plant (“TTPP”) project to the Government of Mongolia by OTLLC.

The TTPP Feasibility Study is based on a 300 MW coal fired power plant to be located in Tsogttsetsii soum of Umnugovi province, with a total project cost estimate of up to $924 million, pending consideration of certain amounts yet to be finalized such as government fees, licenses and certain reimbursements per the Tavan Tolgoi Investment Agreement.

OTLLC has made significant progress to develop a cost competitive and optimal solution for TTPP with a fully negotiated engineering, procurement and construction contract that is now ready for signature. The current schedule targets two units of the TTPP to be operational by June 2024. The existing PSFA specifies target dates for milestones to be achieved through mutual cooperation between OTLLC and the Government of Mongolia, several of which have now passed. In accordance with the terms of the PSFA, OTLLC has given notice and is currently seeking a mutually acceptable alternative basis on which to proceed with securing long term domestic power supply for Oyu Tolgoi.

Tax Dispute

On February 20, 2020, Turquoise Hill announced that OTLLC has been unable to reach a resolution of its previously announced dispute with the Mongoian Tax Authority with respect to a tax assessment for approximately $155 million relating to an audit on taxes imposed and paid by OTLLC between 2013 and 2015. OTLLC will be proceeding with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions in the Oyu Tolgoi Investment Agreement. Turquoise Hill remains of the opinion that OTLLC has paid all taxes and charges required to be paid under the Oyu Tolgoi Investment Agreement, the Shareholders Agreement, the Mine Plan and Mongolian law.

Mongolian Parliamentary Working Group

As reported by Turquoise Hill, in March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (“Working Group”) that consisted of 13 Members of Parliament to review the implementation of the Oyu Tolgoi Investment Agreement. The Working Group established five sub-working groups consisting of representatives from government ministries, agencies, political parties, non-governmental organizations and professors, to help and support the Working Group. The Working Group was initially expected to report to the Parliament before the end of spring session in late June 2018.

On December 13, 2018, OTLLC received a letter from the head of the Working Group confirming that the consolidated report, conclusions and recommendations of the Working Group have been finalized and was ready to be presented to the Parliament.

On March 22, 2019, the Parliamentary press office announced that the Working Group report had been submitted to the National Security Council (President, Prime Minister and Speaker of the Parliament).

Turquoise Hill subsequently reported that a new working group of nine Members of Parliament had been established to take the Working Group report and draft a resolution directing the Cabinet on recommendations related to Oyu Tolgoi. The draft resolution was submitted to the Economic Standing Committee of the Parliament and subsequently passed in a plenary session of the Parliament of Mongolia on November 21, 2019. The resolution was published on December 6, 2019. On December 11, 2019, Turquoise Hill reported that the resolution includes measures to improve the implementation of the Oyu Tolgoi Investment Agreement and the Shareholders Agreement, improve the Mine Plan and explore and resolve options to have a product sharing arrangement or swap Mongolia’s equity holding of 34% for a special royalty. Turquoise Hill noted that the resolution will serve as the basis of future discussions in relation to the Oyu Tolgoi project.

Recent Exploration on the Entrée/Oyu Tolgoi JV Property

Rio Tinto undertakes all exploration work on the Entrée/Oyu Tolgoi JV Property on behalf of joint venture manager OTLLC, through various agreements among OTLLC, Rio Tinto and Turquoise Hill. Exploration during 2016 to 2019 on the Entrée/Oyu Tolgoi JV Property has focused on several near-surface targets and prospects on both the Shivee Tolgoi mining licence (Airstrip and Gravity Ridge) and the Javkhlant mining licence (Southeast IP, Mag West, Bumbat Ulaan and Castle Rock) (refer to Figure 1 above).

The Airstrip target is located southwest of the airport and is defined by a gravity high anomaly in Carboniferous-age basalts, west of the north projection of the Oyu Tolgoi trend. A 2018 dipole-dipole induced polarization (“IP”) survey, comprised of three, east-west oriented lines resulted in strong IP chargeability anomalies (~10mV/V) on Lines 1 and 2 that appear to widen out to the north. On the western edge of Line 2, a weaker (~7mV/V) chargeability anomaly is coincident with an isolated gravity high close to the boundary of granodiorite and basalt. A total of 58 shallow (30-120 metres depth) polycrystalline diamond composite holes have been drilled here intersecting various intrusive phases of rock. No significant intervals of sulphide mineralization were encountered, although one hole did intersect 11 metres grading 0.14% copper and 0.26 g/t gold from 52 metres depth. A scissor hole below this did not intersect any significant mineralization. During 2018, additional alteration and age dating analysis was completed on the drill samples along with surface ground magnetic and gravity surveys and a Tromino survey (to determine the depth of overburden and to apply gravity survey corrections). Drilling was planned for 2018, but none was completed. Seven reverse circulation (“RC”) drill holes totaling 1,850.9 metres were drilled during 2019. Entrée has not received detailed drill results however a summary report indicates that the holes targeted the IP and gravity anomalies at relatively shallow depths with no significant copper mineralization intersected. It is thought that the source of the IP (chargeability) anomaly was patchy pyrite within the host lithologies, which ranged from trace amounts up to approximately 6%. The rocks intersected by the drilling are Carboniferous-aged units dominated by basalt and basaltic andesite lava intruded by rhyolite and quartz monzonite with weak propylitic alteration. Hole EGRC146 returned 4 metres grading 0.93 g/t gold, 593 parts per million (“ppm”) copper and 2.8 g/t silver from 152.8 metres to 156.8 metres depth within basaltic andesite lava.

The Gravity Ridge target is based on a gravity survey that covered the Oyu Tolgoi trend from the Hugo North Extension northwards. The Gravity Ridge target area occurs between known porphyry at the Ulaan Khud prospect and the Airstrip target to the west. Previous consultant studies have identified this as a strong exploration target to test the northward continuation of the Oyu Tolgoi trend of mineralization in areas where it may be concealed beneath thrust plate lithologies or Cretaceous cover. Limited previous work has been completed at Gravity Ridge and OTLLC completed desktop reviews in 2019, as well as an IP geophysical survey. Three east-west oriented lines totaling 25 kilometres were surveyed with IP and the results were pending at the time of this AIF. Entrée is not aware of any drilling that was completed during 2019.

The Southeast IP prospect comprises several clusters of 60 to 511 ppm copper soil anomalies, together covering about 3 kilometres by 3 kilometres, adjacent to a strong gradient array IP (chargeability) anomaly. The source of the IP anomaly was not evident through recent follow-up reconnaissance work. These anomalies are located over Carboniferous-aged rocks and additional geological mapping and interpretation completed during 2018 (1:5000 scale covering 1,830 hectares) infers that a Devonian window of rocks could occur immediately west of the IP anomaly. Further exploration, including drilling was budgeted for this prospect in 2018, however only additional geological mapping was completed. During 2019 additional field mapping was completed around the target area followed by 10 wide-spaced RC drill holes totaling 2,131.8 metres. Entrée has not received detailed drill results; however a summary report indicates that the holes targeted the IP anomaly at relatively shallow depths and did not intersect any significant copper mineralization. Hole EJRC0073 did intersect minor malachite (copper-oxide) mineralization within a granodiorite dyke at 148 metres depth. According to OTLLC the amount of pyrite in the rocks intersected by the drilling was not enough to be the source of the IP anomaly, which still remains unexplained. All rocks intersected were Carboniferous-age and no target Devonian lithologies have been identified to date.

At the Mag West prospect, a previous IP survey revealed a strong chargeability anomaly adjacent to a magnetic high anomaly that OTLLC believes has not been sufficiently tested. The main geological units are Carboniferous basaltic lapillic tuff and Carboniferous granite. A previous soil sampling survey covering the magnetic and IP anomalies returned a patchy anomaly of Bi+Cu+Mo+Se+Te. Additional geological mapping was also completed (1:5000 scale covering 430 hectares). Four target areas have been identified at Mag West based on the previous work. Although drilling was initially proposed for 2018, no holes were drilled. The 2019 exploration program has comprised additional geological work and ground truthing of anomalies, HALO spectral mapping, soil geochemistry reviews, reconnaissance work, and 21 rock chip samples. OTLLC reports that anomalous values of copper and molybdenum were returned from the rock chip sampling, however no details were provided to Entrée with the actual values. OTLLC believes that the rock sampling results support the existing soil survey results, with molybdenum more prevalent in the north, associated with a bleached and silicified lithocap. Seven RC drill holes to a depth of 250 metres were budgeted for 2019, however the local communities requested that drilling be deferred so that it did not interfere with areas of winter shelter and sheep grazing. The plan is to drill these holes during the first quarter 2020.

Bumbat Ulaan is an early-stage target focused on a previously mapped lithocap near the western edge of the property. In 2018, the prospect saw additional geological mapping (1:5000 scale over 1,050 hectares), along with gravity, IP and magnetic geophysical surveys and soil sampling. The lithocap trends northeast and is characterised by a series of NE-SW silica dykes with moderate magnetite alteration and hematite stains, hosted within argillic altered rhyodacite. Five separate target areas have been identified based on the geophysical survey results, along with soil survey results and geological mapping/sampling. In 2019 exploration work has comprised HALO spectral mapping, review of soil geochemistry, geophysics (IP) and reconnaissance work. The HALO spectral measurements included 301 samples from the northern end of the target and 114 from the south portion. Results of the samples show the northern area hosts a narrow advanced argillic alteration zone with pyrophyllite-topaz-muscovite-illite and minor dickite assemblages. The advanced argillic zone at the southern part is slightly larger and is dominated by pyrophyllite-alunite-diaspore with strong hematite-goethite staining. OTLLC interprets the mineral occurrences within the two advanced argillic zones to be proximal to a potential heat source. In addition to the HALO sampling, 28 outcrop rock samples were collected at South Bumbat and of these, eight returned anomalous molybdenum values ranging from 11 to 20 ppm. Limited copper values were associated with the advanced argillic areas, potentially due to leaching as a result of the acidic environment. One sample from the periphery of the southern advanced argillic zone returned 0.18% copper, 967 ppm manganese and 457 ppm zinc, and is considered important since an anomalous manganese and zinc halo is quite common distal to a porphyry system with depletion at the center. A total of 33 line-kilometres of IP survey were also completed along five, east-west oriented lines. The results of this survey were pending at the time of this AIF. Ten RC drill holes to a depth of 250 metres were budgeted for 2019, however due to proximity to winter shelters and some holes being within a 50 metre buffer zone of cultural heritage sites, the drilling was delayed. All sites are being reviewed to see which are accessible and based on this some are being re-located. Following this review the plan is to drill in the first quarter 2020.

Castle Rock is a porphyry-style target located about five kilometres southwest of the Heruga deposit. Previous work at Castle Rock had identified this as a priority, near-surface target based on a polymetallic (Mo-As-Sb-Se-Te index) soil anomaly covering an area of about 1.5 kilometres by 2.0 kilometres coincident with a 400 metre by 400 metre area of outcropping quartz-sericite-illite altered dacite intrusive. In addition, a strong north-trending IP chargeability anomaly is coincident with the zone and two east-west dipole-dipole IP lines further outline the anomaly. During 2018 mapping identified scattered outcrops with sheeted and irregular quartz veining hosted within the dacite, along with occasional quartz breccia veins with oxidized sulphides. A gravity survey was completed during 2018, followed by two RC drill holes, EJRC0046 (250 metres depth) and EJRC0047 (227 metres depth). Both holes intersected Carboniferous-aged rock sequences dominated by andesitic tuff and andesitic to basaltic tuff (lithic and lapilli) with weak to moderate chlorite-epidote (porpylitic) or weak illite-sericite (phyllic) alteration and trace to 6% pyrite mineralization. These sequences were intruded by several fresh, unmineralized porphyritic dacite dykes, and occasional hornblende-biotite andesite dykes. There were no copper bearing minerals or porphyry-style alteration assemblages identified in the RC chips and no significant assay results were returned. According to OTLLC, the near-surface targeted chargeability anomaly has been explained by the abundant pyrite, however the lack of copper mineralization and porphyry alteration downgrades the near-surface exploration potential for this target. The potential for porphyry mineralization at depth remains a lower priority target. No drilling was budgeted for this prospect during 2019.

In addition to the above work the following field work was completed or was scheduled during 2019:

●	Geological Mapping: Ductile Shear area (west of the Airstrip Target) – 2,603 hectares; West Javkhlant area – 4,288 hectares

●	Soil Sampling: Ductile Shear area – 380 samples

●	Geochronology and Whole Rock Analysis: overall property – 63 samples for Whole Rock and 21 for Geochronology

●	Rock Chip Sampling: Shivee Tolgoi – 39 samples; Javkhlant – 49 samples

●	Geophysics: Ground magnetics at West Javkhlant (60% complete); DDIP survey at Javkhlant pending

●	MIRA 3D Modelling: Mira Geoscience produced a 3D geological model over the entire Project with the following main outcomes:

–	Advancement of the existing GOCAD Mining Suite project compilation for the Oyu Tolgoi study area

–	Data compilation for the base of cover, which has been updated and used to cover-correct the gravity data

–	A 3D fault network model has been constructed comprising of a total 37 faults

–	Interpretation and modelling of the major formations across the area of interest (intrusives and faulted stratigraphy)

–	A 3D geological block model was constructed from the various lithological and structural domains

–	Density and susceptibility variations within the geological domains were determined using geologically constrained inversion techniques

–	Soil geochemical data was reviewed and analysed, with a view towards vectoring towards mineralisation

–	Modelling results and other targeting criteria were used to identify potential prospective areas which are to be combined with current target prioritisation work

Soil geochemistry was also reviewed in selected portions of the Entrée/Oyu Tolgoi JV Property, including Bumbat Ulaan, West Mag (5 areas), West Grid (6 areas) and T1231 (1 area; this target is in the Shivee Tolgoi licence to the east of OTLLC’s Oyu Tolgoi licence). The soil geochemistry interpretation work provided soil anomalies and alteration features based on all products/maps derived from univariate Cu, Mo, Au, Ag, Pb and Zn including Cu/Sc and Cu/Fe normalisation, RGB zonation and chalcophile long multivariate analysis. According to OTLLC, alteration mapping appears to be possible with Oyu Tolgoi soils due to the immature nature of the soil profile with reasonable proportions of lithic fragments. Spatially coherent zones of subtle potassic alteration are evident, along with some soils showing sericite/phyllic characteristics. On-going work includes interpretation of spectral data collected on the soils and lithogeochemistry. Soil anomalies have been prioritised and are being evaluated through ground truthing and rock chip sampling. Priority was placed on anomalies over 2019 drill targets to ensure drill planning was optimized.

Finally, during 2019 augite basalt sampling was completed over mapped Devonian-aged basalt to determine background values and an “immobile element ratio” fingerprint for these rocks to distinguish from Carboniferous augite basalt in sampling and drilling. The sampling will also help determine whether a distal signature of Javkhlant I & II (Heruga Southwest Prospect) is detectable at surface and thus usable as a targeting approach in other areas of mapped seemingly unaltered augite basalt.

The areas to the north of Hugo North Extension and to the south of Heruga have been under-explored and remain strong targets for future exploration.

Oyu Tolgoi Investment Agreement and Entrée

The contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including the Shivee West Property, which is 100% owned by Entrée and not currently subject to the Entrée/Oyu Tolgoi JV. The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Oyu Tolgoi Investment Agreement coming into effect. The Shivee Tolgoi and Javhlant mining licences were issued on October 27, 2009, and the Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits, which were declared to be Strategic Deposits under Resolution No 57 dated July 16, 2009 of the State Great Khural. However, at the time of negotiation of the Oyu Tolgoi Investment Agreement, Entrée was not made a party to the Oyu Tolgoi Investment Agreement, and as such does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the ownership of the Entrée/Oyu Tolgoi JV, Entrée LLC or the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

Entrée/Oyu Tolgoi JV Property and the Mongolian Government

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary in order to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected, but not yet formally confirmed by the Government, that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

The Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated. As a result, Entrée considers that the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property will likely be considered unnecessary.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by the Mineral Resources Authority of Mongolia (“MRAM”) that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Investment by Rio Tinto in Entrée and Turquoise Hill

In June 2005, following the announcement in May 2005 of the discovery of high grade mineralization at Hugo North Extension, Rio Tinto indirectly took part in a private placement in the Company and became its then largest shareholder.

Following Rio Tinto’s investment in the Company in June 2005, Rio Tinto acquired, through a series of transactions, approximately 49% of Turquoise Hill’s issued and outstanding shares. On January 24, 2012, Rio Tinto announced that it had increased its ownership interest in Turquoise Hill to approximately 51%. At that time, Rio Tinto was deemed to have acquired beneficial ownership over the Common Shares of the Company owned by Turquoise Hill. At December 31, 2019, Rio Tinto directly owned approximately 9.4% of the Company’s issued and outstanding Common Shares. When combined with the Common Shares owned by Turquoise Hill, at December 31, 2019 Rio Tinto beneficially owned approximately 17.3% of the Company’s issued and outstanding Common Shares (17.3% as at March 13, 2020).

Legislation

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia. The Investment Law stabilizes the tax environment by way of issuing “stabilization certificate(s)” to investors who meet the criteria stated in the law. Within the scope of tax stabilization, the following four taxes will be stabilized: (i) legal entity income tax; (ii) customs duties; (iii) value added tax; and (iv) mineral royalties. The Investment Law also provides for the ability of investors in major projects (requiring more than MNT 500 billion (approximately $181 million) investment) to enter into an investment agreement with the Government of Mongolia, which can provide additional protections to an investor beyond those covered by a tax stabilization certificate.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy until 2025. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

The State Minerals Policy contemplates the establishment of a “Policy Council” with representatives of the State, investors, professional associations and the public, to make recommendations and support the implementation of the State Minerals Policy. The State Minerals Policy sets out a broad timetable for implementation of its objectives, with legislative reform to be implemented in 2014 and 2015, implementation of the principles of the State Minerals Policy to take place between 2014 and 2025, and assessment of the implementation of the Minerals Policy to occur between 2020 and 2025.

On February 18, 2015, the Mongolian Parliament adopted the Amendment Law to the Minerals Law of 2006 (the “2015 Amendment”), which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5 percent. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia amended the General Tax Law, the Corporate Income Tax Law, the Personal Income Tax Law, the Minerals Law, the Land Law and the Legal Entities Registration Law, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time (collectively, the “2017 Amendments”). Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of a minerals licence, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax laws came into effect on January 1, 2020. Under the new Corporate Income Tax Law (the “Restated Version”), ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which will take effect on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

Agreements with Sandstorm

Amended and Restated Equity Participation and Funding Agreement

On February 14, 2013, the Company entered into an Equity Participation and Funding Agreement (the “2013 Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”). Pursuant to the 2013 Agreement, Sandstorm provided an upfront refundable deposit (the “Deposit”) of $40 million to the Company. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm. The amount of metal credits that the Company is required to purchase and deliver to Sandstorm, and the timing of such deliveries, are determined with reference to Entrée’s share of production and receipt of payments from the sale of product from the Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provides for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property.

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend the 2013 Agreement, pursuant to which the Company refunded 17% of the Deposit ($6.8 million) (the “Refund”) thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. The Refund was paid with $5.5 million in cash and the issuance of $1.3 million of Common Shares. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the “Amended Funding Agreement”). Under the terms of the Amended Funding Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

●	28.1% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Shivee Tolgoi mining licence (excluding the Shivee West Property); and

●	21.3% of Entrée’s share of gold and silver, and 2.1% of Entrée’s share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce (“/oz”) of gold, $5/oz of silver and $0.50 per pound (“/lb”) of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire Entrée/Oyu Tolgoi JV Property (as currently defined), the cash payment will be increased to the lesser of the prevailing market price and $500/oz of gold, $10/oz of silver and $1.10/lb of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the “Unearned Balance”).

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Funding Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Funding Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Funding Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or Common Shares or any combination of the two at the Company’s election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with Common Shares, the value of each Common Share will be equal to the volume weighted average price (“VWAP”) for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée’s economic interest. In no case will Sandstorm become a “control person” under the Amended Funding Agreement. In the event an issuance of Common Shares would cause Sandstorm to become a “control person”, the maximum number of Common Shares will be issued, and with respect to the value of the remaining Common Shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of Common Shares in tranches over time, such that the number of Common Shares that Sandstorm holds does not reach or exceed 20%. All Common Shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

Securities Held By Sandstorm

On March 1, 2013, Sandstorm purchased 17,857,142 Common Shares of the Company at a price of C$0.56 per Common Share for gross proceeds of approximately C$10 million.

On March 1, 2016, the Company issued 5,128,604 Common Shares to Sandstorm at a price of C$0.3496 per Common Share pursuant to the Agreement to Amend described under “Amended and Restated Equity Participation and Funding Agreement” above. The price was calculated using the VWAP of the Company’s Common Shares on the TSX for the 15 trading days preceding February 23, 2016, the effective date of the Agreement to Amend.

On January 11, 2017, Sandstorm acquired 914,634 units of the Company at a price of C$0.41 per unit as part of a larger non-brokered private placement. See “Description of the Business – Non-Brokered Private Placement” below.

As at December 31, 2019, Sandstorm held 36,136,880 Common Shares, or approximately 20.6% of the outstanding Common Shares of the Company (March 13, 2020 – 37,136,880 Common Shares or ~21.2%), and Replacement Warrants (as defined below) to purchase an additional 457,317 Common Shares.

Under the Amended Funding Agreement, Sandstorm is required to vote its Common Shares of the Company as the Company’s Board specifies with respect to any proposed acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

Non-Brokered Private Placement

On January 11, 2017, the Company closed the first of two tranches of a non-brokered private placement of units at a price of C$0.41 per unit (the “Non-Brokered Private Placement”). The Company issued 17,309,971 units for gross proceeds of C$7,097,088. A second tranche of 1,219,513 units closed on January 13, 2017 for additional gross proceeds of C$500,000.

Each unit (a “Unit”) consisted of one Common Share of the Company and one-half of one transferable Common Share purchase warrant. Each whole warrant entitled the holder to acquire one additional Common Share of the Company for a period of five years at a price of C$0.65. No commissions or finders’ fees were payable in connection with the Non-Brokered Private Placement.

As part of the Arrangement, warrantholders of the Company received Mason Resources common share purchase warrants (“Mason Resources Warrants”) which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one replacement Common Share purchase warrant of the Company (a “Replacement Warrant”) and 0.45 of a Mason Resources Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Resources Warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Resources Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Resources Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

Net proceeds from the Non-Brokered Private Placement were used to support the restructuring of the Company’s business into two well-funded, separate publicly traded companies, for the advancement of Entrée’s core assets in Mongolia, and for general corporate purposes.

Then directors and officers of the Company and their associates acquired an aggregate 1,144,902 Units on the same terms and conditions as other subscribers. Other then insiders of the Company and their associates acquired an aggregate 5.5 million Units, including 914,634 Units acquired by Sandstorm. See “Description of the Business – Agreements with Sandstorm – Securities Held by Sandstorm” above and “Interest in Management and Others in Material Transactions – Non-Brokered Private Placement” below.

Arrangement

On May 9, 2017, the Company completed a spin-out of Entrée’s Ann Mason Project in Nevada and Lordsburg property in New Mexico into a newly incorporated wholly-owned subsidiary, Mason Resources, through a court approved plan of arrangement under Section 288 of the BCBCA. The Company’s shareholders received common shares of Mason Resources in proportion to their shareholdings in the Company by way of a share exchange, pursuant to which each existing Common Share of the Company held as of the effective date of the Arrangement was exchanged for one “new” Common Share of the Company and 0.45 of a common share of Mason Resources. A total of 77,805,786 common shares of Mason Resources were distributed to the Company’s shareholders. There was no change to shareholders’ interests in the Company.

The Company transferred to Mason Resources all of the issued and outstanding shares of Entrée U.S. Holdings Inc., which indirectly held the Ann Mason Project and the Lordsburg property, along with $8.84 million in cash. The result of the Arrangement was two separate and focused, well-capitalized entities, each with a high quality advanced project providing new and existing shareholders with optionality as to investment strategy and risk profile.

Optionholders and warrantholders of the Company received replacement options and Replacement Warrants of the Company and Mason Resources Warrants and options of Mason Resources which are proportionate to, and reflective of the terms of, their original options and warrants of the Company.

Mason Resources’ common shares commenced trading on the TSX on May 12, 2017 under the symbol “MNR”, and on the OTCQB on November 9, 2017 under the symbol “MSSNF”.

On December 19, 2018, Mason Resources and Hudbay completed a plan of arrangement under Part 9, Division 5 of the BCBCA whereby Hudbay acquired all the issued and outstanding common shares of Mason Resources it did not already own for C$0.40 per common share. Mason Resources’ shares were delisted from the TSX and removed from the OTCQB and Mason Resources ceased to be a reporting issuer under applicable Canadian securities laws.

Environmental Compliance

Any current and future exploration and development activities, as well as future mining and processing operations, if warranted, are subject to various federal, state and local laws and regulations in the countries in which Entrée and its partners conduct their activities. These laws and regulations govern the protection of the environment, prospecting, development, production, taxes, labour standards, occupational health, mine safety, toxic substances and other matters. Entrée expects that it and its partners will be able to comply with these laws and does not believe that compliance will have a material adverse effect on its competitive position. Entrée intends to obtain all licences and permits required by all applicable regulatory agencies in connection with its operations and activities. Entrée intends to maintain standards of compliance consistent with contemporary industry practice.

Holders of an exploration or mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include: preparation of an Environmental Impact Assessment for exploration and mining proposals; submitting an annual environmental protection plan; posting an annual bond against completion of the protection plan; and submitting an annual environmental report.

Environmental bonds have been paid to the local governments, Khanbogd and Bayan-Ovoo soums, together equal to approximately 3,049,000 tugriks (approximately $1,104). These bonds cover current environmental liabilities for exploration work undertaken at the Shivee West Property. These amounts are refundable to Entrée on request once all environmental work has been completed to the satisfaction of the local soums. Entrée also pays to the local soums annual fees for water, land and road usage.

Development and exploration on the Entrée/Oyu Tolgoi JV Property is controlled and managed by Rio Tinto on behalf of OTLLC, which is responsible for all environmental compliance.

Competition

Entrée operates in a very competitive industry and competes with other companies, many of which have greater financial resources and technical facilities for the identification, acquisition and development of mineral properties and assets, as well as for the recruitment and retention of qualified employees and consultants.

Specialized Skills and Knowledge

Entrée’s business requires specialized skills and knowledge in the areas of geology and engineering, strategic planning, corporate finance, government relations, financial modelling, accounting, compliance, regulatory matters, negotiation and drafting of agreements and corporate governance, among others. To date, Entrée has been able to locate and retain such professionals, employees and consultants and believes it will continue to be able to do so.

Business Cycles

The mining business is subject to mineral price cycles. The marketability of minerals and mineral concentrates is also affected by worldwide economic cycles. If the global economy stalls and commodity prices decline as a result, a continuing period of lower prices could significantly affect the economic potential of Entrée’s current property interests and result in Entrée or its partners determining to cease work on, or drop their interests in, some or all of such properties. In addition to commodity price cycles and recessionary periods, activity may also be affected by seasonal and irregular weather conditions in the areas where Entrée has property interests.

Seasonality

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, which has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. The climatic conditions are such that operations can run throughout the year on a continuous shift basis, with minor disruptions expected.

Economic Dependence

Entrée is heavily dependent upon the results obtained under agreements, including the Entrée/Oyu Tolgoi JVA, for the exploration and extraction of minerals.

Foreign Operations

Entrée’s property interests are all located in foreign countries.

Employees

At December 31, 2019, Entrée had three full-time employees, two part-time employees and two part-time consultants based in Vancouver, British Columbia as well as two full-time employees based in Ulaanbaatar, Mongolia.

MATERIAL MINERAL PROPERTY

Entrée/Oyu Tolgoi JV Project, Mongolia

The Company engaged Wood to prepare the 2018 Technical Report which summarizes the results of an updated reserve case, based only on mineral reserves attributable to the Entrée/Oyu Tolgoi JV from Lift 1 of the Hugo North Extension underground block cave, and a LOM PEA, which is an alternative development scenario completed at a conceptual level that assesses the inclusion of mineral resources from Hugo North Extension Lift 2 and Heruga into an overall mine plan with mineral resources from Hugo North Extension Lift 1.

In 2019, subsequent to completion of the 2018 Technical Report, Rio Tinto advised that more detailed geotechnical information and different ground conditions have required a review of the mine design and the development schedule reflected in OTFS16 and the 2018 Technical Report. A Definitive Estimate is expected to be delivered in the second half of 2020, reflecting the preferred mine design approach and the impact on mineral resources and reserves estimates and overall cost and schedule for the underground development. Once OTLLC, Turquoise Hill and Rio Tinto have determined the preferred mine design approach and delivered the Definitive Estimate, the Company will be able to assess the potential net impact, whether positive or negative, on Entrée/Oyu Tolgoi JV Property production and financial assumptions and outputs from the two alternative cases, the 2018 Reserve Case and the 2018 PEA. Until such time, the Company considers the information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project to be current.

Information set out below of a scientific or technical nature regarding the Entrée/Oyu Tolgoi JV Project is derived from the independent NI 43-101 Technical Report with an effective date of January 15, 2018, titled “Entrée/Oyu Tolgoi Joint Venture Project, Mongolia, NI 43-101 Technical Report” prepared by Wood Canada Limited (formerly known as Amec Foster Wheeler Americas Limited). Readers are cautioned that the information below is a summary only. For additional information regarding the assumptions, qualifications and procedures associated with the scientific and technical information regarding the Entrée/Oyu Tolgoi JV Project, reference should be made to the full text of the 2018 Technical Report, which is available for review on SEDAR located at www.sedar.com or on www.EntreeResourcesLtd.com.

Introduction

The Project consists of two contiguous mining licences, Shivee Tolgoi (ML 15226A) and Javhlant (ML 15225A), and completely surrounds the Oyu Tolgoi mining licence held by OTLLC. The Shivee Tolgoi mining licence hosts the Hugo North Extension copper-gold deposit, and the Javhlant mining licence hosts the majority of the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi mining licence and Javhlant mining licence are held by Entrée’s wholly-owned Mongolian subsidiary, Entrée LLC.

The Entrée/Oyu Tolgoi JV Project is currently divided into two contiguous areas, referred to as “properties”. Entrée is in joint venture with OTLLC over the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence. This is referred to as the Entrée/Oyu Tolgoi JV Property. The western portion of the Shivee Tolgoi mining licence forms the Shivee West Property, where Entrée currently has a 100% interest. The Shivee West Property is the subject of a License Fees Agreement with OTLLC, and may ultimately become part of the Entrée/Oyu Tolgoi JV Property.

Entrée’s joint venture partner, OTLLC, is jointly owned by the Mongolian Government and Turquoise Hill. Rio Tinto, which holds the majority interest in Turquoise Hill, is the operator for both the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property.

The Hugo North Extension deposit is at the north end of the 12.4 kilometre (“km”) long Oyu Tolgoi series of porphyry copper-gold deposits, and the Heruga deposit is at the south end (Figures 1 and 2 above). OTLLC’s Oyu Tolgoi mining licence contains the Oyut, Hugo North and Hugo South deposits, and the northern portion of the Heruga deposit. OTLLC is currently mining the Oyut deposit by open pit methods, and the first lift (Lift 1) of the Hugo North/Hugo North Extension deposits are under development to be mined from underground.

The Oyu Tolgoi mining operation is being developed by OTLLC in two phases. Phase 1 was designed to treat open pit material mined from the Oyut pit and was completed with concentrator commissioning in 2013.

Phase 2 is under construction. It will consist of Lift 1 of the Hugo North/Hugo North Extension deposits, which will be mined by panel caving, a variant of the block caving mining method. Phase 2 will include construction of infrastructure to support the underground mining operations such as shafts and conveyors, and modifications to the process plant such as addition of a fifth ball mill, and additional roughing and column flotation, and concentrate dewatering and bagging capacity. The Phase 2 mine plan is at Feasibility level and is based on mineral reserves only. The evaluation of the mine plan for Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property is referred to by Entrée as the 2018 Reserve Case. In the 2018 Technical Report, the portion of the 2018 Reserve Case that pertains to Entrée is referred to as Entrée’s 20% attributable interest.

OTLLC has conceptually proposed a second lift (Lift 2) for the Hugo North/Hugo North Extension area, in conjunction with mining of the Hugo South and Heruga deposits, as potential future development phases. A mine plan, at a PEA level, has been prepared for the Hugo North Extension Lift 1, Lift 2, and Heruga mineralization within the Entrée/Oyu Tolgoi JV Property. This PEA is referred to by Entrée as the 2018 PEA. The 2018 PEA is based upon Indicated and Inferred mineral resources only. In the 2018 Technical Report, the portion of the 2018 PEA that pertains to Entrée is referred to as Entrée’s 20% attributable interest.

The 2018 Technical Report presents the mine plan and financial analysis for the mineral reserves (Entrée’s 2018 Reserve Case) and the 2018 PEA. Entrée’s 20% attributable interest in production is provided for the mineral reserves and for the 2018 PEA. To meet Form 43-101F1 requirements, the Oyu Tolgoi mine facilities that the mineral reserves and the 2018 PEA rely upon are summarized in the 2018 Technical Report, even though the majority of the facilities are located on the Oyu Tolgoi mining licence that Entrée has no ownership interest in. However, Entrée does have access to these facilities for processing its share of production through the Entrée/Oyu Tolgoi JVA. The 2018 Technical Report does not discuss the mineral resources or mineral reserves on the Oyu Tolgoi mining licence, where Entrée does not have an attributable interest.

Project Area

The Entrée/Oyu Tolgoi JV Project is located in the South Gobi region of Mongolia, 570 km south of the capital city of Ulaanbaatar and 80 km north of the Mongolian border with China. The Project can be accessed by road and air. A railway route is under construction by the Government of Mongolia and will pass through the southwest corners of the Shivee Tolgoi and Javhlant mining licences. OTLLC will make use of the Port of Tianjin in China for freight.

The South Gobi region has a continental, semi-desert climate. Mining operations are conducted year-round. Exploration activities can see short curtailments during storm activity.

Mineral Tenure, Royalties and Agreements

Wood did not independently review ownership of the Project area and any underlying property agreements, mineral tenure, surface rights, or royalties. Wood fully relied upon information derived from Entrée and legal experts retained by Entrée for this information.

Mineral Tenure

The Shivee Tolgoi and Javhlant mining licences cover a total of about 62,920 hectares (“ha”) and completely surround the Oyu Tolgoi mining licence. The Shivee Tolgoi and Javhlant mining licences are valid until 2039, assuming statutory payments and reporting obligations are met, and can be extended for two subsequent 20 year terms. The Shivee Tolgoi and Javhlant mining licences are currently divided as follows:

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Entrée/Oyu Tolgoi JV Property: 39,807 ha consisting of the eastern portion of the Shivee Tolgoi mining licence and all of the Javhlant mining licence are subject to a joint venture between Entrée and OTLLC. The Entrée/Oyu Tolgoi JV Property is contiguous with, and on three sides (to the north, east, and south) surrounds OTLLC’s Oyu Tolgoi mining licence. The Entrée/Oyu Tolgoi JV Property hosts the Hugo North Extension deposit and the majority of the Heruga deposit, and several exploration targets. OTLLC is the manager of the Entrée/Oyu Tolgoi JV. Through various agreements, Rio Tinto has assumed management of the building and operation of Oyu Tolgoi, including access to and exploitation of the Hugo North Extension deposit. Rio Tinto will also manage any development of the portion of the Heruga deposit on the Entrée/Oyu Tolgoi JV Property. Exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property, are conducted under the supervision of Rio Tinto.

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Shivee West Property: 23,114 ha comprising the western portion of the Shivee Tolgoi mining licence. While the Shivee West Property is currently 100% owned by Entrée, since 2015 it has been subject to a License

Fees Agreement between Entrée and OTLLC and may ultimately be included in the Entrée/Oyu Tolgoi JV Property. OTLLC also has a first right of refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Joint Venture Agreement

On October 15, 2004, Entrée entered into the Earn-In Agreement with Ivanhoe Mines Ltd. (now Turquoise Hill). On November 9, 2004, Turquoise Hill and Entrée entered into an Amendment to Equity Participation and Earn-In Agreement, which appended the form of joint venture agreement that the parties were required to enter into on the date upon which the aggregate earn-in expenditures incurred by Turquoise Hill equalled or exceeded the amount of earn-in expenditures required in order for Turquoise Hill to earn the maximum participating interest available (80%). On March 1, 2005, Turquoise Hill and Entrée entered into an Assignment Agreement, pursuant to which Turquoise Hill assigned most of its rights and obligations under the Earn-In Agreement, as amended, to Ivanhoe Mines Mongolia Inc. (now OTLLC).

On June 30, 2008, OTLLC gave notice to Entrée that it had completed the earn-in expenditures required in order to earn the maximum participating interest available. As a consequence, a joint venture was formed. OTLLC has an initial joint venture participating interest of 80% in the Entrée/Oyu Tolgoi JV, and Entrée has an initial joint venture participating interest of 20%. In respect of products extracted from the Entrée/Oyu Tolgoi JV property pursuant to mining carried out at depths from surface to 560 metres (“m”) below surface, the OTLLC has an initial participating interest of 70% and Entrée has an initial participating interest of 30%.

On October 1, 2015, Entrée and Entrée LLC entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the Entrée/Oyu Tolgoi JVA to include the Shivee West Property in the definition of the Entrée/Oyu Tolgoi JV Property. In addition, under the Entrée/Oyu Tolgoi JVA, OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property.

Strategic Deposits

Under Resolution No 57 dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits. The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the series of Oyu Tolgoi deposits.

Investment Agreement

On October 6, 2009, Turquoise Hill, its wholly-owned subsidiary OTLLC, and Rio Tinto signed the Oyu Tolgoi Investment Agreement with the Mongolian Government, which regulates the relationship among the parties and stabilizes the long-term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi project. The Oyu Tolgoi Investment Agreement took legal effect on March 31, 2010.

The Oyu Tolgoi Investment Agreement specifies that the Government of Mongolia will own 34% of the shares of OTLLC (and indirectly by extension, 34% of OTLLC’s interest in the Entrée/Oyu Tolgoi JV Property) through its subsidiary Erdenes Oyu Tolgoi LLC. A shareholders’ agreement was concurrently executed to establish the Government’s 34% ownership interest in OTLLC and to govern the relationship among the parties.

Although the contract area defined in the Oyu Tolgoi Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, Entrée is not a party to the Oyu Tolgoi Investment Agreement, and does not have any direct rights or benefits under the Oyu Tolgoi Investment Agreement.

OTLLC agreed, under the terms of the Earn-In Agreement, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement. Entrée has been engaged in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focused on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. No agreements have been finalized.

Royalties

The Minerals Law of Mongolia provides for the payment of a royalty for exploitation of a mineral resource (the regular royalty). In general, the regular royalty is calculated on the basis of the sales value of all extracted products sold or loaded to be sold, and of all products utilized. Depending on the type of mineral, the regular royalty ranges from a base rate of 2.5% to 5%. The applicable regular royalty rate for copper, silver, molybdenum and exported gold is 5%. In addition, an additional royalty amount may be payable depending on the market value in excess of a designated base value of the relevant product (the surtax royalty).

If the State is an equity participant in the exploitation of a Strategic Deposit, the licence holder is permitted to negotiate with the Government of Mongolia to exchange the Government’s equity interest in the licence holder for an additional royalty payable to the Government (a special royalty), the percentage of which would vary depending on the particulars of the Strategic Deposit, but which cannot exceed 5%. The special royalty would be paid in addition to the regular royalty and, if applicable, a surtax royalty.

Geology and Mineralization

The Oyu Tolgoi deposits, including those within the Entrée/Oyu Tolgoi JV Property, host copper-gold porphyry and related high-sulphidation copper-gold deposit styles. Mineralization identified in the Shivee West Property consists of low-sulphidation epithermal mineralization styles.

The Oyu Tolgoi porphyry deposits are hosted within the Palaeozoic Gurvansayhan Terrane. Lithologies identified to date in the Gurvansayhan Terrane include Silurian to Carboniferous terrigenous sedimentary, volcanic-rich sedimentary, carbonate, and intermediate to felsic volcanic rocks. The sedimentary and volcanic units are intruded by Devonian granitoids and Permo-Carboniferous diorite, monzodiorite, granite, granodiorite, and syenite bodies, which can range in size from dykes to batholiths.

The Hugo Dummett deposits (Hugo North/Hugo North Extension and Hugo South) contain porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposits are highly elongated to the north-northeast and extend over at least 3 km. The Hugo North/Hugo North Extension deposits occur within easterly-dipping homoclinal strata contained in a north-northeasterly elongated, fault-bounded block. The northern portion of this block is cut by several northeast-striking faults near the boundary between the Oyu Tolgoi mining licence and the Shivee Tolgoi mining licence. Deformation is dominated by brittle faulting.

Host rocks at Hugo North/Hugo North Extension deposits consists of an easterly-dipping sequence of volcanic and volcaniclastic strata correlated with the lower part of the Devonian Alagbayan Group, and quartz monzodiorite intrusive, rocks that intrude the volcanic sequence, and a large post-mineral biotite granodiorite. The highest-grade copper mineralization in the Hugo North/Hugo North Extension deposits is related to a zone of intensely stockworked to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the apex of the large quartz monzodiorite body, and extends into adjacent basalt. Bornite is dominant in the highest-grade parts of the deposit (3-5% copper) and is zoned outward to chalcopyrite (2% copper). At grades of <1% copper, pyrite-chalcopyrite dominates. Elevated gold grades in the Hugo North/Hugo North

Extension deposits occur within the up-dip (western) portion of the intensely-veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

The Hugo North Extension occurs within moderately east dipping (65° to 75°) strata contained in a north-northeasterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the boundary with the Oyu Tolgoi mining licence. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension is similar to that of Hugo North.

The Heruga deposit is the most southerly of the currently known deposits within the Oyu Tolgoi Trend. The deposit is a copper-gold-molybdenum porphyry deposit and is zoned with a molybdenum-rich carapace at higher elevations overlying gold-rich mineralization at depth. The top of the mineralization starts 500-600 m below the present ground surface. Quartz monzodiorite bodies intrude the Devonian augite basalts as elsewhere in the district. Non-mineralized dykes, comprising about 15% of the volume of the deposit, cut all other rock types. The deposit is transected by a series of north-northeast-trending vertical fault structures that step down 200 m to 300 m at a time to the west and have divided the deposit into at least two structural blocks.

High-grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit. At deeper levels, mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite-altered basalt or sericite-albite-altered quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein-controlled pyrite, chalcopyrite and molybdenite.

A number of prospects have been identified in the Entrée/Oyu Tolgoi JV Project through reconnaissance evaluation, geochemical sampling and geophysical surveys. Some targets have preliminary drill testing. The Entrée/Oyu Tolgoi JV Project retains exploration potential for porphyry and epithermal-style mineralization.

History

Entrée’s interest in the Project commenced in 2002, when an option agreement was signed with a private Mongolian company over the Shivee Tolgoi and Javhlant exploration licences. Entrée subsequently purchased the licences in 2003, and they were converted to mining licences in 2009. The details of the Entrée/Oyu Tolgoi JV are summarized above under “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Tenure, Royalties and Agreements – Joint Venture Agreement”.

Work completed in the Project area has included: surface reconnaissance mapping; geochemical sampling (trenching, conventional and mobile metal ion soil sampling, rock chip and grab sampling, and stream sediment and pan concentrate sampling); geophysical surveys (IP, regional magnetic, ground magnetometer, and high-resolution magnetotelluric surveys); interpretation of satellite imagery; RC, polycrystalline (“PCD”), and core drilling; metallurgical testwork; mining, geotechnical, and hydrogeological studies; and social and environmental studies.

Drilling and Sampling

Approximately 250,000 m of drilling in approximately 250 holes has been completed within the Shivee Tolgoi and Javhlant mining licences between 2004 and the effective date of the 2018 Technical Report. Core drill holes are the principal source of geological and grade data. A small percentage of the drilling total comes from RC or combined RC/core drilling and from PCD drilling.

Core drilling includes 71 drill holes totalling 97,252 m on the Hugo North Extension deposit and 46 drill holes totalling 67,844 m on the Heruga deposit. Entrée has completed 65 core holes totalling 38,244 m and 34 RC holes totalling 4,145 m within the Shivee West Property.

There has been no drilling within the Shivee West Property since 2011. There has been no drilling on the Entrée/Oyu Tolgoi JV Property since 2016 up to the effective date of the 2018 Technical Report.

Entrée/Oyu Tolgoi JV Property Drilling

Most holes at Hugo North and Hugo North Extension were collared with PQ drill rods (85 millimetre (“mm”) core diameter) and were reduced to HQ size drill rods (63.5 mm) at depths of around 500 m prior to entering the mineralized zone. A small percentage were reduced to NQ size (47.6 mm) and a few holes have continued to depths of about 1,300 m using PQ diameter. Many of the deeper holes were drilled as “daughter” holes (wedges) from a PQ diameter “parent” drill hole. Collar survey methods were similar for core and RC drill holes. Proposed drill hole collars and completed collars are surveyed by a hand-held global positioning system (“GPS”) unit for preliminary interpretations. After the hole is completed, it is re-surveyed using a Nikon theodolite instrument.

RC drill holes were typically not down-hole surveyed. In general, most RC holes are less than 100 m in depth and therefore unlikely to experience excessive deviations in the drill trace. OTLLC uses down-hole survey instruments to collect the azimuth and inclination at specific depths of the core drill holes for most of the diamond drilling programs. Six principal types of survey method have been used over the duration of the drilling programs, including Eastman Kodak, Flexit, Ranger, gyro, and north-seeking gyro methods.

Recovery data were not collected for the RC drill programs. OTLLC’s geology staff measure core recovery and rock quality designation (“RQD”) during core drilling programs. In general, OTLLC reports that core recoveries obtained by the various drilling contractors have been very good, averaging between 97% and 99% for all of the deposits. RQD was not recorded for Heruga core, nor was geotechnical logging undertaken.

The logging comprised capture of geological, alteration, and mineralization data. In August 2010, OTLLC implemented a digital logging data capture using the acQuire system, replacing the earlier paper logging.

Density data have been collected using water immersion methods, with a calliper method used as a quality assurance/quality control check.

Entrée/Oyu Tolgoi JV Property Sampling

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs have included SGS, ALS (primary laboratories) and Bondar Clegg, Chemex, Genalysis, and Actlabs (secondary laboratories). ALS and SGS currently act as the secondary laboratories for each other. The on-site sample preparation facility has been managed by SGS and its predecessor companies since 2002.

Sample preparation protocols were in line with industry norms, consisting of crushing to a nominal 90% at 3.35 mm, and pulverizing to a nominal 90% at 75 micrometres (“µm”) (200 mesh).

Until September 2011, all samples submitted to SGS (Mongolia) were routinely assayed for gold, copper, iron, molybdenum, arsenic and silver. Copper, molybdenum, silver, and arsenic were determined by acid digestion followed by an atomic absorption spectroscopy (“AAS”) finish. Gold was determined using a 30 gram (“g”) fire assay fusion. After 2011, fluorine assays were requested. ALS (Vancouver) was appointed the primary laboratory for the high-resolution multi-element inductively-coupled plasma-mass spectroscopy (ICP-MS) suite, and LECO sulphur and carbon analyses. A trace element composites (“TEC”) program was undertaken in addition to routine analyses. The composites were subject to multi-element analyses comprising a suite of 47 elements determined by inductively-coupled plasma optical emission spectroscopy/mass spectrometry (“ICP-OES/MS”). Additional element analyses included mercury by cold vapour AAS, fluorine by KOH fusion/specific ion electrode, and carbon/sulphur by LECO furnace.

All programs since 2003 have included submission of QA/QC samples, consisting of blank samples, standard reference materials (“SRMs”), duplicate samples, and check samples. For most of the drill programs, OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to secondary laboratories.

Samples were always attended or locked in a sample dispatch facility. Sample collection and transportation have always been undertaken by company or laboratory personnel using company vehicles. Chain-of-custody procedures consisted of filling out sample submittal forms that were sent to the laboratory with sample shipments to make certain that all samples were received by the laboratory.

Shivee West Property Drilling

Core holes were either completely drilled at PQ or HQ sizes, although some holes were PQ reduced to HQ, and others PQ reduced to HQ to NQ.

Drill hole collars were surveyed at the end of each field season by Geocad Co. Ltd., a surveying company based in Ulaanbaatar, using differential GPS equipment. Entrée downhole-surveyed all core holes at approximately 50 m intervals using a Sperry Sun instrument. No downhole surveys were undertaken for RC holes. Most RC holes are shallow and vertical, and unlikely to have significant deviation. Core recoveries obtained by the drilling contractor were very good, except in localized areas of faulting or fracturing.

Core was logged for lithology, mineralization and alteration, and geological structures.

Shivee West Property Sampling

The 2011 RC holes were sampled on 1 m intervals from collar to planned depth.

Drill core was halved using a saw and sampled on 2 m intervals.

Independent analytical laboratories used during the analytical programs included SGS for the core drilling, and Actlabs for RC samples.

Sample preparation of drill core consisted of crushing to 85% passing 3.35 mm, followed by pulverizing to 90% passing 75 µm. Gold analysis was undertaken using a 30 g fire assay method. Copper, silver, and molybdenum were determined by AA.

RC samples were pulverized to at least 95% passing 75 µm. Gold and silver analyses were undertaken using a 30 g fire assay method.

Field blank, commercial SRMs, and quarter-core duplicate samples (for RC programs, field duplicates) were included in the sample submissions.

Unsampled core was never left unattended at the rig; boxes are transported to the core logging facility at the camp site twice daily under a geologist or geologist-technician’s supervision. Sampled core was immediately sealed and stored in a fenced facility at the camp site. Samples were delivered under lock and key by Entrée personnel directly to the laboratory in Ulaanbaatar on an approximate weekly basis and using a chain-of-custody form to record transport and receipt of samples.

Data Verification

OTLLC and its predecessor Ivanhoe Mines reviewed assay quality control sample results supporting drill hole sample assaying on a monthly basis and prepared monthly and quarterly QA/QC reports. These reports describe a systematic monitoring and response to identified issues. In 2011 Ivanhoe Mines reported on an internal review, including laboratory audits, quality assurance procedures, quality control monitoring, and database improvements at Oyu Tolgoi for the period 2008 to 2010. Recommendations from this review were implemented or under advisement. No material issues were identified in these reports.

A number of data reviews have been undertaken by independent consultants as part of preparation of technical reports on the Project.

Wood reviewed drilling, sampling, and QA/QC procedures, and inspected drill core, core photos, core logs, and QA/QC reports during 2011 site visits. During this period, Wood also led the preparation of updated geological models related to the Oyut and Hugo North deposits, including the Hugo North Extension.

The data verification completed by OTLLC and its predecessor companies, and the independent data verification completed by others, including Wood, are sufficient to conclude the drill hole database is reasonably free of errors and suitable to support mineral resource estimation.

Metallurgical Testwork

Detailed metallurgical testwork has been completed on the Oyut (within the Oyu Tolgoi mining licence) and Hugo North/Hugo North Extension deposits, and includes flotation, comminution, locked cycle and mineralogical studies. Metallurgical studies for Heruga include liberation analysis, and bulk flotation and open circuit cleaning testwork. Included in the flotation testwork program was some work on ore hardness and grindability.

The first phase of the development of the Oyu Tolgoi mine process facilities was completed with concentrator commissioning in 2013. Testwork results and operations data have been used to develop and update the throughput models and metallurgical predictions, as well as to guide designs for the second development phase. The second phase will include a concentrator conversion, consisting of additional equipment required to process the changing semi-autogenous grind (“SAG”):ball mill power ratio and higher-grade Hugo North/Hugo North Extension ore.

Throughput algorithms were developed during comminution modelling. The volumetric capacity limit in base data template 31 (“BDT31”) that was used in OTLLC’s 2014 Oyu Tolgoi Feasibility Study was 5.5 kilotonnes per hour (“kt/h”) (121 kilotonnes per day (“kt/d”), 44.3 million tonnes per annum (“Mt/a)). After a review of the volumetric capacity in OTLLC’s OTFS16, this was reduced to 5.0 kt/h (110 kt/d, 40 Mt/a). As a result, for the preparation of the OTFS16 production schedule for the Oyu Tolgoi operation, the plant throughput volumetric limit was changed from 5.5 kt/h to 5.0 kt/h and the instantaneous throughput was increased by 2.2%. Further elevation and revision of the limit is quite likely as de-bottlenecking and optimization of the plant continues. The OTFS16 limit has already been reached and may be exceeded as the Oyut ore is treated. For Heruga, throughput is not modeled, but instead is limited to 33.25 Mt/a.

Hugo North/Hugo North Extension recoveries for copper, gold, and silver are based on BDT31, and derived equations. For Heruga, copper recoveries are based on the KM2133 testwork results with recoveries ranging up to 86.5% copper and producing concentrate grades of 25% by weight copper. The gold and silver recoveries are based on the Hugo North/Hugo North Extension projections.

Copper assays vary with higher-grade Hugo North/Hugo North Extension production and increased bornite content early in the block cave. The peak grades from underground bornite-bearing ores are moderated by simultaneous treatment of large amounts of Oyut ore in 2022-2026. The high copper content, especially with a high copper:sulphur ratio, is attractive to most smelters as it provides high copper yield while not taxing acid recovery and handling systems. The peak anticipated concentrate grades of 30%-35% copper are projected from 2022 through 2030. The average grades presented in the OTFS16 after concentrator conversion are expected to be competitive with other imports to the Chinese market at 28% copper. The significant variability in precious metals content may require shifts in concentrate allocations to smelters.

Arsenic and fluorine are the only penalty elements that have been identified in the Oyut, Hugo North/Hugo North Extension deposits. Enargite is the primary arsenic carrier in these deposits, although tennantite is locally important. For arsenic in copper concentrate, the production model assigns a rate of $2/t/1,000 ppm above a 3,000 ppm threshold up to the rejection level of 5,000 ppm. For fluorine, the production model assigns a rate of $2/t/100 ppm above a 300 ppm threshold up to the rejection level of 1,000 ppm. The penalties are in line with terms from custom smelters. It has been reported that no fluorine penalties have been applied under the contract terms in operation since sales commenced in late 2013, so some conservatism is inherent in the NSR estimates.

Bismuth and fluorine were present at penalty levels for testwork concentrates generated for the Heruga mineralization.

Mineral Resource Estimation

The database used for the estimation of mineral resources for the Hugo North Extension deposit consists of samples and geological information from 37 drill holes, including wedge (daughter) holes, totalling approximately 54,546 m. The database was closed for estimation purposes as of February 14, 2014. The database used to estimate the mineral resources for the Heruga deposit consists of samples and geological information from 43 drill holes, including wedge holes, totalling 58,276 m. The database was closed for estimation purposes as of June 21, 2009.

OTLLC produced three-dimensional (“3D”) geological models of the major structures and lithological units. The lithological shapes and faults, together with copper and gold grade shells and deposit zones, constrain the grade analysis and interpolation. Typically, the faults form the first order of hard boundaries constraining the lithological interpretation.

Drill hole assay composites of 5 m lengths were used for both Hugo North/Hugo North Extension and Heruga. Bulk density values were composited into 5 m fixed-length downhole values for Heruga. A straight composite was used for Hugo North/Hugo North Extension.

A strategy of soft, firm, and hard (“SFH”) boundaries was implemented to account for domain boundary uncertainty (dilution) and to reproduce the input grade sample distribution in the block model. Variographic analysis was completed. Both copper and gold in the Hugo North/Hugo North Extension area displayed short ranges for the first variogram structure and moderate to long ranges for the second variogram structure (where modelled). The nugget variance tended to be low to moderate in all the domains assessed. At Heruga, copper, gold, and molybdenum showed relatively short first variogram structures and long second variogram structures of 250-300 m. Copper and gold showed relatively low nuggets, whereas molybdenum was moderate to high.

The block caving method envisioned for the Hugo North/Hugo North Extension area does not allow for consideration of selectivity. A sub-celled model with parent block dimensions equal to 15 m x 15 m x 15 m and minimum sub-block dimensions down to 5 m x 5 m x 5 m was used for resource estimation. The actual sub-block sizes in the Hugo North/Hugo North Extension model vary as necessary to fit the specified boundaries of the wireframes used to tag the block model. The block models were coded according to zone, lithological domain, and grade shell. For Hugo North/Hugo North Extension, sub-celling was used to honour lithology, grade, and structural contacts. Blocks above topography were removed from the block model. Non-mineralized units were flagged using a lithology code and were excluded during the interpolation process. Blocks in the Hugo North/Hugo North Extension model were assigned an estimation domain using a combination of grade shells or alteration and lithology.

Modelling of Hugo North/Hugo North Extension consisted of grade interpolation by ordinary kriging (“OK”), except for bulk density, which was interpolated using a combination of simple kriging and inverse distance weighting to the second power (“ID2”). Restricted and unrestricted grades were interpolated to allow calculation of the metal removed by outlier restriction. Grades were also interpolated using nearest-neighbour (“NN”) methods for validation purposes. Blocks and composites were matched on estimation domain. Three estimation passes were used.

The Heruga block model was coded according to zone, lithological domain, and grade shell. Modelling consisted of grade interpolation by OK. As part of the model validation, grades were also interpolated using NN, inverse distance weighting to the third power (“ID3”), and OK of uncapped composites. Density was interpolated by ID3. Three estimation passes were used.

Measured, Indicated, and Inferred confidence classifications were assigned to blocks at Hugo North/Hugo North Extension using a combination of a preliminary block classification using a script based on distance to a drill hole and number of drill holes used to estimate a block, generation of probability model for the three confidence categories, and manual cleaning using polygons generated in sectional view.

There are no Measured or Indicated mineral resources at Heruga. Interpolated cells were classified as Inferred mineral resources if they fell within 150 m of a drill hole composite. All mineralization at Heruga is currently classified as Inferred mineral resources.

Once the underground 3D constraining shapes were generated, mineral resources were stated for those model cells within the constraining underground stope-block shapes that met a given copper equivalent cut-off grade. The optimized block cave shape used for the considerations of reasonable prospects for eventual economic extraction was created in 2012, using assumptions contained in base data template 29 (“BDT29”), comprising metal prices of $3.00/lb copper and $970.00/oz gold. The current mineral resource estimate uses pricing developed in BDT31 during 2014. BDT31 has not been updated. The BDT31 copper equivalent formula incorporates copper, gold, silver, and molybdenum. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver and $11.90/lb for molybdenum. Metallurgical recoveries for gold, silver, and molybdenum are expressed as percentages relative to copper recovery. Different metallurgical recovery assumptions lead to slightly different copper equivalent formulas for each of the deposits. In all cases, the metallurgical recovery assumptions are based on metallurgical testwork. All elements included in the copper equivalent calculation have a reasonable potential to be recovered and sold except for molybdenum. Molybdenum grades are only considered high enough to potentially support construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension.

Cut-off grades were determined using BDT31 assumptions. The NSR per tonne of mill feed material was required to be equal to or exceed the production cost of a tonne of mill feed for an operation to break even or make money. For the underground mine, the break-even cut-off grade needs to cover the costs of mining, processing, and general and administrative (“G&A”). A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization. Inferred mineral resources at Heruga have been constrained using a CuEq cut-off of 0.37%.

Mineral Resource Statement

Mineral resources are reported using the 2014 CIM Definition Standards for Hugo North Extension in Table 3 below and for Heruga in Table 4. OTLLC staff prepared the estimates. Mineral resources are reported for the Entrée/Oyu Tolgoi JV Property inclusive of those mineral resources that have been converted to mineral reserves, and on a 100% basis. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimates have an effective date of January 15, 2018.

Areas of uncertainty that could materially affect the mineral resource estimates include the following: commodity pricing; interpretations of fault geometries; effect of alteration as a control on mineralization; lithological interpretations on a local scale, including dyke modelling and discrimination of different quartz monzodiorite phases; geotechnical assumptions related to the proposed block cave design and material behaviour; metal recovery assumptions; additional dilution considerations that may be introduced by a block cave mining method; assumptions as to operating costs used when assessing reasonable prospects of eventual economic extraction; and changes to drill spacing assumptions and/or the number of drill hole composites used to support confidence classification categories.

Table 3 – Mineral Resource Summary Table, Hugo North Extension

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Grade Cu (%)	Grade Au (g/t)	Grade Ag (g/t)	Grade CuEq (%)

Indicated	0.37	122	1.68	0.57	4.21	2.03

Inferred	0.37	174	1.00	0.35	2.73	1.21

Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)

Indicated	0.37	122	4,515	2,200	16,500

Inferred	0.37	174	3,828	2,000	15,200

Notes to accompany Hugo North Extension mineral resource table:

1.	Mineral resources have an effective date of January 15, 2018.

2.	Mineral resources are reported inclusive of the mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

3.

Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and copper:sulphur ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver, and $11.90/lb for molybdenum. Molybdenum grades are only considered high enough to support potential construction of a molybdenum recovery circuit at Heruga, and hence the recoveries of molybdenum are zeroed out for Hugo North Extension. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Hugo North Extension mineralization.

4.

Considerations for reasonable prospects for eventual economic extraction included an underground resource-constraining shape that was prepared on vertical sections using economic criteria that would pay for primary and secondary development, block-cave mining, ventilation, tramming, hoisting, processing, and G&A costs. A primary and secondary development cost of $8.00/t and a mining, process, and G&A cost of $12.45/t were used to delineate the constraining shape cut-off.

5.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, and silver estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

6.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

7.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Table 4 – Mineral Resource Summary Table, Heruga

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Cu Grade (%)	Au Grade (g/t)	Ag Grade (g/t)	Mo Grade (g/t)	CuEq Grade (%)

Heruga within the Entrée/Oyu Tolgoi JV Property	0.37	1,700	0.39	0.37	1.39	113.2	0.64

Inferred Classification	CuEq Cut-Off (%)	Tonnage (Mt)	Contained Cu (Mlb)	Contained Au (koz)	Contained Ag (koz)	Contained Mo (Mlbs)

Heruga within the Entrée/Oyu Tolgoi JV Property	0.37	1,700	14,604	20,410	75,932	424

Notes to accompany Heruga mineral resource table:

1.	Mineral resources have an effective date of January 15, 2018.

2.

Mineral resources are constrained within three-dimensional shapes and above a CuEq grade. The CuEq formula was developed in 2016, and is CuEq16 = Cu + ((Au*AuRev) + (Ag*AgRev) + (Mo*MoRev)) ÷ CuRev; where CuRev = (3.01*22.0462); AuRev = (1250/31.103477*RecAu); AgRev = (20.37/31.103477*RecAg); MoRev = (11.90*0.00220462*RecMo); RecAu = Au recovery/Cu recovery; RecAg = Ag recovery/Cu recovery; RecMo = Mo recovery/Cu recovery. Differential metallurgical recoveries were taken into account when calculating the copper equivalency formula. The metallurgical recovery relationships are complex and relate both to grade and copper:sulphur ratios. The assumed metal prices are $3.01/lb for copper, $1,250.00/oz for gold, $20.37/oz for silver and $11.90/lb for molybdenum. A NSR of $15.34/t would be required to cover costs of $8.00/t for mining, $5.53/t for processing and $1.81/t for G&A. This translates to a CuEq break-even underground cut-off grade of approximately 0.37% CuEq for Heruga mineralization.

3.

Mineral resources are stated as in situ with no consideration for planned or unplanned external mining dilution. The contained copper, gold, silver, and molybdenum estimates in the mineral resource table have not been adjusted for metallurgical recoveries.

4.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mineral Reserve Estimation

The mineral reserve for the Entrée/Oyu Tolgoi JV Property is contained within the Hugo North Extension Lift 1 block cave mining plan. The Hugo North/Hugo North Extension underground deposit is to be mined by a variant of the block cave method, panel caving. This approach is to manage the risk of drift and pillar damage associated with high abutment stresses and the high fractured rock mass (orebody). The mine planning work conducted by OTLLC was completed using industry-standard mining software and techniques, and smelter terms as set forth in the OTFS16.

The mineral reserve estimate is based on what is deemed minable when considering factors such as the footprint cut-off grade, the draw column shut-off grade, maximum height of draw, consideration of planned dilution and internal barren rock. Key assumptions used by OTLLC in estimation included:

●	Metal prices used for calculating the Hugo North/Hugo North Extension underground NSR are $3.01/lb copper, $1,250.00/oz gold, and $20.37/oz silver, based on long-term metal price forecasts.

●	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

●

A footprint cut-off of $46.00/t NSR and column height shut-off of $17.00/t NSR were used to maintain grade and productive capacity. It is anticipated that further mine planning will examine lower shut-offs scenarios.

Mineral Reserve Statement

Mineral reserves for Hugo North Extension Lift 1 were estimated by OTLLC personnel during 2014, reviewed by OTLLC as part of the OTFS16, and summarized in the 2016 OTLLC Competent Person’s Annual Report (OTLLC, 2016g).

Wood has reviewed the estimate and notes that there has been no depletion or additional drilling or engineering that would affect the mineral reserve estimate for the Hugo North Extension Lift 1, and therefore the effective date of the mineral reserve estimate is the date of finalization of Wood’s review, which is January 15, 2018.

The mineral reserves for Hugo North Extension Lift 1 are summarized in Table 5 below.

Factors that may affect the mineral reserve estimates include commodity market conditions and pricing; unknowns with respect to the overall interpretation of the Hugo North/Hugo North Extension geology, including faulting and lithology; assumptions related to the design and geotechnical behaviour of the cave mining system, including, but not limited to, the flow of material (ore and dilution) relative to the upward progression and lateral advance of the cave and assumptions of the long-term performance of the mine infrastructure (both support and production); and assumptions related to the metal recovery in the mill and downstream processing, including, but not limited to, metal recovery, mill throughput, contaminant elements (particularly arsenic and fluorine).

Table 5 – Mineral Reserves Statement, Hugo North Extension Lift 1

Classification	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)

Probable	35	1.59	0.55	3.72

Total Entrée/Oyu Tolgoi JV Property	35	1.59	0.55	3.72

Notes to accompany mineral reserves table:

1.	Mineral reserves were estimated by OTLLC personnel and have an effective date of January 15, 2018.

2.

For the underground block cave, all mineral resources within the cave outline have been converted to Probable mineral reserves. No Proven mineral reserves have been estimated. This includes low-grade Indicated mineral resource, and Inferred mineral resource assigned zero grade that is treated as dilution.

3.

A footprint cut-off NSR of $46.00/t and column height shut-off NSR of $17.00/t were used define the footprint and column heights. An average dilution entry point of 60% of the column height was used. The NSR calculation assumed metal prices of $3.01/lb copper, $1,250.00/oz gold, and $20.37/oz silver. The NSR was calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries, and royalties using base data template 31. Metallurgical assumptions in the NSR include recoveries of 90.6% for copper, 82.3% for gold, and 87.3% for silver.

4.

Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

5.	Figures have been rounded as required by reporting guidelines and may result in apparent summation differences.

Mining Methods

The weak, massive nature of the Hugo North/Hugo North Extension deposit and the location between 700 m and 1,400 m below surface make it well suited, both geotechnically and economically, to large-scale cave mining methods. Caving methods require large, early capital investment but are generally highly productive with relatively low operating costs. The long operating life of the mine is supportive of the initial capital investment and results in a very low total cost on a production basis.

Hugo North/Hugo North Extension Lift 1, which has high copper and gold grades, will be mined as three panels. A panel is a defined contiguous portion of the overall cave footprint that is treated as a more-or-less independent and sequenced mining/production area. The Hugo North Extension area is located at the northern portion of Panel 1.

Production will ramp up to an average of 95,000 t/d of ore to the mill during the planned peak production period for the combined Hugo North/Hugo North Extension Lift 1 from 2027 through 2035. Overall production from the combined Hugo North/Hugo North Extension Lift 1 is planned to ramp down from 2035 to completion in 2039. During the production life of the Hugo North Extension portion of Lift 1, the pre-production period is planned to begin in 2021 with the first drawbell in 2026, and production is to be completed in 2034.

The majority of the mine infrastructure required to support the successful extraction of the mineral reserves within the Entrée/Oyu Tolgoi JV Property will be located within the Oyu Tolgoi mining licence; however, the mining method is consistent across both Hugo North Lift 1 and Hugo North Extension Lift 1. The primary life-of-mine material handling system (conveyor to surface) will transport ore to the surface by means of a series of conveyors.

To support overall mining of Hugo North/Hugo North Extension Lift 1, five shafts, approximately 203 km of lateral development, 6.8 km of vertical raising (raisebore and drop-raise) and 137,000 m3 of mass excavations will be undertaken. The Lift 1 levels are approximately 1,300 m below surface. Of the 2,231 drawpoints planned for Hugo North/Hugo North Extension Lift 1 and accessed from 52 extraction drifts, 238 drawpoints are located within the Hugo North Extension area. For Hugo North Extension portion of Lift 1, approximately 15.4 km of lateral development and approximately 781 m of vertical raising will be required.

From the geotechnical perspective, Hugo North/Hugo North Extension is considered highly suitable for cave mining methods, and the risks associated with caveability and propagation are considered to be low. Fine fragmentation is expected with all geotechnical domains, thus secondary breakage requirements are not expected to pose a risk to the production schedule ramp-up or full production rates. The Hugo North Extension portion of Lift 1 is anticipated to have a higher proportion of ‘Good’ ground conditions relative to Hugo North/Hugo North Extension Lift 1 as a whole. The costing of the underground has used a 60% Good ground and 40% Poor ground assumption as a more conservative estimate of ground control costs. The mine shafts and permanent infrastructure are all planned to be located outside of, or under, the predicted facture limits and “subsidence cone”.

The mining layout will include:

●

Apex and undercut levels to provide access drifts for production drills, blasting and mucking for the purpose of undercutting the ore deposit on the associated lift. The undercut drifts are planned to be spaced on 28 m intervals, situated 17 m above and half-way between the extraction drifts. The apex drifts will be situated 34 m above the extraction drifts at the top of the major apex pillars.

●

Extraction drifts and drawbells for efficient load-haul-dump (“LHD”) operation to draw ore from the associated drawpoints, using an El Teniente-style (straight-through) drawbell layout on a 15 m spacing. The extraction drifts are planned to be spaced 28 m apart, on centre. The overall drawbell spacing layout is 28 m x 15 m. Within the drawbells, a drawcone centroid spacing of 10 m is used to promote interactive draw from the cave.

●

Haulage levels to collect development and production ore material from the extraction and undercut levels, and transport it, using road trains, to crushers for size reduction. The haulage level will be located 44 m below the extraction level.

●

Intake ventilation system to provide fresh air to the mining footprint levels, main travel ways, mine working areas and to underground fixed facilities. Fresh air to the footprint levels is planned to be supplied through two sets of twin intake tunnels to the extraction fringe (perimeter) drifts.

●	Exhaust ventilation system to remove vitiated air from the mine. Exhaust drifts in the exhaust level will run the length of the deposit along the centre of the deposit axis.

Road trains will haul from the loading chutes to the primary crushers on the west side of the mining footprint. Crushed material will be transferred by a series of conveyors directly to the surface or to the Shaft 2 hoisting system. Shaft 2 is intended to serve as the initial material handling route to surface until the conveyor-to-surface is commissioned.

Overall vertical development will include shaft development, ore/waste passes and ventilation raises. With the exception of the shafts, vertical development is planned to use several methods, including raise bore, boxhole, and drop-raise.

The underground mine requires a number of surface facilities to support the underground operations. At Hugo North/Hugo North Extension Lift 1 these include: Shaft 1 area, production shaft farm, Shaft 4 area, and conveyor-to-surface portal area. For the purposes of the 2018 Technical Report, Shaft 4 was anticipated to be sunk on the Entrée/Oyu Tolgoi JV Property, to a depth below surface of 1,149 m. To reach the Hugo North Lift 1 exhaust gallery, approximately 1,020 m of lateral development will be required on the Entrée/Oyu Tolgoi JV Property. A batch plant may also be constructed within the property area.

The underground mobile equipment fleet is classified into seven broad categories, including: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles (personnel transports, “jeeps”, tractors, etc.).

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

The overall processing schedule was balanced to meet the available mill hours. The forecast production schedule for Hugo North Extension Lift 1 is included in Figure 3.

Figure 3 – Hugo North Extension Lift 1 – Underground Material Movement and Average Grade

Note: Figure prepared by Wood, 2017. Hugo North EJV refers to Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property. Year 6 = 2021.

Recovery Methods

Entrée’s share of products will, unless Entrée otherwise agrees, be processed at the OTLLC facilities by paying milling and smelting charges. The OTLLC facilities are not intended to be profit centres and therefore, minerals from the Entrée/Oyu Tolgoi JV Property will be processed at cost. OTLLC will also make the OTLLC facilities available to Entrée at the same terms if spare processing capacity exists to process other suitable mill feed.

The Phase 1 concentrator was commissioned in early 2013. The nameplate processing capacity of 96 kt/d was achieved in August 2013. The process plant employs a conventional SAG mill/ball mill/grinding circuit (“SABC”) followed by flotation.

Phase 1 uses two grinding lines (Lines 1 and 2), each consisting of a SAG mill, two parallel ball mills, and associated downstream equipment to treat up to 100 kt/d of ore from the Oyut open pit. Operating data have been used in Phase 2 design, which addresses the delivery of Hugo North/Hugo North Extension underground plant feed via Lift 1 in conjunction with open pit mining.

The intent of Phase 2 is to treat all the high-value Hugo North/Hugo North Extension Lift 1 ore delivered by the mine, supplemented by OTLLC’s open pit ore to fill the mill to its capacity limit. The Phase 2 concentrator development program will optimize the concentrator circuit to enable it to maximise recovery from the higher-grade Hugo North/Hugo North Extension Lift 1 ore and to allow it to handle higher tonnage throughput. Components that require upgrading to accommodate the gradual introduction of ore from underground include: the ball mill; rougher flotation circuit; flotation columns; concentrate filtration, thickening, and bagging areas; and bagged storage facilities.

Reagents and media required will include lime, primary collector, secondary collector, frother, tailings flocculant, water treatment chemicals, and grinding media. With the addition of the concentrator conversion loads, the peak operating load demand from the existing 220 kilovolt (“kV”) concentrator substation will increase by an estimated 20 megawatts (“MW”) (from 116-136 MW), and the nominal operating (diversified) load will increase by an estimated 19 MW (from 106-125 MW). The concentrator raw water demand varies seasonally. Annual average raw water demand is projected to be 0.45 cubic metre per tonne (“m3/t”) ore processed.

Project Infrastructure

Infrastructure required for Phase 1 of the Oyu Tolgoi project has been completed, and includes: access roads, airport, accommodation, open pit and quarries, tailings and waste rock storage facilities, process plant, batch plants, administration, warehousing, emergency, and maintenance facilities, power and water supply and related distribution infrastructure, water and waste management infrastructure, heating and fuel storage.

Additional infrastructure that will be required to support Phase 2, or modifications to the Phase 1 infrastructure, includes: construction of conveyor decline and shafts; construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure; concentrator conversion; modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems; expanded logistical and accommodations infrastructure; underground maintenance and fuel storage facilities; expanded water supply and distribution infrastructure; and expanded tailings storage (“TSF”) capacity.

OTLLC has a power purchase agreement with the Inner Mongolia Power Corporation to supply power to the Oyu Tolgoi project. The term of this agreement covers the commissioning of the business, plus the initial four years of commercial operations. In August 2014, Turquoise Hill announced that OTLLC had signed a Power Sector Cooperation Agreement (“PSCA”) with the Government of Mongolia for the exploration of a Tavan Tolgoi-based independent power provider. Participation in the PSCA met OTLLC’s obligation in the Oyu Tolgoi Investment Agreement to establish a long-term power supply within Mongolia four years from the commencement of commercial production. Signing of the PSCA reset the four years obligation while the opportunity for the establishment of an independent power provider at Tavan Tolgoi was studied.

Environmental, Permitting and Social Considerations

Environmental Considerations

OTLLC has completed a comprehensive Environmental and Social Impact Assessment (“ESIA”) for the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property. The ESIA is a summary of several research programs and reports, including the following baseline studies: climate and climate change; air quality; noise and vibration; topography, geology, and topsoil; water resources; biodiversity and ecosystems; population and demographics; employment and livelihoods; land use; transport and infrastructure; archaeology; cultural heritage; and community health, safety, and security. The ESIA also sets out measures through all project phases to avoid, minimise, mitigate, and manage potential adverse impacts to acceptable levels established by Mongolian regulatory requirements and good international industry practice, as defined by the requirements of the Equator Principles, and the standards and policies of the International Finance Corporation (“IFC”), European Bank for Reconstruction and Development (“EBRD”), and other financing institutions.

In addition to the project elements identified above, certain other activities and facilities are expected to be developed over time, either as part of or in support of the project, that do not constitute part of the project for the purposes of the ESIA. These include project expansion to support an increase in plant feed throughput from 100,000 t/d to 160,000 t/d and the long-term power supply. While the impacts of these project elements, and their mitigation and management, are not directly addressed in the ESIA they are considered in the cumulative impact assessment of the ESIA.

OTLLC has posted environmental bonds to the Mongolian Ministry of Environment, Green Development and Tourism (“MEGDT”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site.

OTLLC has implemented and audited an environmental management system (“EMS”) that conforms to the requirements of ISO 14001:2004.

The management plans developed for the Oyu Tolgoi project address the management of health, safety, environment, and social aspects associated with the project. The management plans form part of the mine’s Integrated Health, Safety, Environment and Community Management System (“HSECMS”). The HSECMS has been audited and is certified to ISO 14001 and OHSAS 18001.

Tailings Storage Facility

The existing TSF is located 2 km east of the Oyut open pit, about 5 km southeast of the process plant, and within the Oyu Tolgoi mining licence. Conventional thickened tailings are currently deposited.

For the first 18 years of production, the TSF will consist of two cells, each approximately 4 km2 in size, to store a total of 670 Mt of tailings. The facility will be constructed in two stages, starting with Cell 1 and then continuing with Cell 2. Conventional thickened tailings are currently deposited in Cell 1.

The TSF receives thickened (60% to 64% solids density) tailings from the tailings thickeners at the Oyu Tolgoi concentrator. A floating barge pump station returns all supernatant reclaim water to the main process water pond at the concentrator for reuse. The TSF embankment is raised each year using a downstream methodology to ensure that sufficient storage capacity for ongoing tailings deposition, with flood storage and freeboard, is retained at all times.

Water Management

The Gunii Hooloi basin extends 35 km to 70 km north of the Oyu Tolgoi site, and is the source of raw water for the mining operations. Water demand for the Oyu Tolgoi facilities has been calculated at between 588 litres per second (“L/s”) and 785 L/s, with an average yearly demand of 696 L/s, to meet a production rate of 100,000 t/d. The Gunii Hooloi aquifer can meet the mine water requirements. Updated hydrogeological modelling, completed in 2013, demonstrates that the Gunii Hooloi aquifer is capable of providing 1,475 L/s.

Water management and conservation were given the highest priority in all aspects of the Oyu Tolgoi project design. The current water budget is based on the use of 550 L/s and operating performance of the concentrator suggests this is a reasonable estimate. The water consumption compares favourably with other large operations in similar arid conditions.

Due to its proximity to the Oyut open pit, the Undai River has been diverted. The river diversion system consists of three components: a dam, diversion channel, and subsurface diversion

Closure and Reclamation Planning

Current closure planning is based on a combination of progressive rehabilitation and closure planning. The Oyu Tolgoi Mine Closure Plan for OTLLC was completed in June 2012, updated in 2014, and is based on the design status at that time.

Permitting Considerations

The Minerals Law of Mongolia (2006) and Mongolian Land Law (2002) govern exploration, mining, and land use rights for the Oyu Tolgoi project. Water rights are governed by the Mongolian Water Law and the Minerals Law. OTLLC has studied and continues to study the permitting and approval requirements for the development of the Oyu Tolgoi project including the Entrée/Oyu Tolgoi JV Property, and maintains a permit and licencing register. OTLLC personnel, working with the Mongolian authorities, have developed descriptions of the permitting processes and procedures for the Oyu Tolgoi project, including the underground development of the Entrée/Oyu Tolgoi JV Property. OTLLC has stated that permits have been obtained for underground mining.

Social Considerations

A social analysis was completed through the commissioning of a Socio-Economic Baseline Study and the preparation of a Social Impact Assessment (“SIA”) for the Oyu Tolgoi project. The cumulative impact assessment examined geographical areas, communities, and regional stakeholders that could be subject to cumulative impacts from further developments at Oyu Tolgoi together with other existing or planned projects, trends, and developments within the South Gobi region.

Community and social management plans, procedures and strategies have been developed. The surrounding community (predominantly herders) and local government are kept fully informed about mine developments and provide input and review of implementation of plans, procedures and strategies that directly affect them.

Markets and Contracts

Commodity pricing is based on pricing from the Turquoise Hill’s October 2016 Technical Report titled “2016 Oyu Tolgoi Technical Report”, which uses the OTFS16 as a basis, and which in turn is based on reviews of long-term consensus estimates reported in public reports.

OTLLC has developed a marketing strategy for the Oyu Tolgoi project, including their portion of the mineralization within the Entrée/Oyu Tolgoi JV Property.

Under the terms of the Entrée/Oyu Tolgoi JVA (Article 12), Entrée retains the right to take the product in kind. For the purposes of the 2018 Technical Report, it has been assumed that Entrée takes control of its portion of the bagged concentrate and that the sales of concentrate will use the same approximate smelter terms, transport and other marketing costs as for the OTLLC concentrate.

Wood did not review contracts, pricing studies, or smelter terms developed by OTLLC or its third-party consultants as these were considered by OTLLC to be confidential to OTLLC. Instead, Wood relied on summary pricing and smelting information provided by OTLLC within the OTFS16 and OTLLC’s BDT31. Based on the review of this summary information, the OTLLC smelter terms are similar to smelter terms that Wood is familiar with, and the metal pricing is in line with Wood’s assessment of industry-consensus long-term pricing estimates.

Capital Cost Estimates

Phase 2 capital cost and sustaining cost estimates were prepared as separate and independent estimates. The overall Phase 2 capital cost and sustaining cost estimates are from the Phase 2 estimates in the OTFS16.

The capital cost estimate represents the overall development for the Hugo North/Hugo North Extension Lift 1 underground mine, supporting shafts, the concentrator conversion project, and the infrastructure expansion project. The capital estimate also includes the costs associated with the engineering, procurement and construction management (“EPCM”) and owner’s project costs. Costs include value-added tax (“VAT”) and duties. The overall estimated capital cost to design, procure, construct, and commission the complete expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion, is $5.093 billion. Table 6 provides a summary of the overall capital cost estimate.

Sustaining capital costs were estimated for Hugo North/Hugo North Extension Lift 1 in the OTFS16 for tailings, processing and underground mining, and infrastructure/other. Table 7 provides the overall sustaining capital cost estimate for each area on a dollar-per-tonne processed basis.

Wood reviewed the OTFS16 overall capital and sustaining capital cost estimates, and then apportioned the estimates between the Oyu Tolgoi mining licence and the Entrée/Oyu Tolgoi JV Property and derived Entrée’s 20% attributable portion based on the Entrée/Oyu Tolgoi JVA. The resulting attributable portions of the capital cost/sustaining capital cost estimates are discussed below in “Material Mineral Property – Entrée Oyu/Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case”.

Table 6 – Overall Capital Cost Estimate Summary

$ Millions	Total	2016	2017	2018	2019	2020	2021	2022

Concentrator expansion	145	—	—	—	29.2	62.6	53.0	—

Mine Shaft #2	194	31.7	85.5	46.9	30.2	—	—	—

Mine Shaft #3	209	—	9.7	46.3	69.8	66.8	16.8	—

Mine Shaft #4	246	—	6.0	75.5	66.6	80.3	17.1	—

Mine Shaft #5	63	11.4	28.2	23.2	—	—	—	—

Hugo North/Hugo North Extension Lift #1 U/G construction	1,730	159.0	358.1	428.0	440.9	224.3	97.3	22.2

Infrastructure and CHP	404	50.1	93.5	76.8	70.1	78.6	33.8	1.5

Misc Indirects	902	44.1	159.6	191.0	224.3	171.5	84.7	26.6

Detailed engineering	79	28.0	22.9	21.5	1.9	2.5	1.3	0.6

PMC / EPCM	295	35.1	57.4	62.8	58.7	45.9	28.4	6.5

Owners PM	501	71.9	53.1	98.9	88.5	98.7	54.6	34.9

Total expansion capital cost (excluding VAT and duty and cont.)	4,767	431.3	874.0	1,070.9	1,080.3	831.2	387.1	92.4

VAT and duties	326	27.2	70.2	71.5	60.1	64.2	29.1	3.5

Expansion capital costs total expansion capital cost (including VAT and Duty and Cont.)	5,093	458.5	944.2	1,142.4	1,140.4	895.3	416.2	95.8

Notes:

1.	The overall capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

2.	Capital costs include only direct project costs and exclude interest expense, capitalized interest, debt repayments, tax pre-payments and forex adjustments.

3.	The OTFS16 total capital cost above includes capital costs for the year 2016.

4.

Misc = miscellaneous, UG = underground, CHP = central heating plant, PMC = project management and construction, EPCM = engineering, procurement and construction management, EPMC = engineering project management and construction, PM = project management, VAT = value-added tax, cont. = contingency.

Table 7 – Overall Sustaining Capital Cost Estimate

Description	Unit	Value

Tailings storage facility construction	$/t processed	0.91
Concentrator	$/t processed	0.12
Underground mining	$/t processed	6.69
Infrastructure	$/t processed	0.18
Total	$/t processed	7.90

Note:

1.	The overall sustaining capital cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Operating Cost Estimates

The overall operating costs are based on a mine plan that consists of both the Oyut open pit material and Hugo North/Hugo North Extension Lift 1 underground ore in the OTFS16. The Oyut open pit supplies the initial source of ore to the mill at a nominal capacity of 100 kt/d.

Once production from underground commences, the open pit feed to the mill is continually displaced by the higher-grade ore from Hugo North/Hugo North Extension Lift 1. Production of ore from Hugo North/Hugo North Extension Lift 1 ramps up from 2020 until 2027 when it reaches a steady-state production level.

Feed from the underground mine is planned to commence from 2020 and then ramp up to the full underground design tonnage of 95 kt/d. The mill operating rate at that time will be a nominal 110 kt/d, due to the softer and higher processing throughput rate of the Hugo North/Hugo North Extension Lift 1 ore.

Operating costs for the concentrator and infrastructure represent a combined open pit and underground mining operation post-2015, assuming the Phase 2 underground operation is undertaken in conjunction with open pit mining.

The overall operating cost estimates includes all expenses to operate and maintain the Oyu Tolgoi plant plus the sustaining capital required to keep the plant running at its design capacity. Escalation is excluded from the operating costs per Rio Tinto guidelines. No cost of financing is included. No royalties or joint venture fees are included. Power has been treated as a purchased utility from a third-party provider.

Table 8 provides a summary of the overall operating cost estimate. The operating costs for the Entrée/Oyu Tolgoi JV Property, and Entrée’s 20% attributable portion of the operating cost estimate, is discussed below in “Material Mineral Property – Entrée Oyu/Tolgoi JV Project, Mongolia – Economic Analysis – 2018 Reserve Case”.

Table 8 – Overall Phase 2 Operating Cost Estimate Summary

Description	Unit	Value

Mining	$/t processed	6.19
Processing	$/t processed	8.41
Infrastructure	$/t processed	2.04
Total	$/t processed	16.64

Note:

1.	The overall operating cost estimate presented is for Hugo North/Hugo North Extension Lift 1.

Economic Analysis – 2018 Reserve Case

The results of the economic analyses discussed below and in “Material Mineral Property – Entrée Oyu/Tolgoi JV Project, Mongolia – Preliminary Economic Analysis – Economic Analysis – 2018 PEA” constitute forward-looking statements that are based on Entrée’s expectations about future events as at the date that such statements were prepared. The statements are not a guarantee of Entrée’s future performance, and they are based on numerous assumptions and are subject to numerous risks and uncertainties which are more fully described under the “Forward Looking Statement” and “Risk Factors” sections in this AIF. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

The cash flows are based on data provided by OTLLC, including mining schedules and annual capital and operating cost estimates, as well as Entrée’s interpretation of the commercial terms applicable to the Entrée/Oyu Tolgoi JV, and certain assumptions regarding taxes and royalties. The cash flows have not been reviewed or endorsed by OTLLC. There can be no assurance that OTLLC or its shareholders will not interpret certain terms or conditions or attempt to renegotiate some or all of the material terms governing the joint venture relationship, in a manner which could have an adverse effect on Entrée’s future cash flow and financial condition.

The cash flows also assume that Entrée will ultimately have the benefit of the standard royalty rate of 5% of sales value, payable by OTLLC under the Oyu Tolgoi Investment Agreement. Unless and until Entrée finalizes agreements with the Government of Mongolia or other Oyu Tolgoi stakeholders, there can be no assurance that the Entrée/Oyu Tolgoi JV will not be subject to additional taxes and royalties, such as the surtax royalty which came into effect in Mongolia on January 1, 2011, which could have an adverse effect on Entrée’s future cash flow and financial condition. In the course of finalizing such agreements, Entrée may have to make certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, Entrée’s direct or indirect participating interest in the Entrée/Oyu Tolgoi JV or the application of a special royalty (not to exceed 5%) to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization or otherwise.

Wood apportioned the overall capital and sustaining capital costs for Phase 2 of the Oyu Tolgoi project according to Entrée’s interpretation of the terms of the Entrée/Oyu Tolgoi JVA for use in the economic assessment. This interpretation includes:

●	OTLLC is responsible for 80% of all capital expenditures incurred on the Entrée/Oyu Tolgoi JV Property for the benefit of the Entrée/Oyu Tolgoi JV and Entrée is responsible for the remaining 20%.

●

Any mill, smelter and other processing facilities and related infrastructure will be owned exclusively by OTLLC and not by Entrée. Mill feed from the Entrée/Oyu Tolgoi JV Property will be transported to the concentrator and processed at cost (using industry standards for calculation of cost including an amortization of capital costs).

●

Underground infrastructure on the Oyu Tolgoi mining licence is also owned exclusively by OTLLC, although the Entrée/Oyu Tolgoi JV will eventually share usage once underground development crosses onto the Entrée/Oyu Tolgoi JV Property.

●

Entrée recognizes those capital costs incurred by OTLLC on the Oyu Tolgoi mining licence (facilities and underground infrastructure) as an amortization charge for capital costs that will be calculated in accordance with Canadian generally accepted accounting principles determined yearly based on the estimated tonnes of concentrate produced for Entrée’s account during that year relative to the estimated total life-of-mine concentrate to be produced (for processing facilities and related infrastructure), or the estimated total life-of-mine tonnes to be milled from the relevant deposit(s) (in the case of underground infrastructure). The charge is made to Entrée’s operating account when the Entrée/Oyu Tolgoi JV mine production is actually milled.

●	For direct capital cost expenditures on the Entrée/Oyu Tolgoi JV Property, Entrée will recognize its proportionate share of costs at the time of actual expenditure.

●

Entrée has elected to have OTLLC debt finance Entrée’s share of costs for approved programs and budgets, with interest accruing at OTLLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from the sale of Entrée’s share of products. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of Entrée/Oyu Tolgoi JV activities for the month that are operating costs under Canadian generally-accepted accounting principles.

The Entrée/Oyu Tolgoi JV Property total capital and sustaining capital cost is estimated at $261.7 million. The total amortized capital cost is estimated at $395.7 million.

Entrée’s 20% attributable portion of the Hugo North Extension Lift 1 development/sustaining and amortized capital cost is $52.3 million and $79.1 million respectively.

The Entrée/Oyu Tolgoi JV Property total operating costs average $37.08/t processed, and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee.

Entrée’s 20% attributable portion of the operating costs for Hugo North Extension Lift 1 on a per tonne milled basis averages $37.08 over the LOM.

Based on the above inputs, Wood completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analyses. The economic analysis was prepared using the following long-term metal price estimates: copper at $3.00/lb; gold at $1,300.00/oz and silver at $19.00/oz.

Entrée’s 20% attributable portion of pre-tax cash flow is $382 million and after-tax cash flow is $286 million. Entrée’s 20% attributable portion of after-tax cash flow using a discount rate of 8% (“NPV@8%”) is $111 million. A summary of the financial results is shown in Table 9. Internal rate of return (“IRR”) and payback are not presented, because, with 100% financing, neither is applicable.

Mine site cash costs, total cash costs (C1), and all-in sustaining costs are shown in Table 10 for Entrée’s 20% attributable portion. Cash costs are those costs relating to the direct operating costs of the mine site including:

●	On site operating costs (direct mining, processing, and tailings).

●	Capital carrying costs (amortization charge).

●	Administrative fees.

●	Refining, smelting, and transportation costs.

Total cash costs (C1 costs) are the cash costs less by product credits for gold and silver. All-in sustaining costs after credits are the total cash costs plus mineral royalties, reclamation accrual costs, and sustaining capital charges.

Table 9 – Summary Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Value

LOM processed material (Entrée/Oyu Tolgoi JV Property)

Probable mineral reserve feed		34.8 Mt grading 1.59% Cu, 0.55 g/t Au, 3.72 g/t Ag (1.93% CuEq)

Copper recovered	Mlb	1,115

Gold recovered	koz	514

Silver recovered	koz	3,651

Entrée’s 20% attributable portion financial results

LOM cash flow, pre-tax	$M	382

NPV@5%, after-tax	$M	157

NPV@8%, after-tax	$M	111

NPV@10%, after-tax	$M	89

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.

2.

The mineral reserves within Hugo North Extension Lift 1 are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Figures have been rounded.

Table 10 – Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average

Mine site cash cost	$/lb payable copper	0.95
TC/RC, royalties and transport	$/lb payable copper	0.29
Total cash costs before credits	$/lb payable copper	1.25
Gold credits	$/lb payable copper	0.62
Silver credits	$/lb payable copper	0.06
Total cash costs after credits	$/lb payable copper	0.56
Total all-in sustaining costs after credits	$/lb payable copper	1.03

Note: TC/RC = treatment and refining charges.

Sensitivity Analysis – 2018 Reserve Case

Entrée’s 20% attributable portion was evaluated for sensitivity to variations in capital costs, operating costs, copper grade, and copper price. Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs.

Figure 4 is an after-tax NPV sensitivity graph for Entrée’s 20% attributable portion. The copper grade sensitivity mirrors the copper price and plots on the same line.

Figure 4 – After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Wood, 2018.

Preliminary Economic Assessment

Introduction

The PEA that follows is an alternative development option done at the conceptual level based on mineral resources, which assesses the inclusion of Hugo North Extension Lift 2 and the portion of the Heruga deposit within the Javhlant mining licence into an overall mine plan with Hugo North Extension Lift 1.

The mine plan is partly based on Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA based on these mineral resources will be realized.

The sections “Material Mineral Property – Entrée Oyu/Tolgoi JV Project, Mongolia – Introduction” through to “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Mineral Resource Statement” and “Material Mineral Property – Entrée/Oyu Tolgoi Project, Mongolia – Recommendations also apply to the 2018 PEA. Years presented in the 2018 PEA are for illustrative purposes only.

Mineral Resource Subset within the 2018 PEA Mine Plan

The 2018 PEA is based on the subset of mineral resources in Table 11. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Table 11 – Subset of Mineral Resources within the 2018 PEA Mine Plan

Classification by Deposit	NSR ($/t)	Tonnage (kt)	Grades CuEq (%)	Cu (%)	Au (g/t)	Ag (g/t)	Mo (ppm)

Hugo North Extension, Lift 1
Indicated	100.57	34,800	1.93	1.59	0.55	3.72	—
Hugo North Extension, Lift 2
Indicated	83.80	78,400	1.64	1.34	0.48	3.59	—
Inferred	83.80	88,400	1.64	1.34	0.48	3.59	—
Heruga – Javhlant ML
Inferred	32.19	619,718	0.71	0.42	0.43	1.53	124

Note: The tabulation was derived by Wood at a conceptual level from data supplied by OTLLC. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mine Plan

For planning purposes, the OTFS16 assumes that the overall underground production is capped at approximately 33 Mt/a for the foreseeable mine life, and that this cap is based on the mill capacity; this capping assumption is used in the 2018 PEA.

Since the subset of the mineral resources within the Entrée/Oyu Tolgoi JV Property is planned to be mined as part of an overall strategy for the mineralization within the Oyu Tolgoi mining licence combined with that in the Entrée/Oyu Tolgoi JV Property, there are gaps in the planned production periods. Figure 5 shows the production forecast for the subset of the mineral resources within the 2018 PEA mine plan.

The subset of the mineral resource in the mine plan is separated into three mining areas within the Entrée/Oyu Tolgoi JV Property: Hugo North Extension Lift 1, Hugo North Extension Lift 2, and the portion of the Heruga deposit within the Javhlant mining licence. The current level of knowledge regarding these areas suggests that panel cave mining is appropriate for all three areas.

Mineralized material delivery from Hugo North Extension Lift 1 is anticipated to begin in 2021, when development commences within this area. Production from the cave is expected in 2026 when the first drawbelling occurs. Production is projected to occur for nine years (2026 to 2034) with a peak production (8.3 Mt/a) occurring in 2031.

The Hugo North mine planning and optimization indicated that the ideal elevation for the second lift (Lift 2) is approximately 400 m below Lift 1. The mine plan assumes that 723 drawpoints will be constructed between 2035 and 2046 in the Hugo North Extension Lift 2 area.

Figure 5 – 2018 PEA Production Forecast for the Subset of Mineral Resources within the 2018 PEA Mine Plan

Note: Figure prepared by Wood, 2017. Abbreviations: HN1-EJV = Hugo North Extension Lift 1 within the Entrée/Oyu Tolgoi JV Property; HN2-EJV = Hugo North Extension Lift 2 within the Entrée/Oyu Tolgoi JV Property; Heruga-EJV = Heruga within the Entrée/Oyu Tolgoi JV Property.

Initial mill feed delivery from Hugo North Extension Lift 2 is assumed to begin in 2028 when development commences in the Hugo North Extension Lift 2 area. Production from Hugo North Extension Lift 2 is anticipated to begin in 2035 with the completion of the first drawpoints. The peak production from Hugo North Extension Lift 2 is expected to be approximately 41,500 t/d in 2046, and the average production rate (2028–2053) is planned at about 17,800 t/d. Access to the Lift 2 mining horizon will be by extension of the Lift 1 facilities, including extending the conveyor decline system for mineralized material and waste haulage, and providing a service decline for personnel, equipment and material. The main ventilation shafts would be extended down to the Lift 2 horizon. Given the overall similarities to Lift 1, the overall layout and support facilities will be, likewise, similar to Lift 1.

A 2014 study separated Heruga into a north and south zone for mine planning purposes, and assumed that these would be at separate elevations (-20 metres above sea level (“masl”) and -350 masl respectively). The 2018 Technical Report considers a total of 2,606 drawpoints to be included for both caves; of these 2,265 would be within the Entrée/Oyu Tolgoi JV Property, while the remainder would be within the Oyu Tolgoi mining licence.

Mineralized material will be removed by means of a conveyor to surface. Four shafts will be needed to accommodate the ventilation requirements and access for personnel, material and equipment into/out of the mine. The production rate from Heruga is considered to be the same as the Hugo North/Hugo North Extension complex (~95,000 t/d) to meet the capacity of the mill. Hence, the overall scale of the underground and surface infrastructure will be similar to that associated with Hugo North/Hugo North Extension. In the 2018 PEA mine plan, development in mill feed material would begin from the southern Heruga zone in 2065. The first drawbell would be fired in 2069, and the mine would achieve rated capacity in 2083.

Production from the Entrée/Oyu Tolgoi JV Property would cease in 2097. Average production from the Entrée/Oyu Tolgoi JV Property between 2069 and 2097 (inclusive) would be approximately 59,200 t/d.

All three mines in the 2018 PEA case are anticipated to use a similar equipment fleet based on the requirements of the common block cave technique. The following equipment will be required: mucking (LHDs); haulage (road trains and articulated haul trucks); drilling (jumbos, production drills and bolting equipment); raise bore and boxhole; utilities and underground support (flatbeds, boom trucks, fuel and lube trucks, explosive carriers, shotcrete transmixers and sprayers, etc.); surface support; and light vehicles.

Major fixed equipment will include: material handling (crushing and conveying); fans and ventilation equipment; pumping and water handling equipment; power distribution equipment; data and communications equipment; and maintenance equipment (fixed shop furnishing).

Recovery Methods

The 2018 PEA assumes that no changes will be required to the process plant from those contemplated in the Phase 2 concentrator development program (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Recovery Methods”), and that the same mill throughput will be maintained.

Project Infrastructure

The majority of the primary infrastructure and facilities required for the Oyu Tolgoi project were completed during Phase 1. The 2018 PEA assumes that the infrastructure in place for Hugo North/Hugo North Extension Lift 1 will be available for Hugo North/Hugo North Extension Lift 2, and that a similar design will be employed for the underground mining operation. For the purposes of the 2018 PEA mine plan, it was assumed that Heruga will be a completely new mine that does not take account of pre-existing mine and support infrastructure associated with the Hugo North/Hugo North Extension Lift 1 and Lift 2 mines.

Key additional infrastructure assumptions that would be needed to support the 2018 PEA mine plan in addition to that contemplated in Phase 2 include:

●	Access roads (Heruga).

●	Electrical substation and power distribution line (Heruga).

●	Construction of conveyor decline and shafts (Heruga).

●	Construction of permanent underground facilities including crushing and materials handling, workshops, services, and related infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Modifications to the electrical shaft farm substation, and upgrades to some of the distribution systems (Hugo North Extension Lift 2 and Heruga).

●	Expanded logistical and accommodations infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Underground maintenance and fuel storage facilities (Hugo North Extension Lift 2 and Heruga).

●	Expanded water supply and distribution infrastructure (Hugo North Extension Lift 2 and Heruga).

●	Expanded TSF capacity (Hugo North Extension Lift 2 and Heruga).

Market Studies and Contracts

For the purposes of the 2018 PEA, it was assumed that the marketing provisions and contracts entered into for Hugo North Extension Lift 1 production would be maintained (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Markets and Contracts”).

Commodity pricing for the 2018 PEA estimate is based on pricing from Turquoise Hill’s 2016 Oyu Tolgoi Technical Report, which uses the OTFS16 as a basis, and incorporates a long-term industry-consensus estimate derived from public reports.

The smelter terms used were from the OTFS16 as reported in Turquoise Hill’s 2016 Oyu Tolgoi Technical Report and OTLLC’s BDT31.

Environmental, Permitting and Social Considerations

Information relating to environmental studies, permitting, and social or community impact remain the same for the 2018 PEA as discussed for Hugo North Extension Lift 1 (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Environmental, Permitting and Social Considerations” above).

Tailings Considerations

The 2018 PEA assumes that additional tailings cells that have a similar design and capacity to the operating Cell 1 would be used for deposition of conventional thickened tailings:

●	Future cells to support the 2018 PEA case are assumed to use similar embankment configurations as in the current TSF design.

●	The same concepts for tailings deposition and reclaim water return will continue to be used.

●	Improvements to water reclaim mechanisms to recycle as much water as practicable will continue.

These additional cells would have the capacity to contain the life-of-mine tailings under the 2018 PEA assumptions. However, the cost of constructing additional cells may increase as the haul distances for mine waste and other embankment materials increase.

Closure Considerations

No closure considerations were evaluated as part of the 2018 PEA plan, due to the long timeframe envisaged before closure would be needed. It was anticipated that the closure planning would be similar to that proposed for the 2014 OTLLC closure plan.

Capital Costs

The OTFS16 initial capital cost estimate to develop Hugo North/Hugo North Extension Lift 1 and design, procure, construct, and commission the complete Phase 2 expansion, inclusive of an underground block cave mine, supporting shafts, concentrator conversion, and supporting infrastructure expansion is $5.093 billion (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates”). The additional capital to develop Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit is estimated at $1.801 billion and $2.541 billion respectively. Table 12 provides a summary of the overall capital cost projections for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Overall sustaining capital costs are based on extrapolations from the OTFS16 costs (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Capital Cost Estimates”) with adjustments made for:

●	Tailings management facility costs that were increased to account for longer hauling distances; and a higher contingency due to lack of designs.

●	Hugo North/Hugo North Extension Lift 2 and Heruga development costs that were increased by approximately 8% and 10% respectively compared to Hugo North/Hugo North Extension Lift 1 only.

Table 13 provides an overview of the overall sustaining capital cost estimate for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Wood apportioned the capital cost and sustaining capital cost estimates to the Entrée/Oyu Tolgoi JV Property and to Entrée’s 20% attributable portion based on Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (see “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis”). Entrée’s 20% attributable portion of the capital cost and sustaining capital cost estimates is discussed in “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Assessment – Economic Analysis”.

Table 12 – Overall Capital Costs

Area	Units	Value

Hugo North/Hugo North Extension Lift 1 and concentrator expansion		$5,093
Hugo North/Hugo North Extension Lift 2		$1,801
Heruga		$2,541
Total capital cost (including VAT and duty and contingency)		$9,434

Note:

1.	The overall capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Table 13 – Overall Sustaining Capital Costs

Description	Unit	Value

Tailings storage facility construction	$/t processed	1.09
Concentrator	$/t processed	0.10
Underground mining	$/t processed	7.40
Infrastructure	$/t processed	0.18
Total	$/t processed	8.76

Note:

1.	The overall sustaining capital cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Operating Costs

Table 14 provides a breakdown of the projected operating costs for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Anticipated operating costs on a per tonne milled basis averages $17.07. Entrée’s 20% attributable portion of the operating cost estimate is discussed in “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Preliminary Economic Assessment – Economic Analysis”.

Table 14 – Overall Operating Costs

Description	Unit	Value

Mining	$/t processed	5.67
Processing	$/t processed	9.37
Infrastructure	$/t processed	2.04
Total	$/t processed	17.07

Note:

1.	The overall operating cost presented is for Hugo North/Hugo North Extension Lift 1, Hugo North/Hugo North Extension Lift 2 and the entire Heruga deposit.

Economic Analysis – 2018 PEA

This section provides the results of the 2018 PEA. See “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis” above regarding cautionary statements, which also applies to this section.

The PEA mine plan is partly based on Inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the 2018 PEA based on these mineral resources will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The PEA that follows is an alternative development option done at the conceptual level based on mineral resources, which assesses the inclusion of Hugo North Extension Lift 2 and the portion of the Heruga deposit within the Entrée/Oyu Tolgoi JV Property into an overall mine plan with Hugo North Extension Lift 1.

Wood apportioned the capital and sustaining capital costs according to Entrée’s interpretation of the Entrée/Oyu Tolgoi JVA (summarized in “Material Mineral Property – Entrée/Oyu Tolgoi JV Project, Mongolia – Economic Analysis” above) for use in the 2018 PEA. The Entrée/Oyu Tolgoi JV Property total capital and sustaining capital cost for the 2018 PEA is estimated at $8,637.3 million. The total amortized capital cost is estimated at $1,846.7 million. Entrée’s 20% attributable portion of the development/sustaining and amortized capital cost is $1,727.4 million and $369.3 million respectively.

The Entrée/Oyu Tolgoi JV Property operating costs used in the 2018 PEA average $23.35/t processed and are inclusive of the amortized capital, refining and smelting charges, and a 2% administrative fee. Entrée’s 20% attributable portion of the operating costs on a per tonne milled basis averages $23.35 over the LOM.

Based on the above inputs, Wood completed an economic analysis for Entrée’s 20% attributable portion of the Entrée/Oyu Tolgoi JV Property using both pre-tax and after-tax discounted cash flow analysis. The economic analysis has been prepared using the following long-term metal price estimates: copper at $3.00/lb; gold at $1,300.00/oz and silver at $19.00/oz.

Entrée’s 20% attributable portion of pre-tax cash flow is $2,078 million and after-tax cash flow is $1,522 million. Entrée’s 20% attributable portion of after-tax cash flow using NPV@8% is $278 million. A summary of the production and financial results for Entrée’s 20% attributable portion are shown in Table 15. Mine site cash costs, C1 cash costs, and all-in sustaining costs for Entrée’s 20% attributable portion are shown in Table 16. IRR and payback are not presented because with 100% financing, neither is applicable.

The NPV@8% pre-tax and after-tax sensitivity to Heruga for Entrée’s 20% attributable portion is relatively small, since Heruga’s NPV@8% pre-tax and after-tax is approximately $1.8 million and $1.5 million respectively.

Table 15 – 2018 PEA Production and Financial Results for Entrée’s 20% Attributable Portion (basecase is bolded)

	Units	Item

LOM processed material (Entrée/Oyu Tolgoi JV Property)
Subset of Indicated mineral resources in the 2018 PEA mine plan		113 Mt grading 1.42% Cu, 0.50 g/t Au, 3.63 g/t Ag (1.73% CuEq)
Subset of Inferred mineral resources in the 2018 PEA mine plan		708 Mt grading 0.53% Cu, 0.44 g/t Au, 1.79 g/t Ag (0.82 % CuEq)
Copper recovered	Mlb	10,497
Gold recovered	koz	9,367
Silver recovered	koz	45,378
Entrée’s attributable portion financial results
LOM cash flow, pre-tax	$M	2,078
NPV@5%, after-tax	$M	512
NPV@8%, after-tax	$M	278
NPV@10%, after-tax	$M	192

Notes:

1.	Long-term metal prices used in the NPV economic analyses are: copper $3.00/lb, gold $1,300.00/oz and silver $19.00/oz.

2.

The Mineral resources are reported on a 100% basis. OTLLC has a participating interest of 80%, and Entrée has a participating interest of 20%. Notwithstanding the foregoing, in respect of products extracted from the Entrée/Oyu Tolgoi JV Property pursuant to mining carried out at depths from surface to 560 m below surface, the participating interest of OTLLC is 70% and the participating interest of Entrée is 30%.

3.	Figures have been rounded.

Table 16 – 2018 PEA Mine Cash and All-in Sustaining Costs for Entrée’s 20% Attributable Portion

Description	Unit	LOM Average

Mine site cash cost	$/lb payable copper	1.66
TC/RC, royalties and transport	$/lb payable copper	0.32
Total cash costs before credits	$/lb payable copper	1.97
Gold credits	$/lb payable copper	1.22
Silver credits	$/lb payable copper	0.08
Total cash costs after credits	$/lb payable copper	0.68
Total all-in sustaining costs after credits	$/lb payable copper	1.83

Sensitivity Analysis

Entrée’s 20% attributable portion is most sensitive to changes in copper price and grade and less sensitive to changes in operating and capital costs. Figure 6 shows the after-tax sensitivity results for NPV@8% for Entrée’s 20% attributable portion. The copper grade sensitivity generally mirrors the copper price.

Figure 6 – 2018 PEA After-Tax NPV@8% Sensitivity Analysis for Entrée’s 20% Attributable Portion

Note: Figure prepared by Wood, 2017.

Recommendations

Wood was not given access by OTLLC to information on the portions of the Oyu Tolgoi project that Entrée does not have an ownership interest in, with the exception of:

●	Information on, and site visits to the process plant, TSF, and underground access development.

●	Access to OTLLC operations site personnel to discuss information relevant to Entrée’s joint venture interest in the Entrée/Oyu Tolgoi JV Property.

Wood is therefore not in a position to make meaningful recommendations for further work for areas other than exploration and strategic planning expansion scenarios.

A work program is recommended for the Entrée/Oyu Tolgoi JV Property in the area of the Castle Rock and Southeast IP targets, and is termed the Phase 1 work program. Drilling should be considered for Hugo North Extension Lift 2 (Phase 2 work program). Strategic planning expansion scenario evaluations should also be conducted during the Phase 2 work program. The Phase 2 work program is independent of the Phase 1 work program, and the two work program phases could be conducted concurrently.

In the Phase 1 work program, eight widely-spaced core holes for each of the Castle Rock and Southeast IP targets drilled to depths averaging about 400 m, for a total program of 16 core holes totaling 6,400 m, are recommended to test these targets. The exact locations and depths of the holes should be determined through a detailed review of the existing exploration results, and access considerations. Assuming an all-in drilling cost of $275/m, the proposed program is estimated at $1.75 million.

For the Phase 2 work program, Wood recommends an infill drill campaign be conducted within Lift 2 of the Hugo North Extension deposit with the objective of potentially converting the Inferred mineral resources to higher confidence categories. A drill program could also be conducted to investigate a potential further northern continuation of the mineralized zone. These targets are best tested from underground drill stations. Access to any such suitable underground drill stations will not be available until 2021 at the earliest. Therefore, it is not considered to be currently feasible to provide a meaningful drill layout or budget for such programs.

Turquoise Hill’s 2016 Oyu Tolgoi Technical Report published multiple development options for Oyu Tolgoi including a plant expansion to 50 Mt/a, 100 Mt/a, and 120 Mt/a. Wood recommends that Entrée independently complete strategic planning expansion scenarios as part of the Phase 2 work program in order to understand the impact to value that these scenarios could bring to Entrée. This work could be completed at a cost of approximately $150,000 to $200,000.

NON-MATERIAL PROPERTIES

Entrée has interests in non-material properties in Australia and Peru as follows. For additional information regarding these non-material properties, including Entrée’s ownership interest and obligations, see the Company’s Management’s Discussion and Analysis for the financial year ended December 31, 2019, which is available on SEDAR at www.sedar.com.

●

Blue Rose Joint Venture, Australia. Entrée has a 56.53% interest in the Blue Rose joint venture (“Blue Rose JV”) to explore for minerals other than iron ore on Exploration Licence 6006 (“EL 6006”), with Giralia Resources Pty Ltd, a subsidiary of Atlas Iron Pty Ltd (part of the Hancock Group of Companies), retaining a 43.47% interest. EL 6006, totalling 257 square kilometres, is located in the Olary Region of South Australia, 300 kilometres northeast of Adelaide and 130 kilometres west-southwest of Broken Hill.

The rights to explore for and develop iron ore on EL 6006 are held by Fe Mines Limited (“FML”), a subsidiary of Lodestone Equities Limited (“Lodestone”) pursuant to a prior agreement with the Blue Rose JV partners. On April 18, 2017, the Blue Rose JV partners entered into a Deed of Consent, Sale and Variation (the “Deed”) with Lodestone and FML. In accordance with the Deed, the Blue Rose JV partners transferred title to EL 6006 and assigned their native title agreements to FML and agreed to vary a payment required to be made to the Blue Rose JV partners under the prior agreement. FML paid to the Blue Rose JV partners an aggregate A$100,000 at completion and granted to them (a) the right to receive an additional payment(s) upon completion of an initial or subsequent iron ore resource estimate on EL 6006, to a maximum of A$2 million in aggregate; and (b) a royalty equal to 0.65% of the free on board value of iron ore product extracted and recovered from EL 6006. Under the Deed, an additional A$285,000 must also be paid to the Blue Rose JV partners upon the commencement of Commercial Production (as such term is defined in the Deed).

The Braemar Iron Formation is the host rock to magnetite mineralisation on EL 6006. The Braemar Iron Formation is a meta-sedimentary iron siltstone, which is inherently soft. The mineralization within the Braemar Iron Formation forms a simple dipping tabular body with only minor faulting, folding and intrusives. Grades, thickness, dip, and outcropping geometry remain very consistent over kilometres of strike.

●

Royalty Pass-Through Payments, Cañariaco Project Royalty, Peru. In August 2015, the Company acquired from Candente Copper Corp. (TSX:DNT) (“Candente”) a 0.5% NSR royalty (the “Cañariaco Project Royalty”) on Candente’s 100% owned Cañariaco copper project in Peru for a purchase price of $500,000.

On June 8, 2018, the Company sold the Cañariaco Project Royalty to Anglo Pacific, whereby the Company transferred all the issued and outstanding shares of its subsidiaries that directly or indirectly held the Cañariaco Project Royalty to Anglo Pacific in return for consideration of $1.0 million, payable by the issuance of 478,951 Anglo Pacific common shares. In addition, Entrée retains the right to a portion of any future royalty income received by Anglo Pacific in relation to the Cañariaco Project Royalty as follows:

o	20% of any royalty payment received for any calendar quarter up to and including December 31, 2029;

o	15% of any royalty payment received for any calendar quarter commencing January 1, 2030 up to and including the quarter ending December 31, 2034; and

o	10% of any royalty payment received for any calendar quarter commencing January 1, 2035 up to and including the quarter ending December 31, 2039.

The Cañariaco copper project includes the Cañariaco Norte copper-gold-silver porphyry deposit, as well as the adjacent Cañariaco Sur and Quebrada Verde porphyry prospects, located within the western Cordillera of the Peruvian Andes in the Department of Lambayeque, Northern Peru.

During the three months ended March 31, 2019, the Company disposed of all its investment in Anglo Pacific common shares for net proceeds of $1.0 million.

RISK FACTORS

This AIF contains forward-looking statements, and any assumptions upon which they are based are made in good faith and reflect Entrée’s current judgment regarding the direction of its business. Actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this AIF. Except as required by applicable law, including the securities laws of the United States, Entrée does not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in the Company’s Common Shares involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this AIF in evaluating Entrée and its business before purchasing the Company’s Common Shares. Entrée’s business, operating results and financial condition could be seriously harmed due to any of the following risks. The risks described below are not the only ones facing Entrée. Additional risks not presently known to Entrée may also impair its business operations. You could lose all or part of your investment due to any of these risks.

Legal and Political Risks

Entrée may have to make certain concessions to the Government of Mongolia.

The Minerals Law of Mongolia provides that the State may be an equity participant with any private legal entity, up to a 34% equity interest, in the exploitation of any Strategic Deposit where the quantity and grade of the deposit have been defined by exploration that has not been funded from the State budget. Under Resolution No 57. dated July 16, 2009 of the State Great Khural, the Oyu Tolgoi series of deposits were declared to be Strategic Deposits.

The Ministry of Mining has advised Entrée that it considers the deposits on the Entrée/Oyu Tolgoi JV Property to be part of the Oyu Tolgoi series of deposits. Entrée has been in discussions with stakeholders of the Oyu Tolgoi project, including the Government of Mongolia, OTLLC, Erdenes Oyu Tolgoi LLC, Turquoise Hill and Rio Tinto, since February 2013. The discussions to date have focussed on issues arising from Entrée’s exclusion from the Oyu Tolgoi Investment Agreement, including the fact that the Government of Mongolia does not have a full 34% interest in the Entrée/Oyu Tolgoi JV Property; the fact that the mining licences integral to future underground operations are held by more than one corporate entity; and the fact that Entrée does not benefit from the stability that it would otherwise have if it were a party to the Oyu Tolgoi Investment Agreement. In order to receive the benefits of the Oyu Tolgoi Investment Agreement, the Government of Mongolia may require Entrée to agree to certain concessions, including with respect to the economic benefit of Entrée’s interest in the Entrée/Oyu Tolgoi JV Property, or the royalty rates applicable to Entrée’s share of the Entrée/Oyu Tolgoi JV Property mineralization. No agreements have been finalized.

If the parties fail to reach mutually acceptable agreements in a timely manner, there is a risk that the Government of Mongolia may resort to measures which, whether legitimate or not, could have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price. Such measures could include suspending, revoking, cancelling or withdrawing the Shivee Tolgoi and Javhlant mining licences; attempting to invalidate, confiscate, expropriate or rescind the Entrée/Oyu Tolgoi JV or Entrée’s interest in the Entrée/Oyu Tolgoi JV Property; and filing legal proceedings against Entrée.

Entrée is subject to legal and political risk in Mongolia.

Entrée’s interest in the Entrée/Oyu Tolgoi JV Project is not covered by the Oyu Tolgoi Investment Agreement. Government policy may change to discourage foreign investment, nationalization of the mining industry may occur and other government limitations, restrictions or requirements may be implemented. There can be no assurance that Entrée’s assets will not be subject to nationalization, requisition, expropriation or confiscation, whether legitimate or not, by any authority or body. In addition, there can be no assurance that neighbouring countries’ political and economic policies in relation to Mongolia will not have adverse economic effects on the development of Entrée’s assets, including with respect to ability to access power, transport and sell products and access construction labour, supplies and materials. The political, social and economic environment in Mongolia presents a number of serious risks, including: uncertain legal enforcement; invalidation, confiscation, expropriation or rescission of governmental orders, permits, licences, agreements and property rights; the effects of local political, labour and economic developments, instability and unrest; corruption, requests for improper payments or other corrupt practices; and significant or abrupt changes in the applicable regulatory or legal climate.

There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the full value of Entrée’s original investment or to compensate for the loss of the current value of its assets. Entrée may be affected in varying degrees by, among other things, government regulations with respect to restrictions on foreign ownership, state ownership of Strategic Deposits, royalties, production, price controls, export controls, income and other taxes, expropriation of property, employment, land use, water use, environmental legislation, mine safety and annual fees to maintain mining licences in good standing. The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.

The legal framework in Mongolia is, in many instances, based on recent political reforms or newly enacted legislation, which may not be consistent with long-standing local conventions and customs. There may be ambiguities, inconsistencies and anomalies in the agreements, licences and title documents through which Entrée holds its assets, or the underlying legislation upon which those assets are based, which are atypical of more developed legal systems and which may affect the interpretation and enforcement of Entrée’s rights and obligations. Mongolian institutions and bureaucracies responsible for administering laws may lack a proper understanding of the laws or the experience necessary to apply them in a modern business context. Many laws have been enacted, but in many instances they are neither understood nor enforced and may be applied in an inconsistent, arbitrary and unfair manner, while legal remedies may be uncertain, delayed or unavailable. In addition, Entrée’s licences, permits and assets are often affected in varying degrees, by political instability and governmental regulations and bureaucratic processes, any one or more of which could preclude Entrée from carrying out business activities fairly in Mongolia. Legal redress for such actions, if available, is uncertain and can often involve significant delays. Even Entrée’s best efforts to comply with the laws and regulations may not result in effective compliance in the determination of government representatives, which may have a material adverse impact on the Company and its share price. Accordingly, while the Company believes that it has taken the legal steps necessary to obtain and hold its assets in Mongolia, there can be no guarantee that such steps will be sufficient to preserve those interests.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement, and there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement.

Entrée is not presently a party to the Oyu Tolgoi Investment Agreement. Although OTLLC agreed under the terms of the Earn-In Agreement to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and be entitled to the benefits of the Oyu Tolgoi Investment Agreement or a separate stability agreement on substantially similar terms to the Oyu Tolgoi Investment Agreement, unless and until Entrée finalizes agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that Entrée will be entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, including stability with respect to taxes payable. If Entrée is not entitled to all of the benefits of the Oyu Tolgoi Investment Agreement, it could be subject to the surtax royalty which came into effect in Mongolia on January 1, 2011. The rates of the surtax royalty vary from 1% to 5% for minerals other than copper. For copper, the surtax royalty rates range between 22% and 30% for ore, between 11% and 15% for concentrates, and between 1% and 5% for final products. No surtax royalty is charged on any minerals below a certain threshold market price, which varies depending on the type of minerals. This is in addition to the standard royalty rates of 2.5% for coal sold in Mongolia and commonly occurring minerals sold in Mongolia, and 5% for all other minerals.

Even if Entrée does finalize agreements with the Government of Mongolia and other Oyu Tolgoi stakeholders, there can be no assurance that the present or future Parliament will refrain from enacting legislation that undermines such agreements or the Oyu Tolgoi Investment Agreement or otherwise adversely impacts Entrée’s interest in the Entrée/Oyu Tolgoi JV Property or that the present or a future government will refrain from adopting government policies or seeking to renegotiate the terms of such agreements or the Oyu Tolgoi Investment Agreement in ways that are adverse to Entrée’s interests or that impair OTLLC’s ability to develop and operate the Oyu Tolgoi project on the basis currently contemplated, which may have a material adverse impact on Entrée and the Company’s share price.

Recent and future amendments to Mongolian laws could adversely affect Entrée’s interests.

The Government of Mongolia has put in place a framework and environment for foreign direct investment. However, there are political constituencies within Mongolia that have espoused ideas that would not be regarded by the international mining community as conducive to foreign investment if they were to become law or official government policy.

On November 1, 2013, an Investment Law came into effect in Mongolia. The law was aimed at reviving foreign investment by easing restrictions on investors (including foreign and domestic) in key sectors such as mining and by providing greater certainty on the taxes they must pay and certain guarantees in relation to their investments in Mongolia.

On January 16, 2014, the Mongolian Parliament adopted a new State Minerals Policy. The main focus of the policy is to establish a stable investment environment; improve the quality of mineral exploration, mining and processing; encourage the use of environmentally friendly and modern technology; and strengthen the competitiveness of the Mongolian mining sector on the international market. The State Minerals Policy is also intended to serve as the basis for amendments to the existing Minerals Law and other laws relating to the mining sector.

On February 18, 2015, the Mongolian Parliament adopted the 2015 Amendment, which permits a licence holder to negotiate with the Government of Mongolia with respect to an exchange of the Government’s 34% (50% in cases where exploration has been funded by the State budget) equity interest in a licence holder with a Strategic Deposit for an additional royalty payable to the Government. The amount of the royalty payment would vary depending on the particulars of the Strategic Deposit but cannot exceed 5%. The rate of this royalty payment shall be approved by the Government of Mongolia. The full impact of the 2015 Amendment is not yet known.

On November 10, 2017, the Parliament of Mongolia adopted the 2017 Amendments, which became effective on January 1, 2018, to introduce the concept of an “ultimate holder” of a legal entity for tax purposes for the first time. Under the 2017 Amendments, any change of an ultimate holder of a legal entity that maintains a minerals licence is deemed to be a sale of the minerals licence and is subject to a 30% corporate income tax on the total income earned. The legal entity holding the minerals licence bears the tax obligation, not the person who earns the income from the transaction. In general, taxable income will be assessed based on the value of the minerals licence, pro-rated to the number or percentage of shares transferred from the ultimate holder. On December 25, 2017, the Ministry of Finance passed Decree No. 380 setting out the methodology to determine the value of minerals licences, which was annulled by the below mentioned Decree No. 302 dated December 31, 2019.

On March 22, 2019, the Parliament of Mongolia substantially revised key tax laws including the General Law on Taxation, the Corporate Income Tax Law, the Value Added Tax Law and the Personal Income Tax Law. The new tax rules came into effect on January 1, 2020. Under the Restated Version of the Corporate Income Tax Law, ring-fencing rules were introduced pursuant to which income and expenses that are incurred for different mining licences must be accounted separately for tax purposes. However, the Restated Version provides that a taxpayer may file consolidated statements if the areas covered by the minerals licences held by such taxpayer lie adjacent to one another or the types of products to be mined from minerals licences are the same. As a result, Entrée is allowed to prepare consolidated profit and loss statements for all income and expenses incurred on the Shivee Tolgoi and Javhlant mining licences. In addition, the Restated Version of the Corporate Income Tax Law reduces the withholding tax on a direct or indirect transfer of a minerals licence (in whole or in part) from 30% on a gross basis (as provided for under the 2017 Amendments) to 10% on the basis of the minerals licence value with certain deductions allowed. For an indirect transfer, the taxable income will be calculated from the valuation of the minerals licence in proportion to the percentage of shares or interests or voting rights sold or transferred by the ultimate holder in relation to the shares of the minerals licence holder. The new tax laws require the Cabinet, Ministry of Finance and Mongolian Tax Authority to release a number of implementing guidelines. By its Decree No. 302, the Minister of Finance adopted a guideline on December 31, 2019 which includes the methodology to determine the value of a minerals licence and regulation on imposing taxes, which is currently in effect. The full impact of the tax reform package is not yet known.

On December 5, 2018, the Minister for Mining and Heavy Industry submitted, on behalf of the Government of Mongolia, proposed amendments to the Minerals Law, the Petroleum Law, the Petroleum Product Law and other relevant laws thereto, aimed at regulating the minerals sector in greater detail to eliminate legal duplication and gaps in the related legislation and to resolve discrepancies between national and local governments and minerals licence holders. It is not possible to determine when, if ever, these amendments would be adopted and in what form, or the impact they would have on Entrée’s interests.

On March 22, 2019, the Parliament of Mongolia adopted the Law on Amendments to the Minerals Law of 2006, which provides that a minerals licence holder must notify, and register with, the relevant tax authority any ultimate holder changes in accordance with the procedure provided for in the Restated Version of the General Tax Law. Any failure to do so will result in the termination of the minerals licence by the State body.

On November 14, 2019, the Parliament of Mongolia approved a number of constitutional amendments which will take effect on May 25, 2020. Among other things, the amendments clarify the purpose and principles of the use of natural resources. Natural resources would be defined as the public property of the State rather than the property of the State, which emphasizes that the policies on natural resources should be defined by Parliament, the representatives of the people, for the public interest. The constitutional amendments provide the basis to allocate a major part of social and economic benefits from Strategic Deposits to the people through the National Resources Fund, which is newly incorporated in the Constitution. Given the constitutional amendments, the Minister for Mining and Heavy Industry is expected to propose significant amendments to the Minerals Laws. It is not possible to determine when, if ever, these amendments would be adopted and in what form.

If the Investment Law, State Minerals Policy, 2015 Amendment, 2017 Amendments, Restated Version of the Corporate Income Tax Law or General Tax Law, Decree No. 302, Law on Amendments to the Minerals Law of 2006,

constitutional amendments or proposed amendments aimed at regulating the minerals sector and use of natural resources are implemented or interpreted in a manner that is not favourable to foreign investment or Entrée’s interests; or if new tax laws or amendments to tax laws are adopted that are not favourable to foreign investment or Entrée’s interests, it could have an adverse effect on Entrée’s operations in Mongolia and future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

Entrée may experience difficulties with its joint venture partners; Rio Tinto controls the development of the Oyu Tolgoi project, including the Entrée/Oyu Tolgoi JV Property.

While the Entrée/Oyu Tolgoi JV is operating under the terms of the Entrée/Oyu Tolgoi JVA, which came into effect in 2008, the Entrée/Oyu Tolgoi JVA has not been formally executed by the parties. There can be no assurance that OTLLC or its shareholders will not attempt to renegotiate some or all of the material terms governing the joint venture relationship in a manner which could have an adverse effect on Entrée’s future cash flow, earnings, results of operations and financial condition as well as the Company’s share price.

OTLLC has earned either a 70% or 80% interest in mineralization extracted from the Entrée/Oyu Tolgoi JV Property, depending on the depth at which minerals are extracted, and has effective control of the Entrée/Oyu Tolgoi JV. Rio Tinto, which beneficially owns approximately 17.3% of the Company’s issued and outstanding shares, exerts a significant degree of control over the business and affairs of Turquoise Hill and OTLLC. Pursuant to the various agreements among Turquoise Hill, OTLLC and Rio Tinto, Rio Tinto is responsible for the management of the building and operation of the Oyu Tolgoi project (which includes the Heruga and Hugo North Extension deposits on the Entrée/Oyu Tolgoi JV Property); is responsible for all exploration operations on behalf of OTLLC, including exploration on the Entrée/Oyu Tolgoi JV Property; and prepares all programs and budgets for approval by the OTLLC board. In addition, the Government of Mongolia owns a significant stake in OTLLC. The interests of Rio Tinto, Turquoise Hill, the Government of Mongolia and OTLLC are not necessarily aligned with each other or with the interests of the Company’s other shareholders and there can be no assurance that Rio Tinto, Turquoise Hill, the Government of Mongolia or OTLLC will exercise their rights or act in a manner that is consistent with the best interests of the Company or its other shareholders.

Entrée is and will be subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project, inequality of bargaining power, incompatible strategic and economic objectives and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on Entrée’s ability to realize the full economic benefits of its interest in the property that is the subject of a joint venture, which could affect its results of operations and financial condition as well as the Company’s share price.

Entrée may be subject to risks inherent in legal proceedings.

In the course of its business, Entrée may from time to time become involved in various claims, arbitration and other legal proceedings, with and without merit. The nature and results of any such proceedings cannot be predicted with certainty. Any potential future claims and proceedings are likely to be of a material nature. In addition, such claims, arbitration and other legal proceedings can be lengthy and involve the incurrence of substantial costs and resources by Entrée, and the outcome, and Entrée’s ability to enforce any ruling(s) obtained pursuant to such proceedings, are subject to inherent risk and uncertainty. The initiation, pursuit and outcome of any particular claim, arbitration or legal proceeding could have a material adverse effect on Entrée’s financial position and results of operations, and on Entrée’s business, assets and prospects. In addition, if Entrée is unable to resolve any existing or future potential disputes and proceedings favourably, or obtain enforcement of any favourable ruling, if any, that may be obtained pursuant to such proceedings, it is likely to have a material adverse impact on Entrée’s business, financial condition and results of operations and Entrée’s assets and prospects as well as the Company’s share price.

On February 27, 2013, Entrée received notice from MRAM regarding the Entrée/Oyu Tolgoi JV’s mining licences.

On February 27, 2013, notice was delivered to Entrée by MRAM advising that any transfer, sale or lease of the Shivee Tolgoi and Javhlant mining licences is temporarily restricted. While Entrée was subsequently advised that the temporary transfer restriction on the joint venture mining licences will be lifted, it has not received official notification of the lifting of the restriction. Any future action by the Government of Mongolia to suspend, revoke, withdraw or cancel the Shivee Tolgoi and Javhlant mining licences, whether legitimate or not, would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

The Earn-In Agreement requires OTLLC to enter into the Entrée/Oyu Tolgoi JVA, which bestows upon OTLLC certain powers and duties as manager of the Entrée/Oyu Tolgoi JV, including the duty to cure title defects, the duty to prosecute and defend all litigation or administrative proceedings arising out of operations, and the duty to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including the mining licences. Pursuant to the Assignment Agreement dated March 1, 2005 between the Company, Turquoise Hill and OTLLC, the Company is also entitled to look to Turquoise Hill for the performance of OTLLC’s obligations under the Earn-In Agreement, which is governed by British Columbia law. In addition, the Shivee Tolgoi and Javhlant mining licences are included in the contract area of the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement restricts the grounds upon which the Mongolian State administrative authority in charge of geology and mining may revoke a mining licence covered by the Oyu Tolgoi Investment Agreement. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to resolve disputes through international commercial arbitration procedures. Entrée is not a party to the Oyu Tolgoi Investment Agreement and does not have any direct rights under the Oyu Tolgoi Investment Agreement. In the event that the Government of Mongolia suspends, revokes, withdraws or cancels the Shivee Tolgoi and Javhlant mining licences, there can be no assurance that OTLLC, Turquoise Hill or Rio Tinto will invoke the international arbitration procedures, or that Entrée will be able to enforce the terms of the Earn-In Agreement or the Entrée/Oyu Tolgoi JVA to cause OTLLC or Turquoise Hill to do all acts reasonably necessary to maintain the Entrée/Oyu Tolgoi JV Property assets, including by invoking the international arbitration procedures under the Oyu Tolgoi Investment Agreement. There may also be limitations on OTLLC, Turquoise Hill and Rio Tinto’s ability to enforce the terms of the Oyu Tolgoi Investment Agreement against the Government of Mongolia, which is a sovereign entity, regardless of the outcome of an arbitration proceeding. Without an effective means of enforcing the terms of the Entrée/Oyu Tolgoi JVA, the Earn-In Agreement or the Oyu Tolgoi Investment Agreement, Entrée could be deprived of substantial rights and benefits with little or no recourse for fair and reasonable compensation. This would have an adverse effect on the business, assets and financial condition of Entrée as well as the Company’s share price.

Entrée may be unable to enforce its legal rights in certain circumstances.

In the event of a dispute arising at or in respect of Entrée’s foreign operations, Entrée may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. Entrée may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity. Any adverse or arbitrary decision of a court, arbitrator or other governmental or regulatory body, or Entrée’s inability to enforce its contractual rights, may have a material adverse impact on Entrée’s business, assets, prospects, financial condition and results of operation as well as the Company’s share price.

Entrée’s rights to use and access certain land area could be adversely affected by the application of Mongolia’s Resolution 81, Resolution 140 or Resolution 175.

In June 2010, the Government of Mongolia passed Resolution 140, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas, some of which include or are in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for Khanbogd village development and for infrastructure and plant facilities necessary to implement the development and operation of the Oyu Tolgoi project. A portion of the Shivee Tolgoi licence is included in the land area that is subject to Resolution 140.

In June 2011, the Government of Mongolia passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi project. These state special needs areas are to be used for infrastructure facilities necessary to implement the development and construction of the Oyu Tolgoi project. Portions of the Shivee Tolgoi and Javhlant licences are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the Government that to the extent that a consensual access agreement exists or is entered into between OTLLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary. OTLLC has existing access and surface rights to the Entrée/Oyu Tolgoi JV Property pursuant to the Earn-In Agreement. If Entrée is unable to reach a consensual arrangement with OTLLC with respect to the Shivee West Property, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the Mongolian Government would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Shivee Tolgoi and Javhlant licences may be expropriated, which may make the application of Resolution 140 and Resolution 175 to the Entrée/Oyu Tolgoi JV Property unnecessary, there can be no assurances that the Resolutions will not be applied in a manner that has an adverse impact on Entrée.

In March 2014, the Government of Mongolia passed Resolution 81, the purpose of which is to approve the direction of the railway line heading from Ukhaa Khudag deposit located in the territory of Tsogttsetsii soum, Umnugobi aimag, to the port of Gashuunshukhait and to appoint the Minister of Roads and Transportation to develop a detailed engineering layout of the base structure of the railway. On June 18, 2014, Entrée was advised by MRAM that the base structure overlaps with a portion of the Javhlant licence. By Order No. 123 dated June 18, 2014, the Minister of Mining approved the composition of a working group to resolve matters related to the holders of licences through which the railway passes. The Minister of Mining has not yet responded to a request from Entrée to meet to discuss the proposed railway, and no further correspondence from MRAM or the Minister of Mining has been received. It is not yet clear whether the State has the legal right to take a portion of the Javhlant licence, with or without compensation, in order to implement a national railway project, and if it does, whether it will attempt to exercise that right. While the Oyu Tolgoi Investment Agreement contains provisions restricting the circumstances under which the Javhlant licence may be expropriated, there can be no assurances that Resolution 81 will not be applied in a manner that has an adverse impact on Entrée.

Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Entrée’s business.

Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact the decision of Entrée or one of its partners as to whether to continue to operate in a particular jurisdiction or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Entrée is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Changes in governments, regulations and policies and practices could have an adverse impact on Entrée’s future cash flows, earnings, results of operations and financial condition, which may have a material, adverse impact on Entrée and the Company’s share price.

Entrée’s operations and Oyu Tolgoi underground development may be impacted by global or national health concerns such as the COVID-19 (coronavirus) pandemic.

Entrée is actively assessing and responding where possible to the potential impact of the COVID-19 (coronavirus) pandemic. This includes evaluating the potential impact on Entrée’s operations in Canada and Mongolia and Oyu Tolgoi underground development as well as evaluating governmental actions being taken to curtail the spread of the virus. Global or national health concerns, including the COVID-19 pandemic, could have a material adverse effect on Entrée’s business, results of operations and financial conditions and the Company’s share price by (a) reducing global economic activity, which could have a significant adverse effect on global financial markets and commodity prices; (b) impairing or disrupting the supply chain for Oyu Tolgoi underground development; and (c) affecting the health and mobility of Entrée’s or OTLLC’s workforce, rendering employees unable to work or travel.

Risks Associated With The Development of the Oyu Tolgoi Project

The Entrée/Oyu Tolgoi JV Property forms part of the Oyu Tolgoi project. As a result, certain risk factors associated with the development of the Oyu Tolgoi project are also applicable to Entrée and may adversely affect Entrée, including the following.

Entrée’s joint venture partners may be limited in their ability to enforce the Oyu Tolgoi Investment Agreement and the Mine Plan against Mongolia, a sovereign government.

The Oyu Tolgoi Investment Agreement and the Mine Plan impose numerous obligations and commitments upon the Government of Mongolia that provide clarity and certainty in respect of the development and operation of Oyu Tolgoi, including the Entrée/Oyu Tolgoi JV Property. The Oyu Tolgoi Investment Agreement also includes a dispute resolution clause that requires the parties to the Oyu Tolgoi Investment Agreement to resolve disputes through international commercial arbitration procedures. Nevertheless, if and to the extent the Government of Mongolia does not observe the terms and conditions of the Investment Agreement and the Mine Plan, there may be limitations on the ability of OTLLC, Turquoise Hill and Rio Tinto to enforce the terms of the Investment Agreement and the Mine Plan against the Government of Mongolia, which is a sovereign nation, regardless of the outcome of any arbitration proceeding. If the terms of the Investment Agreement or the Mine Plan cannot be enforced effectively, OTLLC, Turquoise Hill and Rio Tinto could be deprived of substantial rights and benefits arising from their investment in Oyu Tolgoi with little or no recourse against the Government of Mongolia, which by extension may also deprive Entrée of substantial rights and benefits arising from the Entrée/Oyu Tolgoi JVA, with little or no recourse for fair and reasonable compensation. Irrespective of the ultimate outcome of any potential dispute, any requirement for OTLLC, Turquoise Hill or Rio Tinto to engage in discussions or proceedings with the Government of Mongolia, whether or not formal, would result in significant delays, expense and diversion of management attention, including with respect to development of the Entrée/Oyu Tolgoi JV Property, which could have a material adverse impact on Entrée and the Company’s share price.

The actual cost of developing the Oyu Tolgoi project may differ materially from estimates and involve unexpected problems or delays.

OTLLC’s estimates regarding the cost of development and operation of the Oyu Tolgoi project are estimates only. The estimates and the assumptions upon which they are based are subject to a variety of risks and uncertainties and other factors that could cause actual expenditures to differ materially from those estimated. If these estimates prove incorrect, the total capital expenditures required to complete development of the Oyu Tolgoi project underground mine, including Entrée’s share of Entrée/Oyu Tolgoi JV capital expenditures being debt financed by OTLLC, may increase, which may have a material adverse impact on Entrée, its results of operations, financial conditions, and the Company’s share price.

There are a number of uncertainties inherent in the development and construction of any new or existing mine, including the Oyu Tolgoi project underground mine. These uncertainties include: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and cost of skilled labour; ground and rock mass conditions and stability; the impact of fluctuations in commodity prices, process water, power and transportation, including costs of transport for the supply chain for the Oyu Tolgoi project, which requires routing approaches which have not been fully tested; the annual usage costs to the local province for sand, aggregate and water; the availability and cost of appropriate smelting and refining arrangements; and the need to obtain necessary environmental and other government permits, such permits being on reasonable terms, and the timing of those permits. The cost, timing and complexities of mine construction and development are increased by the remote location of the Oyu Tolgoi project.

It is common in new mining operations and in the development, construction or expansion of existing facilities to experience unexpected problems and delays during such activities, which may cause delays in commencement or expansion of mineral production or sustainable production. Any delays could impact disclosed project economics. Accordingly, there is no assurance that the future development, construction or expansion activities will be successfully completed within cost estimates, on schedule or at all and, if completed, there is no assurance that such activities will result in profitable mining operations.

There can be no assurance that OTLLC will be capable of raising the additional funding that it needs to continue the development of the Oyu Tolgoi project, including Hugo North Extension Lifts 1 and 2 and Heruga.

Further development of the Oyu Tolgoi project depends upon OTLLC’s ability to obtain and service the funding requirements of the project. Volatility in capital markets and commodity prices and other macroeconomic factors may adversely affect OTLLC’s ability to secure project financing on reasonable commercial terms.

In addition, OTLLC operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders for further development of the Oyu Tolgoi project.

The Oyu Tolgoi Investment Agreement and Mine Plan include a number of future covenants that may be outside of the control of the investors to perform.

The Oyu Tolgoi Investment Agreement and Mine Plan commit Turquoise Hill and Rio Tinto to perform many obligations in respect of the development and operation of the Oyu Tolgoi project. While performance of many of these obligations is within the effective control of Turquoise Hill and Rio Tinto, the scope of certain obligations may be open to interpretation. Further, the performance of other obligations may require co-operation from third parties or may be dependent upon circumstances that are not necessarily within the control of Turquoise Hill and Rio Tinto. Non-fulfillment of any obligation may result in a default or breach under the Oyu Tolgoi Investment Agreement and the Mine Plan. Such a default or breach could result in a termination of the Oyu Tolgoi Investment Agreement and the Mine Plan, which may have a material adverse impact on Entrée and the Company’s share price.

The Oyu Tolgoi Investment Agreement commits OTLLC to utilize only Mongolian power sources. Although OTLLC entered into the PSFA with the Government of Mongolia in December 2018, there is no certainty that this project will be completed or that the proposed power plant will be sufficient to meet the needs of the Oyu Tolgoi project. Despite the best efforts of OTLLC, Turquoise Hill and Rio Tinto, the ability to meet OTLLC’s obligations under the PSFA or any future agreement committing OTLLC to use Mongolian power sources is not necessarily within their control and non-fulfillment of such requirement may result in a default under the Oyu Tolgoi Investment Agreement.

Risks Associated With the Amended Funding Agreement

In certain circumstances the Company may be required to return a portion of the Deposit to Sandstorm.

The 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property. The Amended Funding Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée’s economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Funding Agreement provides the Company with greater flexibility and optionality in terms of how the Company will refund a corresponding portion of the Deposit, including not requiring Entrée to refund cash. To the extent there is an expropriation of greater than 34%, which is not reversed during the abeyance period provided for in the Amended Funding Agreement with Sandstorm, the Company will be required to return a portion of the Deposit in cash (the amount of the repayment not to exceed the amount of the Unearned Balance).

Certain events outside of Entrée’s control may be an event of default under the Amended Funding Agreement.

If an event of default occurs under the Amended Funding Agreement, the Company may be required to immediately pay to Sandstorm a default fee, which it may not have sufficient funds to cover. Some potential events of default may be outside of Entrée’s control, including a full expropriation of Entrée’s economic interest, contractually or otherwise, in the Entrée/Oyu Tolgoi JV Property which is not reversed during the abeyance period provided for in the Amended Funding Agreement. If an event of default occurs and the Company is required to pay a default fee to Sandstorm, it may have a material adverse impact on Entrée’s business, financial condition, assets and prospects, and on the Company’s share price.

Short term fluctuations in mineral prices may expose the Company to trading losses.

Under the Amended Funding Agreement, the Company agrees to use future cash flows from its mineral property interests to purchase and deliver metal credits to Sandstorm. The Amended Funding Agreement does not require the Company to deliver actual metal production, therefore the Company will have to use revenue it receives from the sale of its share of metal production to purchase the requisite amount of metal credits for delivery to Sandstorm. To the extent metal prices on the day on which the Company’s production is sold are different from metal prices on the day on which the Company purchases metal credits for delivery to Sandstorm, the Company may suffer a gain or loss on the difference.

Risks Associated With Mining

Resource and reserve estimates, including estimates for the Hugo North Extension and Heruga deposits, are estimates only, and are subject to change based on a variety of factors.

The estimates of reserves and resources, including the anticipated tonnages and grades that will be achieved or the indicated level of recovery that will be realized, are estimates only and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques, and large scale continuity and character of the deposits will only be determined once significant additional drilling and sampling has been completed and analyzed. Actual mineralization or formations may be different from those predicted. It may also take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a deposit may change. Reserve and resource estimates are materially dependent on prevailing market prices and the cost of recovering and processing minerals at the mine site. Market fluctuations in the price of metals or increases in the costs to recover metals may render the mining of ore reserves uneconomical and materially adversely affect operations. Moreover, various short-term operating factors may cause a mining operation to be unprofitable in any particular accounting period.

Prolonged declines in the market price of metals may render reserves containing relatively lower grades of mineralization uneconomic to exploit and could reduce materially reserves and resources. Should such reductions occur, the discontinuation of development or production might be required. The estimates of mineral reserves and resources attributable to a specific property are based on accepted engineering and evaluation principles. The estimated amount of contained metals in probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated property.

There are numerous uncertainties inherent in estimating quantities of mineral reserves and resources. The estimates in the Company’s disclosure documents are based on various assumptions relating to commodity prices and exchange rates during the expected life of production, mineralization, the projected cost of mining, and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures, and recovery rates may vary substantially from those assumed in the estimates. Any significant change in the assumptions underlying the estimates, including changes that result from variances between projected and actual results, could result in material downward revision to current estimates, which may have a material adverse impact on Entrée and the Company’s share price.

Mineral prices are subject to dramatic and unpredictable fluctuations.

Entrée expects to derive revenues, if any, from the extraction and sale of base and precious metals such as copper, gold, silver and molybdenum. The price of those commodities has fluctuated widely in recent years, and is affected by numerous factors beyond Entrée’s control, including international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to improved extraction and production methods and economic events, including the performance of Asia’s economies. Ongoing worldwide economic uncertainty could lead to prolonged recessions in many markets which may, in turn, result in reduced demand for commodities, including base and precious metals.

The effect of these factors on the price of base and precious metals, and, therefore, the economic viability of any of Entrée’s property interests, cannot accurately be predicted. Should prevailing metal prices remain depressed, there may be a curtailment or suspension of mining, development and exploration activities. Entrée would have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of reserves and resources. These factors could have an adverse impact on Entrée’s future cash flows, earnings, results of operations, stated reserves and financial condition, which may have an adverse impact on Entrée and the Company’s share price.

Entrée has interests in properties that are not in commercial production. There is no assurance that the existence of mineral reserves will be established in commercially exploitable quantities.

Mineral reserves have been established on Lift 1 of the Hugo North Extension deposit in Mongolia. Mineral resources have been outlined on Hugo North Extension Lift 2 and the Heruga deposit. Unless and until mineral reserves are established in economically exploitable quantities on a deposit, and it is brought into commercial production, Entrée cannot earn any revenues from operations on that deposit.

Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that commercial quantities of ore will be discovered or that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metallurgical recoveries, metal prices and government regulations, including regulations relating to taxation, royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Entrée.

The probability of an individual prospect ever having mineral reserves that meet the requirements of the definition is extremely remote.

There can be no assurance that Entrée or its partners will be able to obtain or maintain any required permits.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labour standards, water rights, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that Entrée or any of its partners, including OTLLC, will be able to obtain or maintain any of the permits required for the continued exploration of mineral properties in which Entrée has an interest or for the construction and operation of a mine on those properties at economically viable costs. If required permits cannot be obtained or maintained, Entrée or its partners may be delayed or prohibited from proceeding with planned exploration or development of the mineral properties in which Entrée has an interest and Entrée’s business could fail.

Entrée’s property interests are subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations could materially adversely affect Entrée.

Entrée’s property interests are subject to environmental regulations in the various jurisdictions in which they are located. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Entrée’s operations. Environmental hazards may exist on the properties in which Entrée holds interests which are presently unknown to Entrée and which have been caused by previous or existing third-party owners or operators of the properties. Government approvals and permits are also often required in connection with various aspects of operations on the properties in which Entrée has an interest. To the extent that such approvals are required and not obtained, Entrée or its partners may be delayed or prevented from proceeding with planned exploration or development of the mineral properties, which may have a material, adverse impact on Entrée and its share price.

In Mongolia, Entrée is required to deposit 50% of its proposed reclamation budget with the local Soum Governor’s office (a soum is the local Mongolian equivalent of a township or district) which will be refunded only on acceptable completion of land rehabilitation after mining operations have concluded. Even if Entrée relinquishes its licences, Entrée will still remain responsible for any required reclamation.

There can be no assurance that title to licences and concessions is free from defects.

While Entrée has investigated title to the exploration and mining licences and concessions held by it and its partners, title may be challenged by third parties or the licences that permit Entrée or its partners to explore, develop or mine properties may expire if Entrée or its partners fail to timely renew them and pay the required fees.

Entrée cannot guarantee that its rights will not be revoked or altered to its detriment as a result of actions by the Mongolian Ministry of Mining, MRAM, Mongolia’s Resolution 81, 140 and/or 175 or otherwise. The ownership and validity of exploration and mining licences and concessions are often uncertain and may be contested.

In Mongolia, should a third party challenge to the boundaries or registration of ownership arise, the Government of Mongolia may declare the property in question a special reserve for up to three years to allow resolution of disputes or to clarify the accuracy of its mining licence register.

Entrée is not aware of any third party challenges to the location or area of any of the licences or concessions in any of the jurisdictions in which it operates. There is, however, no guarantee that title to the licences and concessions will not be challenged or impugned in the future. If Entrée or its partners fail to pay the appropriate annual fees or timely apply for renewal, then these licences or concessions may expire or be forfeit.

Mineral exploration and development is subject to extraordinary operating risks. Entrée does not currently insure against these risks.

Mineral exploration and development involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Entrée’s operations will be subject to all of the hazards and risks inherent in the exploration and development of resources, including liability for pollution or hazards against which Entrée cannot insure or against which Entrée may elect not to insure. Any such event could result in work stoppages and damage to property, including damage to the environment. Entrée does not currently maintain any insurance coverage against all of these operating hazards. The payment of any liabilities that arise from any such occurrence would have a material, adverse impact on Entrée.

The mining industry is highly competitive and there is no assurance that Entrée will continue to be successful in acquiring property interests or in the recruitment or retention of qualified employees. If Entrée cannot continue to acquire property interests or recruit qualified personnel, its financial condition could be adversely affected.

There is aggressive competition within the mining industry for the identification and acquisition of property interests considered to have commercial potential, as well as the necessary labour and supplies required to develop such properties. Entrée competes with other companies, many of which have greater financial resources, operational experience and technical capabilities than Entrée, for the acquisition of property interests as well as for the recruitment and retention of qualified employees and other personnel. Entrée may not be able to maintain or acquire attractive property interests on terms it considers acceptable, or at all. Consequently, its financial condition could be materially adversely affected.

Global climate change.

Global climate change could exacerbate certain of the risks facing Entrée’s business, including the frequency and severity of weather-related events, resource shortages, changes in rainfall and storm patterns and intensities, water shortages, rising water levels and changing temperatures which can disrupt operations, damage infrastructure or assets, create financial risk or otherwise have a material adverse effect on Entrée’s results of operations, financial position or liquidity. These may result in substantial costs to respond during the event, to recover from the event and possibly to modify existing or future infrastructure requirements to prevent recurrence. Climate changes could also disrupt operations by impacting the availability and cost of materials needed for mining operations and could increase insurance and other operating costs. Global climate change also results in regulatory risks which vary according to the national and local requirements implemented by each jurisdiction where Entrée is present. There continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty. Increased public awareness and concern regarding global climate change may result in more legislative and regulatory requirements to reduce or mitigate the effects of greenhouse gas emissions.

Risks Related To Entrée

Entrée can provide investors with no assurances that it will generate any operating revenues or ever achieve profitable operations.

Although Entrée has been in the business of exploring mineral resource properties since 1995, Entrée has never had any revenues from its operations. In addition, its operating history has been restricted to the acquisition and exploration of its mineral properties. Entrée anticipates that it will continue to incur operating costs without realising any revenues until such time as the Entrée/Oyu Tolgoi JV Property or one of the properties in which Entrée has a royalty interest is brought into production. Entrée expects to continue to incur losses into the foreseeable future. Entrée recognises that if it is unable to generate revenues from mining operations and any dispositions of its interests in properties, Entrée will not be able to earn profits or continue operations. Entrée can provide investors with no assurance that it will generate any operating revenues or ever achieve profitable operations.

Entrée may be forced to raise funds for operating expenses from outside sources.

Entrée has not generated any revenue from operations since its incorporation. Entrée anticipates that it will continue to incur operating expenses without revenues unless and until it is able to generate cash flows from the Entrée/Oyu Tolgoi JV or one of its royalty interests. As at December 31, 2019, Entrée had working capital of approximately $5.5 million. Entrée’s average monthly operating expenses in 2019 were approximately $0.2 million, including general and administrative expenses and investor relations expenses. Entrée has a carried interest in the Entrée/Oyu Tolgoi JV Property. As a result, Entrée believes that it will not have to raise any additional funds to meet its currently budgeted operating requirements for the next 12 months. If these funds are not sufficient, or if Entrée does not begin generating revenues from operations sufficient to pay its operating expenses when Entrée has expended them, Entrée will be forced to raise necessary funds from outside sources. While Entrée may be able to raise funds through strategic alliances, joint ventures, product streaming or other arrangements, it has traditionally raised its operating capital from sales of equity, but there can be no assurance that Entrée will continue to be able to do so.

As a result of their existing shareholdings and agreements with Entrée, Sandstorm, Rio Tinto, Turquoise Hill and OTLLC potentially have the ability to influence Entrée’s business and affairs.

Sandstorm’s beneficial shareholdings in the Company, totalling approximately 21.2% of the Company’s outstanding Common Shares, and Rio Tinto’s beneficial shareholdings in the Company, totalling approximately 17.3% of the Company’s outstanding Common Shares, potentially give Sandstorm and Rio Tinto the voting power to influence the policies, business and affairs of Entrée and the outcome of any significant corporate transaction or other matter, including a merger, business combination or a sale of all, or substantially all, of Entrée’s assets. In addition, Rio Tinto (on behalf of OTLLC) has operational control over the Entrée/Oyu Tolgoi JV Property. OTLLC and Sandstorm also have certain rights in the event of a proposed disposition by Entrée of its interest in the Entrée/Oyu Tolgoi JV and OTLLC has a right of first refusal with respect to any proposed disposition by Entrée of an interest in the Shivee West Property, which is not currently subject to the Entrée/Oyu Tolgoi JV. The share position in the Company of each of Sandstorm, Rio Tinto and Turquoise Hill may have the effect of delaying, deterring or preventing a transaction involving a change of control of the Company in favour of a third party that otherwise could result in a premium in the market price of the Company’s Common Shares in the future. In the case of Sandstorm, the risk is mitigated to some extent by the requirement in the Amended Funding Agreement for Sandstorm to vote its shares as the Board specifies with respect to any potential acquisition of the Company, provided the potential acquirer agrees to execute and deliver to Sandstorm a deed of adherence to the Amended Funding Agreement.

The Company’s Articles and indemnity agreements between the Company and its officers and directors indemnify its officers and directors against costs, charges and expenses incurred by them in the performance of their duties.

The Company’s Articles contain provisions requiring the Company to indemnify Entrée’s officers and directors against all judgements, penalties or fines awarded or imposed in, or an amount paid in settlement of, a legal proceeding or investigative action in which such party, by reason of being a director or officer of Entrée, is or may be joined. The Company also has indemnity agreements in place with its officers and directors. Such limitations on liability may reduce the likelihood of derivative litigation against the Company’s officers and directors and may discourage or deter the Company’s shareholders from suing its officers and directors based upon breaches of their duties to Entrée, though such an action, if successful, might otherwise benefit Entrée and the Company’s shareholders.

Investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share if the Company issues stock options or if the Company issues additional securities to finance its operations.

Entrée has never generated revenue from operations, and it is currently without a source of revenue. The Company may be required to issue additional securities to finance Entrée’s operations or to acquire additional property interests.

The Company may also in the future grant to some or all of Entrée’s directors, officers, consultants, and employees additional options to purchase Common Shares as non-cash incentives to those persons. Such options may be granted at prices equal to market prices, or at prices as allowable under the policies of the TSX and the Company’s Stock Option Plan, when the public market is depressed.

The issuance of any options or other securities exercisable into Common Shares could, and the issuance of any additional Common Shares will, cause the Company’s existing shareholders to experience dilution of their ownership interests.

If the Company issues additional Common Shares, investors’ interests in the Company will be diluted and investors may suffer dilution in their net book value per Common Share depending on the price at which such securities are sold. As at December 31, 2019 and March 13, 2020 Entrée had outstanding options exercisable into 9,945,000 Common Shares and outstanding Replacement Warrants exercisable into 9,264,735 Common Shares which, if exercised as at March 13, 2020 would represent approximately 10.9% of its issued and outstanding Common Shares. If all of these options are exercised and the underlying Common Shares are issued, such issuance will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of the Company’s Common Shares.

There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends.

The Company has no earnings or dividend record. The Company has not paid dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. The Company’s current intention is to apply any future net earnings to increase its working capital. Prospective investors seeking or needing dividend income or liquidity should, therefore, not purchase the Company’s Common Shares. The Company currently has no revenue and a history of losses, so there can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of Common Shares.

Certain associations may give rise to conflicts of interest.

Some of the directors and officers of the Company are also directors, officers or employees of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. Entrée’s directors and officers are required by law to act honestly and in good faith with a view to its best interests and to disclose any interest which they may have in any of its projects or opportunities. In general, if a conflict of interest arises at a meeting of a board of directors, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count.

There can be no assurance that Entrée will be able to attract and retain key management personnel.

Entrée’s ability to continue its exploration and development activities and to develop a competitive edge in the marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Entrée will be able to attract and retain such personnel. Its development now, and in the future, will depend on the efforts of key management figures. The loss of any of these key people could have a material adverse effect on Entrée’s business. Entrée currently only maintains key-man life insurance on its President & Chief Executive Officer.

Fluctuations in currency exchange rates may impact Entrée’s financial position and results.

Fluctuations in Canadian and United States currency exchange rates may significantly impact Entrée’s financial position and results.

Future negative effects due to changes in tax regulations cannot be excluded.

Entrée runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to change. For this reason, the possibility of future negative effects on the results of the Company due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. Entrée has no control over withholding tax rates.

The Company is subject to anti-corruption legislation.

The Company is subject to Canada’s Corruption of Foreign Officials Act and other similar legislation such as the U.S. Foreign Corrupt Practices Act (collectively, “Anti-Corruption Legislation”), which prohibits Entrée or any officer, director, employee or agent of Entrée or any shareholder of the Company on its behalf from paying, offering to pay, or authorizing the payment of anything of value to any foreign government official, government staff member, political party, or political candidate in an attempt to obtain or retain business or to otherwise influence a person working in an official capacity. Anti-Corruption Legislation also requires public companies to make and keep books and records that accurately and fairly reflect their transactions and to devise and maintain an adequate system of internal accounting controls. Entrée’s international activities create the risk of unauthorized payments or offers of payments by its employees, consultants or agents, even though they may not always be subject to its control. Entrée prohibits these practices by its employees and agents. However, Entrée’s existing safeguards and any future improvements may prove to be less than effective, and its employees, consultants and agents may engage in conduct for which it might be held responsible. Any failure by Entrée to adopt appropriate compliance procedures and ensure that its employees and agents comply with Anti-Corruption Legislation and applicable laws and regulations in foreign jurisdictions could result in substantial penalties or restrictions on Entrée’s ability to conduct business in certain foreign jurisdictions, which may have a material adverse impact on Entrée and the price of the Company’s Common Shares.

Entrée may be subject to increased costs and compliance risks as a result of being a public company.

Legal, accounting and other expenses associated with public company reporting requirements have increased significantly over time. The Company anticipates that general and administrative costs associated with regulatory compliance will continue to increase with ongoing compliance requirements under the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as any new rules implemented by the SEC, Canadian Securities Administrators, the OTCQB and the TSX in the future. These rules and regulations have significantly increased the Company’s legal and financial compliance costs and made some activities more time-consuming and costly. There can be no assurance that the Company will continue to effectively meet all of the requirements of these rules and regulations, including Sarbanes-Oxley Section 404, National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators (“NI 52-109”), the continued listing standards of the TSX and the eligibility requirements of the OTCQB. Any failure to effectively implement internal controls, or to resolve difficulties encountered in their implementation, could harm the Company’s operating results, cause the Company to fail to meet reporting obligations or result in management being required to give a qualified assessment of the Company’s internal controls over financial reporting or the Company’s independent auditors providing an adverse opinion regarding management’s assessment. Any such result could cause investors to lose confidence in the Company’s reported financial information, which could have a material adverse effect on the trading price of the Company’s Common Shares. Any failure to comply with the continued listing standards of the TSX or the eligibility requirements of the OTCQB, including by maintaining a minimum listing price, could result in, among other things, the initiation of delisting proceedings from the TSX and quotation of the Company’s Common Shares on the OTC Pink Open Market, which may severely adversely affect the market liquidity for the Company’s Common Shares by limiting the ability of broker-dealers to sell such Common Shares, and the ability of shareholders to sell their Common Shares in the secondary market. Ongoing compliance requirements have also made it more difficult and more expensive for the Company to obtain director and officer liability insurance, and the Company may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for the Company to attract and retain qualified individuals to serve on its Board or as executive officers. If the Company fails to maintain the adequacy of its internal control over financial reporting, the Company’s ability to provide accurate financial statements and comply with the requirements of Sarbanes-Oxley and NI 52-109 could be impaired, which could cause the price of the Company’s Common Shares to decrease.

Internal controls cannot provide absolute assurance with respect to the reliability of financial reporting and financial statement preparation.

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.

Entrée’s operations depend on information technology (“IT”) systems.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyberattacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft. Entrée’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact Entrée’s reputation and results of operations. Although to date Entrée has not experienced any material losses relating to cyber attacks or other information security breaches, there can be no assurance that Entrée will not incur such losses in the future. Entrée’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, Entrée may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

DIVIDENDS

The Company has not declared any dividends on its Common Shares since its inception on July 19, 1995. There is no restriction in the Company’s Articles that will limit its ability to pay dividends on its Common Shares. However, the Company does not anticipate declaring and paying dividends to its shareholders in the near future.

CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 175,470,074 were issued and outstanding at December 31, 2019 and March 13, 2020. Each Common Share is entitled to one vote. All Common Shares of the Company rank equally as to dividends, voting power and participation in assets. No Common Shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for exchange, exercise, redemption and retraction, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to modification, amendments or variation of such rights or such provisions are contained in the BCBCA and the Company’s Articles.

MARKET FOR SECURITIES

The Company’s shares were traded on the TSX Venture Exchange until April 24, 2006. On April 24, 2006 the Company began trading on the TSX. The Company’s symbol is “ETG” and its CUSIP number is 29384J 10 3. The Company’s Common Shares were also traded on the NYSE American LLC until September 30, 2019 under the symbol “EGI”. Effective October 1, 2019, the Company’s Common Shares were voluntarily delisted from the NYSE American LLC and commenced trading on the OTCQB under the symbol “ERLFF”.

Trading History

The following tables sets forth, for each month of the most recently completed financial year, the price range and volumes traded or quoted on the TSX (as reported by TSX Infosuite):

TSX Trading Data 2019
	High Cdn$	Low Cdn$	Close Cdn$	Volume
January	$0.58	$0.50	$0.56	1,229,279
February	$0.59	$0.53	$0.53	1,487,619
March	$0.53	$0.49	$0.485	1,213,580
April	$0.49	$0.46	$0.465	1,227,853
May	$0.48	$0.40	$0.40	5,172,332
June	$0.45	$0.39	$0.42	615,383
July	$0.44	$0.33	$0.335	3,191,624
August	$0.34	$0.30	$0.315	1,566,944
September	$0.32	$0.25	$0.25	2,384,787
October	$0.26	$0.23	$0.24	1,186,146
November	$0.40	$0.25	$0.33	2,837,784
December	$0.43	$0.34	$0.37	2,460,728

The closing price of the Company’s Common Shares as reported by the TSX on December 31, 2019 (the last trading day of the year) was C$0.37.

The Company’s Common Shares are issued in registered form. Computershare Investor Services Inc. is the registrar and transfer agent for the Company’s Common Shares.

On December 31, 2019, the shareholders’ list for the Company’s Common Shares showed 1,186 registered shareholders and 175,470,074 Common Shares outstanding.

The Company has no outstanding securities not listed on a marketplace other than incentive stock options and Replacement Warrants. Since the beginning of the most recently completed financial year, stock options to purchase an aggregate 2,290,000 Common Shares were awarded. The following table outlines the details of each award:

Number of Options	Exercise Price C$	Award Date	Expiry Date
2,290,000	$0.365	December 10, 2019	December 9, 2024

On January 11, 2017, the Company issued 8,654,979 Common Share purchase warrants in connection with the Non-Brokered Private Placement. As part of the Arrangement, warrantholders of the Company received Mason Resources Warrants which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one Replacement Warrant and 0.45 of a Mason Resources Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Resources Warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Resources Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Resources Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement. See “Description of the Business – Non-Brokered Private Placement” above.

Number of Replacement Warrants	Exercise Price C$	Expiry Date
8,654,979	0.55	January 10, 2022
609,756	0.55	January 12, 2022

ESCROWED SECURITIES

There were no escrowed securities at December 31, 2019.

DIRECTORS AND OFFICERS

The Company’s Board consisted of six directors as at December 31, 2019.

The term of office for each director expires at the next annual general meeting following his or her election or appointment. The following is a brief account of the education and business experience of each director and executive officer, indicating each person’s principal occupation during the last five years.

Mark Bailey, Non-Executive Chair and Director

Mr. Bailey has been a director of the Company since June 28, 2002. On February 5, 2018, Mr. Bailey was appointed Non-Executive Chair of the Company.

Mr. Bailey is a mining executive and registered professional geologist with 40 years of industry experience. He is currently the President and Chief Executive Officer of Core Gold Inc. Between 1995 and 2012, he was the President

and Chief Executive Officer of Minefinders Corporation Ltd. (“Minefinders”), a precious metals mining company that operated the multi-million ounce Dolores gold and silver mine in Mexico before being acquired by Pan American Silver Corp. Before joining Minefinders, Mr. Bailey held senior positions with Equinox Resources Inc. and Exxon Minerals. Since 1984, Mr. Bailey has worked as a consulting geologist with Mark H. Bailey & Associates LLC. Mr. Bailey is currently the non-executive Chairman of the Board of Fiore Gold Ltd. and was a director of Mason Resources until its acquisition by Hudbay.

James Harris, Director

Mr. Harris has been a director of the Company since January 29, 2003, served as the Company’s Non-Executive Chair between March 15, 2006 and June 27, 2013 and served as the Company’s Non-Executive Deputy Chair between June 27, 2013 and February 28, 2015.

Mr. Harris was formerly a corporate, securities and business lawyer with over 30 years’ experience in Canada and internationally. He has extensive experience with the acquisition and disposition of assets, corporate structuring and restructuring, regulatory requirements and corporate filings, and corporate governance. Mr. Harris was also a Founding Member of the Legal Advisory Committee of the former Vancouver Stock Exchange. Mr. Harris has completed the Directors’ Education Program of the Institute of Corporate Directors and is an Institute accredited Director. Mr. Harris has also completed a graduate course in business at the London School of Economics. Mr. Harris was a director of Mason Resources until its acquisition by Hudbay.

Alan Edwards, Director

Mr. Edwards has been a director of the Company since March 8, 2011.

Mr. Edwards has more than 35 years of diverse mining industry experience. He is a graduate of the University of Arizona, where he obtained a Bachelor of Science Degree in Mining Engineering and an MBA (Finance). Mr. Edwards is currently the President of AE Resources Corp., an Arizona based company. Mr. Edwards is a director of Americas Gold and Silver Corporation and Orvana Minerals Corp. He served as the Non-Executive Chair of the Board of Mason Resources until its acquisition by Hudbay. He also served as the non-executive Chairman of the Board of Rise Gold Corp. from April 2017 to September 2018, AQM Copper Inc. from October 2011 to January 2017 and AuRico Gold Inc. (Alamos Gold Inc. following its combination with AuRico Gold in July 2015) from July 2013 to November 2015. Mr. Edwards served as the Chief Executive Officer of Oracle Mining Corporation, a Vancouver based company, from 2012 to 2013. He also previously served as President and Chief Executive Officer of Copper One Inc. and Frontera Copper Corporation, and as Executive Vice President and Chief Operating Officer of Apex Silver Mines Corporation, where he directed the engineering, construction and development of the San Cristobal project in Bolivia. Mr. Edwards has also worked for Kinross Gold Corporation, P.T. Freeport Indonesia, Cyprus Amax Minerals Company and Phelps Dodge Mining Company, where he started his career.

Anna Stylianides, Director

Ms. Stylianides has been a director of the Company since July 13, 2015.

Ms. Stylianides has over 20 years of experience in global capital markets and has spent much of her career in investment banking, private equity, and corporate management and restructuring. She began her career in corporate law by joining the firm of Webber Wentzel Attorneys in 1990 after graduating from the University of the Witwatersrand in Johannesburg, South Africa. In 1992, she joined Investec Merchant Bank Limited where she specialized in risk management and gained extensive experience in the areas of corporate finance, structured finance, mergers and acquisitions, structuring, specialized finance and other banking and financial services transactions. She was also involved in designing and structuring of financial products for financial institutions and corporations.

Ms. Styliandes was most recently the Executive Chairman of Eco Oro Minerals Corp. (“Eco Oro”), a precious metals exploration and mining development company with a portfolio of projects in northeastern Colombia, and is currently a director of Eco Oro, Sabina Gold & Silver Corp., Capfin Partners, LLC, Altius Minerals Corporation and the Fraser Institute.

Michael Price, Director

Dr. Price has been a director of the Company since February 5, 2018.

Dr. Price has over 35 years of experience in mining and mining finance. He is currently a Non-Executive Director of Eldorado Gold Corp. and Asanko Gold Inc. and is the London Representative of Resource Capital Funds. During his career, Dr. Price has served as Managing Director, Joint Global Head of Mining and Metals, Barclays Capital, Managing Director, Global Head of Mining and Metals, Societe Generale and Head of Resource Banking and Metals Trading, NM Rothschild and Sons. Dr. Price has B.Sc. and Ph.D. qualifications in Mining Engineering from University College Cardiff and he has a Mine Manager’s Certificate of Competency (South Africa).

Stephen Scott, President, Chief Executive Officer and Director

Mr. Scott was appointed to the position of Interim Chief Executive Officer on November 16, 2015. He was appointed to the positions of President, Chief Executive Officer and director on April 1, 2016.

Mr. Scott has over 30 years of global experience in all mining industry sectors. Before joining Entrée, he was the President of Minenet Advisors, a capital markets and management advisory consultancy providing a broad range of advice and services to clients relating to planning and execution of capital markets transactions, strategic planning, generation and acquisition of projects, and business restructuring. Between 2000 and 2014, Mr. Scott held various global executive positions with Rio Tinto including General Manager Commercial, Rio Tinto Copper and President and Director of Rio Tinto Indonesia. He is an experienced public company director having served as an independent director on the boards of a number of TSX and AIM listed public mining companies. Mr. Scott holds a Bachelor of Business and Graduate Certificate in Corporate Secretarial Practises from Curtin University in Western Australia. Mr. Scott was also the President, Chief Executive Officer and a director of Mason Resources until its acquisition by Hudbay.

Duane Lo, Chief Financial Officer

Mr. Lo was appointed to the position of Interim Chief Financial Officer on April 1, 2016 and was appointed to the position of Chief Financial Officer on November 1, 2016.

Mr. Lo has almost 20 years of experience in accounting and financial management, the majority of which has been spent in the financing, management and administration of mining operations and development projects in Brazil, Africa and other jurisdictions. Mr. Lo was also the Chief Financial Officer of Mason Resources until its acquisition by Hudbay. He was previously the Executive Vice President and Chief Financial Officer of Luna Gold Corp. and Corporate Controller for First Quantum Minerals Ltd. Mr. Lo was also employed at Deloitte in the assurance and advisory practice. He holds a Chartered Professional Accountant, Chartered Accountant (CPA, CA) designation from the Institute of Chartered Accountants of British Columbia. Mr. Lo is currently a director of Fengro Industries Corp. and Golden Ridge Resources Ltd.

Susan McLeod, Vice President, Legal Affairs and Corporate Secretary

Ms. McLeod joined the Company as Vice President, Legal Affairs on September 22, 2010 and was appointed Corporate Secretary on November 22, 2010.

Ms. McLeod was also the Chief Legal Officer and Corporate Secretary of Mason Resources until its acquisition by Hudbay. Prior to joining Entrée, Ms. McLeod was in private practise in Vancouver, Canada since 1997, most recently with Fasken Martineau DuMoulin LLP (from 2008 to 2010) and P. MacNeill Law Corporation (from 2003 to 2008). She has worked as outside counsel to public companies engaged in international mineral exploration and mining. She has advised clients with respect to corporate finance activities, mergers and acquisitions, corporate governance and continuous disclosure matters, and mining-related commercial agreements. Ms. McLeod holds a B.Sc. and an LLB from the University of British Columbia and is a member of the Law Society of British Columbia.

The table below sets out the municipality of residence and securities held by directors and executive officers as at December 31, 2019.

Name and municipality of residence	No. of Common Shares beneficially owned, directly or indirectly, or controlled(1).	No. of securities held on a fully- diluted basis
Mark Bailey(2) Arizona U.S.A.	749,993	Common Shares: Replacement Warrants: Stock options: Total:	749,993 50,000 950,000 1,749,993
James Harris(3) British Columbia Canada	1,053,062	Common Shares: Replacement Warrants: Stock options: Total:	1,053,062 67,500 925,000 2,045,562
Michael Price London, UK(4)	Nil	Common Shares: Replacement Warrants: Stock options: Total:	Nil Nil 525,000 525,000
Alan Edwards(5) Arizona U.S.A	632,783	Common Shares: Replacement Warrants: Stock options: Total:	632,783 60,975 850,000 1,543,758
Anna Stylianides(6) British Columbia Canada	73,171	Common Shares: Replacement Warrants: Stock options: Total:	73,171 36,585 950,000 1,059,756
Stephen Scott(7) British Columbia Canada	442,561	Common Shares: Replacement Warrants: Stock options: Total:	442,561 48,780 2,225,000 2,716,341
Duane Lo British Columbia Canada	726,300	Common Shares: Replacement Warrants: Stock options: Total:	726,300 122,000 1,050,000 1,898,300
Susan McLeod British Columbia Canada	712,097	Common Shares: Replacement Warrants: Stock options: Total:	712,097 61,000 1,035,000 1,808,097

(1)

Meaning an officer of the issuer, or a director or senior officer that has direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over securities of the issuer carrying more than 10% of the voting rights attached to all the issuer’s outstanding securities.

(2)	Member of the Compensation Committee and Technical Committee.
(3)	Member of the Corporate Governance and Nominating Committee (chair), Audit Committee and Compensation Committee (chair).
(4)	Member of the Audit Committee and Technical Committee.
(5)	Member of the Technical Committee (chair), Compensation Committee and Corporate Governance and Nominating Committee.
(6)	Member of the Audit Committee (chair) and Corporate Governance and Nominating Committee.
(7)	Member of the Technical Committee.

To the best of the Company’s knowledge as at December 31, 2019 and March 13, 2020, directors and executive officers, as a group, beneficially owned, or controlled or directed, directly or indirectly, 4,389,967 Common Shares (not including Common Shares issuable upon exercise of Replacement Warrants or stock options) representing 2.5% of the outstanding Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Alan Edwards, a director of the Company, was Chairman of the Board of Oracle Mining Corp. (“Oracle”) until his resignation effective February 15, 2015. On December 23, 2015, Oracle announced that the Superior Court of Arizona had granted the application of Oracle’s lender to appoint a receiver and manager over the assets, undertaking and property of Oracle Ridge Mining LLC.

Standing Committees of the Board of Directors

The standing committees of the Board are the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee and the Technical Committee.

Audit Committee

The Audit Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for audit committee members. The members of the Audit Committee are Anna Stylianides (chair), Michael Price and James Harris. All members of the Audit Committee are financially literate. Relevant education and experience for members of the Audit Committee is listed under their profiles above.

The mandate of the Audit Committee is to oversee the Company’s financial reporting obligations, systems and disclosure, including monitoring the integrity of the Company’s financial statements, monitoring the independence and performance of the Company’s external auditors and acting as a liaison between the Board and the Company’s auditors. The activities of the Audit Committee typically include reviewing interim financial statements and annual financial statements, management’s discussion and analysis and news releases with respect to the Company’s financial performance before they are publicly disclosed, ensuring that internal controls over accounting and financial systems are maintained and that accurate financial information is disseminated to shareholders. Other responsibilities include reviewing the results of internal and external audits and any change in accounting procedures or policies and evaluating the performance of the Company’s auditors. The Audit Committee communicates directly with the Company’s external auditors in order to discuss audit and related matters whenever appropriate.

The full text of the Audit Committee Charter is attached to this AIF as an Appendix.

Audit Fees

The following table shows the aggregate fees billed to the Company by its external auditor in each of the last two years.

	2019	2018
Audit Fees(1)	$45,591	$35,889
Audit Related Fees(2)	$Nil	$Nil
Tax Fees(3)	$5,004	$Nil
All other fees	$Nil	$Nil
Total:	$50,595	$35,889

(1)

Audits of the Company’s consolidated financial statements, meetings with the Audit Committee and management with respect to annual filings, consulting and accounting standards and transactions, issuance of consent in connection with Canadian and United States securities filings.

(2)

Audit-related fees paid for assurance and related services by the auditors that were reasonably related to the performance of the audit or the review of the Company’s quarterly financial statements that are not included in Audit Fees.

(3)	Tax compliance, taxation advice and tax planning for international operations.

Compensation Committee

The Compensation Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for compensation committee members. The members of the Compensation Committee are: James Harris (chair), Alan Edwards and Mark Bailey.

The primary objective of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company to ensure that such compensation realistically reflects the responsibilities and risks of such positions. In addition, the Compensation Committee makes recommendations for grants made under the Company’s Stock Option Plan, determines the recipients of, and the nature and size of share compensation awards granted from time to time, and determines any bonuses to be awarded from time to time.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of three directors, each of whom, in the judgement of the Board, meets the independence requirements of applicable securities legislation and policies for nominating committee members. The Corporate Governance and Nominating Committee: (1) assists the Board, on an annual basis, by identifying individuals qualified to become Board members, and recommends to the Board the director nominees for the next annual meeting of shareholders; (2) assists the Board in the event of any vacancy on the Board by identifying individuals qualified to become Board members, and recommends to the Board qualified individuals to fill any such vacancy; and (3) recommends to the Board, on an annual basis, director nominees for each Board committee. The members of the Corporate Governance and Nominating Committee are: James L. Harris (chair), Alan Edwards and Anna Stylianides.

Technical Committee

The members of the Technical Committee consist of Alan Edwards (chair), Mark Bailey, Michael Price and Stephen Scott. In the judgement of the Board, Mr. Edwards, Mr. Bailey and Mr. Price are independent directors. Mr. Scott is not independent, by virtue of the fact that he is the President and Chief Executive Officer of the Company. The mandate of the Technical Committee is to exercise all the powers of the Board (except those powers specifically reserved by law to the Board itself) during intervals between meetings of the Board pertaining to the Company’s mining properties, programs, budgets, and other related activities and the administration thereof.

Potential Conflicts of Interest

To the best of the Company’s knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company. The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies. Such associations may give rise to conflicts of interest from time to time. Directors are required by law to act honestly and in good faith with a view to Entrée’s best interests and to disclose any interest which they may have in any of Entrée’s projects or opportunities. In general, if a conflict of interest arises at a meeting of the Board, any director in a conflict will disclose his or her interest and abstain from voting on such matter or, if he or she does vote, his or her vote does not count. In determining whether or not Entrée will participate in any project or opportunity, the directors will primarily consider the degree of risk to which Entrée may be exposed and its financial position at that time.

PROMOTERS

Not applicable.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Not applicable.

INTEREST IN MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Non-Brokered Private Placement

On January 11, 2017, the Company closed the first of two tranches of the Non-Brokered Private Placement. The Company issued 17,309,971 Units at a price of C$0.41 per Unit for gross proceeds of C$7,097,088.11. A second tranche of 1,219,513 Units closed on January 13, 2017. See “Description of the Business – Non-Brokered Private Placement” above.

Each Unit consisted of one Common Share of the Company and one-half of one transferable Common Share purchase warrant. Each whole warrant entitled the holder to acquire one additional Common Share of the Company for a period of five years at a price of C$0.65.

As part of the Arrangement, warrantholders of the Company received Mason Resources Warrants which were proportionate to, and reflective of the terms of, their existing warrants of the Company. In exchange for each existing warrant, the holder was issued one Replacement Warrant and 0.45 of a Mason Resources Warrant. On May 23, 2017, warrantholders of the Company received an aggregate 4,169,119 Mason Resources Warrants each with an exercise price of C$0.23, and an aggregate 9,264,735 Replacement Warrants each with an exercise price of C$0.55. The exercise prices assigned to the Replacement Warrants and the Mason Resources Warrants reflect the allocation of the original exercise price of the existing warrants between the Replacement Warrants and the Mason Resources Warrants issued, based on the relative market value of Mason Resources and the Company following completion of the Arrangement.

The following directors, executive officers and persons or companies that beneficially own, or control or direct, directly or indirectly, more than 10% of the Common Shares of the Company acquired Units under the Non-Brokered Private Placement on the same terms and conditions as the other subscribers:

Name of person or company	Nature of relationship to Company	# of Units purchased	% of Units purchased	% of Common Shares of Company held by person or company as at March 13, 2020

Sandstorm Gold Ltd.	10% shareholder	914,634	4.94	21.16

Stephen Scott	Director & executive officer	73,171	0.39	0.24

Walentyna Szczepinska-Karcz	Associate of director & executive officer	24,390	0.13	0.01

James Harris	Director	13,500	0.07	0.38

Maureen Leyland	Associate of director	13,500	0.07	0.02

JLHLC Holdings Inc.	Associate of director	108,000	0.58	0.20

Alan Edwards	Director	121,951	0.66	0.36

Mark Bailey	Director	100,000	0.54	0.43

Anna Stylianides	Director	73,171	0.39	0.04

Duane Lo	Executive officer	244,000	1.32	0.41

Susan McLeod	Executive officer	37,000	0.20	0.28

John Quelch	Associate of executive officer	85,000	0.46	0.12

The Company relied on exemptions from the formal valuation and minority approval requirements set out in MI 61-101 based on a determination that neither the fair market value of the Units subscribed for by directors, executive officers and persons or companies that beneficially owned, or controlled or directed, directly or indirectly, more than 10% of the Common Shares of the Company, nor the consideration paid by such persons and companies, would exceed 25% of the Company’s market capitalization.

On January 3, 2017, the Company’s Audit Committee reviewed the related party component of the Non-Brokered Private Placement and unanimously deemed it to be appropriate. On January 4, 2017, the Board unanimously authorized and approved the Non-Brokered Private Placement.

TRANSFER AGENTS AND REGISTRARS

Computershare Investor Services Inc. at its offices in Vancouver and Toronto is both the transfer agent and registrar for the Company. Their address is 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3G9, Telephone: (604) 689-9853, Facsimile: (604) 689-8144.

MATERIAL CONTRACTS

1.	Arrangement Agreement dated February 28, 2017 between Entrée Gold Inc. and Mason Resources Corp.

See “Description of the Business – Plan of Arrangement” above.

2.	Amended and Restated Equity Participation and Funding Agreement dated February 14, 2013 and amended March 1, 2016 between Entrée Gold Inc. and Sandstorm Gold Ltd.

See “Description of the Business – Agreements with Sandstorm – Amended and Restated Equity Participation and Funding Agreement” above.

3.	Joint Venture Agreement effective June 30, 2008 between Entrée Gold Inc. and Ivanhoe Mines Mongolia Inc. XXK (now OTLLC).

Pursuant to Earn-In Agreement, a joint venture was formed on June 30, 2008 and the parties were required to enter into the Entrée/Oyu Tolgoi JVA in the form attached to the Earn-In Agreement as Appendix A.

The Entrée/Oyu Tolgoi JVA contains provisions governing the parties’ activities on the Entrée/Oyu Tolgoi JV Property, including exploration, acquisition of additional real property and other interests, evaluation of, and if justified, engaging in development and other operations, engaging in marketing products, and completing and satisfying all environmental compliance and other continuing obligations affecting the Entrée/Oyu Tolgoi JV Property.

4.

Equity Participation and Earn-in Agreement dated October 15, 2004, between Entrée Gold Inc. and Ivanhoe Mines Ltd. (now Turquoise Hill), as amended on November 9, 2004 and subsequently assigned to Ivanhoe Mines Mongolia Inc. XXK (OTLLC) on March 1, 2005.

Under the Earn-In Agreement, OTLLC earned a 70% interest in mineralization above a depth of 560 metres on the Entrée/Oyu Tolgoi JV Property, and an 80% interest in mineralization below that depth, by spending an aggregate $35 million on exploration. OTLLC completed its earn-in on June 30, 2008, at which time a joint venture was formed under the terms of the Entrée/Oyu Tolgoi JVA. The Entrée/Oyu Tolgoi JVA was intended to replace the Earn-In Agreement, with the Earn-In Agreement terminating, except for certain provisions that expressly survive the termination. Those parts include provisions related to the Entrée/Oyu Tolgoi JVA, title, tenure and related matters and arbitration.

INTEREST OF EXPERTS

Entrée’s auditor is Davidson & Company LLP, Chartered Professional Accountants, in Vancouver, British Columbia. The Company’s audited consolidated financial statements as at and for the years ended December 31, 2019 and 2018 have been filed under National Instrument 51-102 – Continuous Disclosure Obligations in reliance on the report of Davidson & Company, independent registered chartered professional accountants, given on their authority as experts in auditing and accounting. Davidson & Company LLP have confirmed they are independent of the Company in accordance with the rules of professional conduct of the Chartered Professional Accountants of British Columbia.

Wood Canada Limited (formerly Amec Foster Wheeler Americas Limited) prepared the 2018 Technical Report, which forms the basis of the scientific and technical disclosure regarding the Entrée/Oyu Tolgoi JV Project, a copy of which is available on SEDAR at www.sedar.com. To the knowledge of the Company, Wood and its designated professionals as a group have a registered or beneficial interest, direct or indirect, in less than one percent of the outstanding Common Shares.

Robert Cinits, P. Geo, formerly Vice President, Corporate Development of the Company and currently a consultant to Entrée, approved the technical information in this AIF and the Company’s news releases and other disclosure documents. Mr. Cinits has a registered or beneficial interest, direct or indirect, in 372,151 Common Shares, 24,390 Replacement Warrants and incentive stock options to purchase 525,000 Common Shares of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation is contained in the management information circular for the Annual General Meeting of the Company’s securityholders held on May 22, 2019. Additional financial information is contained in the Company’s comparative financial statements and MD&A as at and for the years ended December 31, 2019 and 2018. Copies of the information circular, financial statements and MD&A are available on SEDAR and may also be obtained upon request from the Company at Suite 1650, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1.

Additional information relating to Entrée Resources Ltd. may be found on SEDAR at www.sedar.com.

APPENDIX

TO ANNUAL INFORMATION FORM DATED MARCH 13, 2020

ENTRÉE RESOURCES LTD.

AUDIT COMMITTEE CHARTER

As Adopted by the Board of Directors on December 4, 2014 and amended on May 23, 2018 and December 13, 2019.

I.	Purpose of Audit Committee of Entrée Resources Ltd. (the “Company”)

The purpose of the Audit Committee (the “Committee”) is to:

1.	Assist the Board of Directors of the Company (the “Board”) in fulfilling its oversight responsibilities relating to:

(a)

the quality and integrity of the Company’s financial statements, financial reporting process and systems of internal controls and disclosure controls regarding risk management, finance, accounting, and legal and regulatory compliance;

(b)	the appointment, independence, qualifications, and compensation of the Company’s independent accountants and review of the audit efforts of the Company’s independent accountants; and

(c)	the development and implementation of policies and processes regarding corporate governance matters.

2.	Provide an open avenue of communication between the independent accountants, the Company’s financial and senior management and the Board.

3.

Prepare any reports required to be prepared by the Committee pursuant to the rules of any stock exchange on which the Company’s shares are listed and pursuant to the rules of any securities commission or other regulatory authority having jurisdiction, whether for inclusion in the Company’s annual proxy statement or otherwise.

The Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section VII below of this Charter.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or are in accordance with generally accepted accounting principles, accounting standards, or applicable laws and regulations. This is the responsibility of management of the Company and the Company’s independent accountants, as well as any advisors employed by the Committee. Because the primary function of the Committee is oversight, the Committee shall be entitled to rely on the expertise, skills and knowledge of management and the Company’s independent accountants and the integrity and accuracy of information provided to the Committee by such persons in carrying out its oversight responsibilities. Nothing in this Charter is intended to change the responsibilities of management and the independent accountants.

II.	Composition

The Committee shall be composed of at least three directors, each of whom the Board determines has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, is otherwise “unrelated” and satisfies the definition of “independent” as set forth by National Instrument 52-110 - Audit Committees (“NI 52-110”) and any other applicable securities laws, rules or requirements of any stock exchange upon which the Company’s securities are listed as in effect from time to time.

If the Company’s securities are listed on the Toronto Stock Exchange, each member of the Audit Committee must serve on the Board and satisfy independence requirements. For the purposes of satisfying the independence requirement, Audit Committee members may not, other than in their capacity as members of the Committee, the Board, or any other committee of the Board (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fee1 from the Company, or of the Company’s subsidiaries; or (ii) be an affiliate of the Company or any of the Company’s subsidiaries.

Each Committee member must have no direct or indirect material relationship with the Company. For the purpose of this Charter, a “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgement.

All members of the Committee must be financially literate, meaning that such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. One or more members of the Committee shall be, in the judgement of the Board an “audit committee financial expert” as such term is defined by applicable rules and regulations.

If any member of the Committee ceases to be “independent”, as defined by the applicable securities laws and exchange requirements for reasons outside that member’s reasonable control, that person, with prompt notice to the exchange on which the Company’s securities are listed, may remain an audit committee member until the earlier of the next annual meeting of the shareholders or six months from the occurrence of the event that caused the member to no longer be independent.

III.	Authority

The Committee shall have the authority to (i) retain (at the Company’s expense) its own legal counsel, accountants and other consultants that the Committee believes, in its sole discretion, are needed to carry out its duties and responsibilities; (ii) conduct investigations that it believes, in its sole discretion, are necessary to carry out its responsibilities; and (iii) take whatever actions that it deems appropriate to foster an internal culture that is committed to maintaining quality financial reporting, sound business risk practices and ethical behaviour within the Company. In addition, the Committee shall have the authority to request any officer, director, employee or consultant of the Company, the Company’s outside legal counsel and the independent accountants to meet with the Committee and any of its advisors and to respond to their inquiries. The Committee shall have full access to the books, records and facilities of the Company in carrying out its responsibilities. Finally, the Board shall adopt resolutions which provide for appropriate funding, as determined by the Committee, for (i) services provided by the independent accountants in rendering or issuing an audit report, (ii) services provided by any adviser employed by the Committee which

1 Compensatory fees do not include the receipt of remuneration for acting in his or her capacity as a member of the Board or any Board Committee, or as a part-time chair or vice-chair of the Board or any Board Committee or fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided, however, that such compensation is not contingent upon continued service to the Company).

it believes, in its sole discretion, are needed to carry out its duties and responsibilities, or (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties and responsibilities.

The Committee shall be responsible for establishing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and (ii) the confidential, anonymous submissions by employees of the Company regarding questionable accounting or auditing matters.

The Committee shall review the reports of the Chief Executive Officer and Chief Financial Officer (in connection with their required certifications for the Company’s filings with the United States Securities and Exchange Commission) regarding any significant deficiencies or material weaknesses in the design of operation of internal controls and any fraud that involves management or other employees of the Company who have a significant role in managing or implementing the Company’s internal controls. During this review, the Committee should evaluate whether the internal control structure, as created and as implemented, provides reasonable assurances that transactions are recorded as necessary to permit the Company’s external auditors to reconcile the Company’s financial statements in accordance with applicable securities laws.

The Committee, in its capacity as a committee of the Board, is directly responsible for the appointment, compensation, retention and oversight of the work of the independent accountants engaged (including resolution of disagreements between the Company’s management and the independent accountants regarding financial reporting) for the purpose of preparing and issuing an audit report or performing other audit, review or attest services for the Company.

The independent accountants shall submit to the Audit Committee annually a formal written statement delineating all relationships between the independent accountants and the Company and its subsidiaries, addressing the non-audit services provided to the Company or its subsidiaries and the matters set forth in or required by the rules and regulations of all relevant regulatory authorities.

The independent accountants shall submit to the Audit Committee annually a formal written statement of the fees billed for each of the following categories of services rendered by the independent accountants: (i) the audit of the Company’s annual financial statements for the most recent fiscal year and any reviews of the financial statements; (ii) information technology consulting services for the most recent fiscal year, in the aggregate and by each service (and separately identifying fees for such services relating to financial information systems design and implementation); and (iii) all other services rendered by the independent accountants for the most recent fiscal years, in the aggregate and by each service.

IV.	Appointing Members

The members of the Committee shall be appointed or re-appointed by the Board on an annual basis. Each member of the Committee shall continue to be a member thereof until such member’s successor is appointed, unless such member shall resign or be removed by the Board or such member shall cease to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than three directors as a result of the vacancy or the Committee no longer has a member who is an “audit committee financial expert” as a result of the vacancy.

V.	Chairperson

The Board, or in the event of its failure to do so, the members of the Committee, must appoint a Chairperson from the members of the Committee. If the Chairperson of the Committee is not present at any meeting of the Committee, an acting Chairperson for the meeting shall be chosen by majority vote of the Committee from among the members present. In the case of a deadlock on any matter or vote, the Chairperson shall refer the matter to the Board. All requests for information from the Company or the independent accountants shall be made through the Chairperson.

VI.	Meetings

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.	A quorum for meetings shall be two members, present in person or by telephone or other telecommunication device that permit all persons participating in the meeting to speak and hear each other;

2.	The Committee shall meet at least quarterly (or more frequently as circumstances dictate); and

3.

Notice of the time and place of every meeting shall be given in writing or facsimile communication to each member of the Committee and the external auditors of the Company at least 48 hours prior to the time of such meeting.

While the Committee is expected to communicate regularly with management, the Committee shall exercise a high degree of independence in establishing its meeting agenda and in carrying out its responsibilities. The Committee shall submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board.

VII.	Specific Duties

In meeting its responsibilities, the Committee is expected to:

1.

Select the independent accountants, considering independence and effectiveness, approve all audit and non-audit services in advance of the provision of such services and the fees and other compensation to be paid to the independent accountants, and oversee the services rendered by the independent accountants (including the resolution of disagreements between management and the independent accountants regarding preparation of financial statements) for the purpose of preparing or issuing an audit report or related work, and the independent accountants shall report directly to the Committee;

2.	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services;

3.

Review the performance of the independent accountants, including the lead partner of the independent accountants, and, in its sole discretion, approve any proposed discharge of the independent accountants when circumstances warrant, and appoint any new independent accountants;

4.

Periodically review and discuss with the independent accountants all significant relationships the independent accountants have with the Company to determine the independence of the independent accountants, including a review of service fees for audit and non-audit services;

5.	Review and approve the issuer’s hiring policies from time to time regarding partners, employees and former partners and employees of the present and former external auditor of the issuer;

6.

Inquire of management and the independent accountants and evaluate the effectiveness of the Company’s process for assessing significant risks or exposures and the steps management has taken to monitor, control and minimize such risks to the Company. Obtain annually, in writing, the letters of the independent accountants as to the adequacy of such controls;

7.	Consider, in consultation with the independent accountants, the audit scope and plan of the independent accountants;

8.	Review with the independent accountants the coordination of audit effort to assure completeness of coverage, and the effective use of audit resources;

9.	Consider and review with the independent accountants, out of the presence of management:

(a)	the adequacy of the Company’s internal controls and disclosure controls including the adequacy of computerized information systems and security;

(b)	the truthfulness and accuracy of the Company’s financial statements; and

(c)	any related significant findings and recommendations of the independent accountants together with management’s responses thereto;

10.	Following completion of the annual audit, review with management and the independent accountants:

(a)	the Company’s annual financial statements and related footnotes;

(b)	the independent accountants’ audit of the financial statements and the report thereon;

(c)	any significant changes required in the independent accountants’ audit plan; and

(d)	other matters related to the conduct of the audit which are to be communicated to the committee under generally accepted auditing standards;

11.

Following completion of the annual audit, review separately with each of management and the independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

12.

Establish regular and separate systems of reporting to the Committee by each of management and the independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgments;

13.

In consultation with the independent accountants, review any significant disagreement among management and the independent accountants in connection with the preparation of the financial statements, including management’s responses;

14.	Consider and review with management:

(a)	significant findings during the year and management’s responses thereto; and

(b)	any changes required in the planned scope of their audit plan;

15.

Review, prior to publication, all filings with regulatory authorities and any other publicly disclosed information containing the Company’s financial statements, including Management’s Discussion & Analysis, any certification, report, opinion or review rendered by the independent accountants, any press releases announcing earnings (especially the use of “pro forma” or “adjusted” information not prepared in compliance with generally accepted accounting principles) and all financial information and earnings guidance intended to be provided to analysts and the public or to rating agencies, and consider whether the information contained in these documents is consistent with the information contained in the financial statements;

16.

Facilitate the preparation and inclusion of any report from the Committee or other disclosures as required by applicable laws and regulations in the Company’s annual proxy statement or other filings of all regulatory authorities having jurisdiction;

17.

Review with management the adequacy of the insurance and fidelity bond coverages, reported contingent liabilities, and management’s assessment of contingency planning. Review management’s plans regarding any changes in accounting practices or policies and the financial impact of such changes, any major areas in management’s judgment that have a significant effect upon the financial statements of the Company, and any litigation or claim, including tax assessments, that could have a material effect upon the financial position or operating results of the Company;

18.	Review with management and the independent accountants each annual, quarterly and other periodic report prior to its filing with the relevant regulators or prior to the release of earnings;

19.

Review policies and procedures with respect to officers’ expense accounts and perquisites, including their use of corporate assets, and consider the results of any review of these areas by the independent accountants;

20.

Review, with the Company’s counsel, any legal, tax or regulatory matter that may have a material impact on the Company’s financial statements, operations, related Company compliance policies, and programs and reports received from regulators;

21.	Evaluate and review with management the Company’s guidelines and policies governing the process of risk assessment and risk management;

22.	Meet with the independent accountants and management in separate executive sessions to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee;

23.	Report Committee actions to the Board with such recommendations as the Committee may deem appropriate;

24.

Maintain, review and update the procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, as set forth in the Company’s Whistleblower Policy;

25.	Review, assess and update this Charter on an annual basis and recommend any proposed changes to the Board for approval, in accordance with the requirements of the all applicable laws;

26.	Perform such other functions consistent with this Charter, the Company’s Articles and governing law, as the Committee deems necessary or appropriate; and

27.

Together with the Board, ensure policies and produces are in place and are effective to maintain the integrity of the Company’s: (i) disclosure controls and procedures; (ii) internal control over financial reporting; and (iii) management information systems.